As confidentially submitted to the Securities and Exchange Commission on February 13, 2020.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GUARDIAN PHARMACY, LLC

to be converted as described herein into a corporation named

GUARDIAN PHARMACY SERVICES, INC.

(Exact name of registrant as specified in its charter)

Indiana	5912	20-0100834
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

171 17th Street NW

Suite 1400

Atlanta, Georgia 30363

(404) 810-0089

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Fred P. Burke

President and Chief Executive Officer

Guardian Pharmacy, LLC

171 17th Street NW

Suite 1400

Atlanta, Georgia 30363

(404) 810-0089

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Mark L. Hanson, Esq. Jones Day 1420 Peachtree Street NE, Suite 800 Atlanta, Georgia 30309 (404) 521-3939	Mark J. Mihanovic, Esq. McDermott Will & Emery LLP 275 Middlefield Rd., Suite 100 Menlo Park, California 94025 (650) 815-7438

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Class A Common Stock, par value $0.001 per share	$	$

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of any additional shares of Class A common stock that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Guardian Pharmacy, LLC, whose name appears on the cover of this registration statement, is an Indiana limited liability company. In connection with the consummation of this offering, Guardian Pharmacy, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Guardian Pharmacy Services, Inc. as described in the section titled “Corporate Conversion.” As a result of the Corporate Conversion, the members of Guardian Pharmacy, LLC and holders of minority membership interests of the subsidiaries of Guardian Pharmacy, LLC immediately prior to the consummation of this offering will become holders of shares of Class B common stock of Guardian Pharmacy Services, Inc. Except as disclosed in the prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of Guardian Pharmacy, LLC and its subsidiaries and do not give effect to the Corporate Conversion. Shares of the Class A common stock of Guardian Pharmacy Services, Inc. are being offered hereby.

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our audited consolidated financial statements for the year ended December 31, 2017 because they relate to a historical period that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion Preliminary Prospectus Dated February 13, 2020

P R O S P E C T U S

            Shares

Class A Common Stock

This is Guardian Pharmacy Services, Inc.’s initial public offering. We are selling                  shares of our Class A common stock.

We expect the public offering price to be between $                 and $                 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that our Class A common stock will trade on the Nasdaq Global Market (“Nasdaq”) under the symbol “                .”

Upon completion of this offering, we will have two classes of common stock outstanding: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except for certain transfer restrictions and conversion terms applicable to Class B common stock. Each share of Class A common stock and Class B common stock entitles its holder to one vote on all matters presented to our stockholders generally.

Immediately following this offering, we expect that a group of holders of Class B common stock including certain of our executive officers and directors and their affiliates, who we refer to as the “Guardian Founders,” will collectively control a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance rules of Nasdaq. See “Management—Controlled Company Exemption.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 19 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also exercise their option to purchase up to an additional                  shares of Class A common stock from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                 , 2020.

BofA Securities	Morgan Stanley

The date of this prospectus is                 , 2020

Guardian Pharmacy Locations

You should rely only on the information contained in this prospectus or contained in any free writing prospectus that we have filed with the Securities and Exchange Commission (the “SEC”). Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Class A common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

We are offering to sell, and seeking offers to buy, our Class A common stock only in jurisdictions where such offers and sales are permitted. For investors outside the United States, neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States who come into possession of this prospectus and any free writing prospectus related to this offering are required to inform themselves about, and to observe any restrictions related to, the offering of the shares of our Class A common stock and the distribution of this prospectus and any such free writing prospectus outside of the United States.

ABOUT THIS PROSPECTUS

Basis of Presentation

Guardian Pharmacy, LLC, whose name appears on the cover of the registration statement of which this prospectus forms a part, is an Indiana limited liability company. In connection with the consummation of this offering, Guardian Pharmacy, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Guardian Pharmacy Services, Inc. as described in the section titled “Corporate Conversion.” As a result of the Corporate Conversion, the members of Guardian Pharmacy, LLC and holders of minority membership interests of the subsidiaries of Guardian Pharmacy, LLC immediately prior to consummation of this offering will become holders of shares of Class B common stock of Guardian Pharmacy Services, Inc. Except as disclosed in this prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this prospectus are those of Guardian Pharmacy, LLC and its subsidiaries and do not give effect to the Corporate Conversion. Shares of the Class A common stock of Guardian Pharmacy Services, Inc. are being offered by this prospectus.

As used in this prospectus, unless otherwise indicated or the context otherwise requires, references to “we,” “us,” “our,” “Guardian,” the “Company” or similar terms refer: (i) prior to the Corporate Conversion discussed elsewhere in this prospectus, to Guardian Pharmacy, LLC and its subsidiaries; and (ii) following the Corporate Conversion, to Guardian Pharmacy Services, Inc., the issuer of the Class A common stock offered hereby, and its subsidiaries, including Guardian Pharmacy, LLC and its subsidiaries. We also refer to Guardian Pharmacy Services, Inc. as the “Issuer.”

Industry and Market Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. Our management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. While we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, we have not independently verified data from third-party sources. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the third parties and by us.

Trademarks, Service Marks and Trade Names

This prospectus includes references to trademarks, service marks and trade names that we use in connection with the operation of our business, including without limitation, Guardian Pharmacy, Guardian Pharmacy Services, GuardianShield, Guardian Compass and our logos, which are our property and are protected under applicable intellectual property laws. This prospectus also may contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are referred to without the TM, SM and ® symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

- ii -

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our Class A common stock. You should read the entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as our historical consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before making an investment decision.

Overview

We are a leading long-term care pharmacy services company that facilitates the full lifecycle of pharmacy administration and associated consultative services for residents of long-term health care facilities (“LTCFs”). We perform the clinical, administrative and dispensing functions necessary to serve high acuity LTCFs, such as skilled nursing facilities (“SNFs”), while also emphasizing high-touch, localized capabilities that adapt to the needs of residents in historically lower acuity LTCFs, such as assisted living facilities (“ALFs”), group homes (“GHs”) and behavioral health facilities (“BHFs,” and together with GHs, “GH/BHFs”). As of September 30, 2019, our 37 pharmacies served approximately 128,000 residents in approximately 4,500 LTCFs across 26 states. Approximately two-thirds of our revenue for the nine months ended September 30, 2019 was generated from residents of ALFs and GH/BHFs, which generally are characterized by greater complexity in the administrative and dispensing process than SNFs.

Certain characteristics of ALFs, which are not typical of SNFs, create additional challenges and complexities for pharmacy service providers. First, residents at ALFs typically are on different pharmacy benefit plans, each with a distinct formulary and reimbursement process, covering their complex pharmaceutical regimens. Second, ALFs often lack staff with formal clinical training and have no on-site medical director or full-time nurse. Third, residents in these facilities have the right to choose their own pharmacy, which often leads to multiple pharmacy service providers at a single ALF. This requires the pharmacies to have a targeted sales team to increase the number of residents using our services at each facility we serve, which we refer to as “resident adoption.” These characteristics are also typical of most GH/BHFs.

Through our local pharmacy management model and our proprietary suite of technologies, including our data warehouse, we monitor the prescriptions we fill for compatibility with each resident’s overall pharmaceutical regimen and coverage under the resident’s pharmacy benefit plan. Further, we provide tailored services and on-site training to help caregivers administer drugs to residents more safely, efficiently and cost effectively. In doing so, we have been able to increase resident adoption and simplify the administration of medications in many of the LTCFs that we serve.

For all of the LTCFs we serve, we aim to be a trusted partner to:

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Residents. We monitor resident drug regimens and coordinate with each resident’s prescribing physicians to confirm clinical appropriateness and to help maximize coverage under the resident’s pharmacy benefit plan. We also partner with each facility to achieve adherence to a resident’s drug regimen. We believe that these services improve clinical outcomes and reduce hospitalizations and out-of-pocket costs for the resident.

•

LTCFs / Caregivers. We help caregivers deliver high quality resident care by streamlining the intricacies associated with drug administration and compliance with related regulatory requirements. We do this through the information available from our data warehouse, our compliance packaging of the prescriptions we fill and the clinical training we offer.

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Health Plan Payors. Our services help facilitate proper management of residents’ pharmaceutical regimens and reduce errors in drug administration, which we believe ultimately results in better clinical outcomes and thereby lowers overall health care costs for health insurance plan payors.

Due to the breadth of the services we offer, the benefits of our pharmacy management model and our history of implementing our growth strategies, we have consistently achieved significant growth since our inception. We have grown from one pharmacy in 2004 to 37 at year-end 2019, increasing annual revenues over that period from $15 million to $698 million, resulting in a 29.2% compound annual growth rate (“CAGR”) in revenue and a 26.1% CAGR in residents served. The chart below shows our significant growth since 2004 when we entered the ALF market with our first pharmacy in Phoenix, Arizona.

Guardian Pharmacy Growth Since Inception

Our growth in residents served has resulted from both “acquired growth” and “organic growth.” Acquired growth represents growth in the number of residents served from the acquisition of an operating pharmacy, which we measure using the number of residents served by the acquired pharmacy as of the acquisition date. Organic growth represents the increase in the number of residents served (i) by our acquired pharmacies subsequent to the acquisition date, and (ii) by our new, or “greenfield,” pharmacies at opening and as they continue to grow. We generate organic growth through new and expanded LTCF relationships as well as increased resident adoption of our services at the facilities we already serve. Our multi-faceted growth strategy involves locating, integrating and substantially improving the pharmacies we acquire, and strategically locating and achieving profitable growth at the greenfield pharmacies we open. As shown below, much of our growth has been organic. From year-end 2014, we have experienced 148% growth in the number of residents we serve, of which over 60% resulted from organic growth.

Historical Organic and Acquired Resident Growth

From 2016 through September 30, 2019, we had a 9.7% CAGR in our net income from $18.3 million to $23.6 million. During the same period, we had a 13.2% CAGR in our Adjusted EBITDA from $27.8 million to $39.1 million.

The IBISWorld 2019 Institutional Pharmacy Report estimated that the institutional pharmacy market revenues would be approximately $19 billion in 2019. This market is currently served by Guardian, two national pharmacy services providers historically focused on serving SNFs, several regional providers and over 1,000 independent pharmacies. Given our 2018 revenue of $600.4 million in relation to the size of this large market, we believe we have significant opportunity to execute our growth strategy.

Within the U.S. LTCF market, we believe the ALF and GH/BHF sectors are the most attractive and have the highest growth potential. Industry research indicates that revenues in the U.S. ALF market are projected to have a CAGR of more than 6% over the next five years. We believe that this favorable market provides Guardian with significant opportunity for future growth.

Our revenue of $506.1 million and $600.4 million for the years ended December 31, 2017 and 2018, respectively, represents year-over-year growth of 19%. For the years ended December 31, 2017 and 2018, our net income was $20.4 million and $23.3 million, respectively, and our Adjusted EBITDA was $32.6 million and $44.5 million, respectively. See the section titled “Prospectus Summary—Summary Historical Consolidated Financial Data—Adjusted EBITDA” for the definition of Adjusted EBITDA as well as a reconciliation of Adjusted EBITDA to net income.

Challenges We Address

In long-term care settings, proper coordination of drug administration is critical to managing the overall health and wellbeing of residents. Residents of LTCFs are at high risk for adverse drug events given the complex mix of medications prescribed by the various physicians responsible for their care. Lapses in care or incorrect administration can result in serious adverse drug events, which can result in hospitalization and have significant implications on both the quality and duration of life, in addition to the overall cost of healthcare.

In comparison to historically higher acuity settings such as SNFs, ALFs in particular face a number of challenges in the pharmacy administration lifecycle. ALFs were initially conceived as senior living facilities providing stimulation and community for elderly individuals who no longer desired, or were capable of, independent living. However, over time, these facilities have expanded their services to increasingly address the health needs of an ever-growing number of older and higher acuity residents who need assistance in maintaining their drug regimens. According to the Argentum Getting to 2025 Executive Member Report, in 2019, the average ALF resident was 87 years old and the average resident took 12 to 14 prescriptions daily. By contrast, in 2001, the average ALF resident was 80 years old. ALF residents today require greater assistance in maintaining their drug regimens, and consistency and accuracy in drug administration is now a key service that ALFs provide to their residents.

There are several specific ongoing industry trends that continue to drive the increased need for ALFs, as well as GH/BHFs, to act as caregivers, which we believe help drive demand for the associated and critical pharmacy services that we provide:

•	Aging demographics and increases in the number of assisted living residents;

•	Later age-in and age-out of assisted living residents, requiring greater emphasis on healthcare delivery and associated coordination of complex pharmaceutical regimens;

•	Improving life expectancy and enhanced quality of care is increasing duration and acuity of treatment required for residents in historically lower acuity settings like ALFs and GH/BHFs; and

•	Highly fragile population of individuals with behavioral health needs at GH/BHFs.

Our Solution and Value Proposition

We believe that we have uniquely built our capabilities and associated technology tools to address the growing challenges that are specific to our end markets. In addition to the services we provide to LTCFs generally, we provide ALFs and GH/BHFs with tailored services that enhance their abilities as caregivers to their residents. We offer a suite of high-touch consultative pharmacy services, using a portfolio of proprietary data analytics systems and technology, designed to help ensure that the right dose of the right medication is provided to the right resident at the right time. Examples of our services include:

•	Assisting residents in confirming appropriate pharmacy benefit plan coverage of their medication by coordinating therapeutic interchanges with residents’ physicians;

•	Proactive analysis of potential adverse drug interactions and managing potential risks in pharmacy administration;

•	Customized compliance packaging for LTCFs, organized by resident and time of administration;

•	Integration of a resident’s drug regimen with the LTCF’s Electronic Medical Administrative Records (“EMARs”);

•	Customized drug administration training for LTCF caregivers;

•	Conducting mock audits of LTCFs to monitor compliance with drug administration and government regulation; and

•	Periodic drug regimen review for each resident by consulting pharmacists.

In summary, through our comprehensive suite of pharmacy services and our service-focused approach, we believe that we offer a compelling value proposition to residents, to LTCFs and their respective caregivers, particularly in ALFs and GH/BHFs, and to health plan payors.

The Guardian Pharmacy Prescription Workflow Lifecycle

Through our locally-based pharmacies, we utilize complex technology to manage the dispensing and administration of prescriptions to residents of LTCFs over the full prescription lifecycle, as depicted below.

Our Key Strengths

We utilize a high touch, resident-centric, superior customer service model to help drive pharmaceutical regimen adherence and improved clinical outcomes, while managing overall costs.

We believe that our high touch model helps optimize a resident’s drug compliance, contributes to fewer instances of adverse drug events and decreases in resident hospitalizations, resulting in lower costs to residents, LTCFs and health plan payors.

We use our technological tools to enhance our ability to serve LTCFs and drive operational efficiencies.

We have made significant investments to equip our pharmacies with state of the art technology designed to drive superior operational efficiencies in pharmaceutical workflow management. Specific areas of our business in which we have made investments include automated robotic dispensing technology, compliance packaging, pharmacy workflow software, EMAR integration capabilities, cybersecurity infrastructure and disaster recovery business continuity.

We believe that our business model promoting local management autonomy, combined with our centralized corporate support, results in superior service to LTCFs and their residents.

We believe that our pharmacy management model offers local and tailored support to LTCFs and their residents, and enables us to adapt our technology and dispensing capabilities to customer needs in each local market. We empower our local management teams, offer leadership support services and training, and provide centralized purchasing power, thereby enhancing our ability to manage larger scale accounts and improve resident adoption rates and facility compliance.

We have developed a comprehensive data analytics platform to support our local pharmacies and the LTCFs they serve with information that improves resident care.

Our business model is supported by our proprietary centralized data warehouse, which collects a variety of data related to pharmacy operating systems, purchasing and inventory management, finance and business planning, pharmacy benefit plan reimbursement, sales and customer relationship management, human resources and payroll, and banking. Our Guardian Compass platform offers insights to enhance efficiencies for our pharmacies, including proprietary real-time operational dashboards and metrics. Our suite of GuardianShield products offer customer and clinical services that benefit both the residents we serve and their caregivers.

We are led by an exceptional team, both at the corporate and local levels, with a proven history of industry leadership and operational excellence.

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Highly experienced and entrepreneurial executive leadership. We are led by highly experienced and entrepreneurial executive officers, each of whom has nearly 30 years of experience founding and leading successful companies in the pharmacy industry. Prior to our inception, Fred Burke, our President and Chief Executive Officer, David Morris, our Executive Vice President and Chief Financial Officer, and Kendall Forbes, our Executive Vice President of Sales & Operations, began working together in 1993 on a previous pharmacy venture that was acquired by Bindley Western Industries (“Bindley Western”) in 1999.

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Experienced local pharmacy leadership teams. We also have strong management teams in place at the local level, with the majority of local pharmacy presidents having been in their positions for over a decade.

•	Strong corporate support group. We are supported by a team of approximately 75 members who collectively bring deep experience to the Company in relevant areas such as technology, pharmacy operations, supply chain, legal, regulatory/compliance, revenue cycle management and network contracting, purchasing, marketing, real estate, human resources, leadership development and finance.

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Support from sophisticated group of investors. We have been primarily capitalized by Bindley Capital Partners, LLC, a private investment firm led by William Bindley, who serves as our Chairman of the Board and has provided significant strategic leadership. Mr. Bindley, a pioneer in the healthcare services industry, was the founder, chairman and chief executive officer of Bindley Western, a pharmaceutical distribution and services company acquired by Cardinal Health, Inc. for $2.3 billion in 2001. He also served as an executive and the chairman of Priority Healthcare Corporation, a specialty pharmacy services company that was spun-off from Bindley Western in 1998 and acquired by Express Scripts, Inc. for $1.3 billion in 2005. In addition, Cardinal Equity Partners, along with Fred Burke, David Morris and Kendall Forbes, have made significant capital investments in the Company. Collectively, this group of investors has extensive experience and expertise in the healthcare services industry.

Our Growth Strategy

We have demonstrated 15 years of continued growth since our inception in 2004. Since 2015, Guardian has more than doubled its resident count and its revenue. The majority of this growth has been achieved organically. We derived approximately two-thirds of our revenue from the higher growth ALF and GH/BHF markets, and we expect this to continue.

The four key pillars that we expect to drive our continued growth are:

•	Increase local and small regional LTCF accounts.

Our sales teams actively engage in marketing efforts to build relationships with a large number of local and smaller regional ALFs and GH/BHFs we do not currently serve in existing markets.

•	Increase new large regional and national LTCF accounts.

We have established relationships with large regional and national ALFs, including Brookdale Senior Living, Eclipse Senior Living and Belmont Village Senior Living. From 2014 through year end 2019, we increased our total resident count within regional and national ALFs by more than 800%, from approximately 4,000 to 35,000. We believe there are significant opportunities to expand our business serving regional and national ALF accounts.

•	Increase resident adoption of our services in ALF accounts.

We increase the adoption of our services by residents within existing ALF accounts through targeted marketing efforts, leveraging data, and demonstrating our value proposition to LTCFs, residents and caregivers. For example, after becoming the preferred provider for a significant number of LTCFs of a large national chain, we significantly increased the number of residents served at those facilities to over 70% through our marketing efforts. Through a combination of these efforts and increasing the number of facilities we serve, we have grown our resident count at this large national customer from approximately 1,900 residents in 2015 to over 8,000 as of year-end 2019.

•	Ongoing geographic expansion.

For both our acquisition program and our greenfield initiatives, we focus on expanding our market share and increasing profitability through strategic evaluation and implementation of opportunities to acquire and build out new pharmacies in existing and underserved markets.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this prospectus summary. You should carefully consider all of the risks discussed in the “Risk Factors” section before investing in our Class A common stock. These risks include, among others:

•	We face intense competition in our markets, which could negatively impact our business and significantly limit our growth;

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Our prescription volumes may decline, and our operating results may be negatively impacted, if products are withdrawn from the market or if increased safety risk profiles of specific drugs result in utilization decreases;

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If we lose relationships with one or more pharmaceutical wholesalers or key manufacturers, or if such wholesalers or manufacturers refuse to extend our relationships on the same or similar terms, especially terms relating to discounts and rebates, our business and financial results could be materially and adversely affected;

•	Our operating results may suffer if we fail to maintain certain relationships and contracts with LTCFs we serve;

•	Continuing government and private efforts to contain pharmaceutical costs, including by limiting reimbursements, may adversely impact our profitability, results of operations and financial condition;

•	Our operations are subject to extensive governmental regulation and oversight, and our failure to comply with applicable requirements could harm our business;

•	Further modifications to the Medicare Part D program may reduce our revenue and impose additional costs to our industry, which could adversely affect our operating results;

•	We are highly dependent on our senior management team, our local pharmacy management teams and our pharmacy professionals and the loss of such persons could cause our business to suffer;

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We could be adversely affected by product liability, product recall, personal injury or other health and safety issues, including as a result of errors in the dispensing and packaging of pharmaceuticals we distribute; and

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After the completion of this offering, pursuant to the Voting Agreement (as defined below), a group of holders of Class B common stock including certain of our executive officers and directors and their affiliates, who we refer to as the “Guardian Founders” will control a majority of the voting power of shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders, and their interests may conflict with yours in the future.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of certain exemptions from various reporting requirements that are applicable to other publicly-traded entities that are not emerging growth companies. These exemptions include:

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The option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	Not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended;

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Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	Not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes”; and

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Not being required to disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We currently intend to take advantage of all of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you invest. As a result, we do not know if some investors will find our Class A common stock less attractive. The result may be a less active trading market for our Class A common stock, and the price of our Class A common stock may become more volatile.

We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (c) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

Corporate Conversion

We currently operate as an Indiana limited liability company under the name Guardian Pharmacy, LLC. Immediately prior to the consummation of this offering, (i) we will implement an internal reorganization of the membership interests of Guardian Pharmacy, LLC and our subsidiaries and (ii) Guardian Pharmacy, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Guardian Pharmacy Services, Inc. In this prospectus, we refer to all of the transactions related to our internal reorganization and conversion to a corporation described above as the “Corporate Conversion.”

Prior to this offering and the Corporate Conversion, Guardian has conducted a significant portion of its business through its majority owned and wholly owned limited liability company subsidiaries, which we refer to as the “Operating Subsidiaries.” We refer to the membership interests of the Operating Subsidiaries collectively as the “Operating Subsidiary Units,” and to the minority members of these Operating Subsidiaries collectively as the “Minority Unitholders.” The membership interests of Guardian Pharmacy, LLC currently consist of Common Units (“Common Units”) and Preferred Units (“Preferred Units”).

Pursuant to the respective operating agreements of Guardian Pharmacy, LLC and each of the Operating Subsidiaries, immediately prior to Guardian Pharmacy, LLC’s conversion into Guardian Pharmacy Services, Inc., (i) the Operating Subsidiary Units held by the Minority Unitholders will automatically convert into Common Units of Guardian Pharmacy, LLC and (ii) all Preferred Units of Guardian Pharmacy, LLC will automatically convert into Common Units of Guardian Pharmacy, LLC. As a result, Guardian Pharmacy, LLC will have only one class of membership units outstanding, consisting of Common Units, and Guardian Pharmacy, LLC will wholly own and be the sole member of each of the Operating Subsidiaries.

Upon the conversion of Guardian Pharmacy, LLC into Guardian Pharmacy Services, Inc., each outstanding Common Unit of Guardian Pharmacy, LLC will be converted into (i) one share of Class B common stock of Guardian Pharmacy Services, Inc. and (ii) the right to receive $                in cash (without interest). We intend to use a portion of the net proceeds from this offering to fund the aggregate amount payable to the former holders of Common Units (the “Conversion Payment”). See “Use of Proceeds.”

Upon converting to a corporation and changing our name to Guardian Pharmacy Services, Inc., we will be governed by a certificate of incorporation to be filed with the Delaware Secretary of State and our bylaws, the material portions of which are described in the section titled “Description of Capital Stock.”

Corporate Information

We were originally formed as Guardian Pharmacy, LLC, an Indiana limited liability, on July 21, 2003. Immediately prior to the consummation of this offering, we will convert into a Delaware corporation pursuant to a statutory conversion and change our name to Guardian Pharmacy Services, Inc. Our principal executive offices are located at 171 17th Street NW, Suite 1400, Atlanta, Georgia 30363. Our telephone number at that location is (404) 810-0089. Our corporate website address is www.guardianpharmacy.net. Information contained on, or that may be accessed through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

The Offering

Issuer	Guardian Pharmacy Services, Inc.

Class A common stock offered by us	shares.

Underwriters’ option to purchase additional shares of Class A common stock	The underwriters have a 30-day option to purchase up to additional shares of Class A common stock at the public offering price, less the underwriting discount.

Class A common stock to be outstanding after giving effect to this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class B common stock to be outstanding after giving effect to this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting rights	Each share of our Class A common stock and Class B common stock entitles its holder to one vote on all matters to be voted on by our stockholders generally.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Voting power held by holders of Class A common stock after giving effect to this offering	Outstanding shares of Class A common stock will represent approximately % of the combined voting power of our common stock (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by holders of Class B common stock after giving effect to this offering	Outstanding shares of Class B common stock will represent approximately % of the combined voting power of our common stock (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting Agreement	In connection with the Corporate Conversion and this offering, the Guardian Founders, including certain of our executive officers and directors and their affiliates, will enter into a voting agreement (the “Voting Agreement”) which will become effective upon the consummation of the Corporate Conversion and this offering. Pursuant to the Voting Agreement, the Guardian Founders will agree to vote all of their shares of common stock in the manner determined by a majority of the votes represented by shares of common stock held by the Guardian Founders.

As a result, the Guardian Founders will control a majority of the voting power of shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders.

Controlled company exemption	Upon completion of this offering, we expect to be a “controlled company” for purposes of Nasdaq rules. As a “controlled company,” we will not be subject to certain corporate governance requirements. See “Management—Controlled Company Exemption.”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), assuming a public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use $ million of the net proceeds we receive from this offering to fund the Conversion Payment. We intend to use the balance of the net proceeds for general corporate purposes and working capital. See “Use of Proceeds” for additional information.

Dividend policy	We have no current plans to pay dividends on our Class A common stock or our Class B common stock. See “Dividend Policy.”

Trading Symbol	We have applied to list our Class A common stock on the Nasdaq Global Market under the symbol “ .”

Risk Factors	Investing in our Class A common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” and all other information in this prospectus before deciding whether to invest in our Class A common stock.

Summary Historical Consolidated Financial Data

The following tables set forth summary historical consolidated financial data of Guardian Pharmacy, LLC and its subsidiaries for the periods and as of the dates indicated. The consolidated statements of income data for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 are derived from audited consolidated financial statements of Guardian Pharmacy, LLC and its subsidiaries and related notes not included in this prospectus. The consolidated statement of income data for the year ended December 31, 2018 and the consolidated balance sheet data as of December 31, 2018 are derived from the audited consolidated financial statements of Guardian Pharmacy, LLC and its subsidiaries and related notes included elsewhere in this prospectus. The consolidated statements of income data for the nine months ended September 30, 2018 and 2019, and consolidated balance sheet data as of September 30, 2019, are derived from the unaudited consolidated financial statements of Guardian Pharmacy, LLC and its subsidiaries and related notes included elsewhere in this prospectus. Historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance. This information is qualified in its entirety by reference to, and should be read in conjunction with, our consolidated financial statements and related notes, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Consolidated Financial and Other Data,” and other financial information included in this prospectus.

(in thousands, except share data, residents served and prescriptions dispensed data)	Year Ended December 31,				Nine Months Ended September 30,
	2016	2017	2018		2018	2019
					(unaudited)
Consolidated Statements of Income Data:
Revenue	$424,659	$506,089		$600,365	$439,308		$515,496
Cost of goods sold	344,805	405,574		477,331	348,132		409,856

Gross profit	79,854	100,515		123,034	91,176		105,640
Operating expenses:
Selling, general, and administrative	54,776	70,894		87,845	60,813		70,946
Acquisition related and other (income) expenses	(1,320)	(1,041)		203	586		1,175
Depreciation and amortization	6,633	8,270		9,055	6,535		7,865

Total operating expenses	60,089	78,123		97,103	67,934		79,986

Operating income	19,765	22,392		25,931	23,242		25,654
Other expense:
Interest expense	1,117	1,354		1,900	1,318		1,709
Other expense, net	304	647		760	681		334

Total other expense	1,421	2,001		2,660	1,999		2,043

Net income	18,344	20,391		23,271	21,243		23,611
Less net income attributable to non-controlling interest(1)	(5,336)	(6,505)		(8,593)	(6,826)		(7,310)

Net income attributable to Guardian Pharmacy, LLC	$13,008	$13,886		$14,678	$14,417		$16,301

As-Converted Per Share Data (unaudited):(2)
As-converted net income per share:
Basic			$			$

Diluted			$			$

As-converted weighted-average shares used to compute net income per share:
Basic

Diluted

(in thousands, except share data, residents served and prescriptions dispensed data)	Year Ended December 31,			Nine Months Ended September 30,
	2016	2017	2018	2018	2019
				(unaudited)
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$1,407	$401	$2,252		$1,525
Total assets	$141,524	$160,035	$181,805		$192,667
Total liabilities	$74,029	$80,532	$113,798		$125,256
Members’ equity	$32,882	$44,111	$34,031		$34,691
Total equity	$67,495	$79,503	$68,007		$67,411

Selected Other Data:
Residents served	84,146	99,339	115,086	108,156	127,923
Prescriptions dispensed	9,556,780	11,869,585	13,956,802	10,169,988	11,919,783
Adjusted EBITDA	$27,782	$32,567	$44,494	$34,023	$39,129

(1)	These figures reflect minority membership interests in the subsidiaries of the Company and will be eliminated immediately prior to the completion of this offering pursuant to the Corporate Conversion.
(2)

Adjusted to reflect the completion of the Corporate Conversion, which will occur immediately prior to the completion of this offering, without giving effect to the issuance of shares of Class A common stock from this offering.

Adjusted EBITDA

To supplement our consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”), we also present Adjusted EBITDA, a financial measure which is not based on any standardized methodology prescribed by GAAP.

We define Adjusted EBITDA as net income before interest expense and depreciation and amortization, as adjusted to exclude the impact of items and amounts that we view as not indicative of our core operating performance, including share-based compensation, acquisition accounting adjustments, gain on disposition of businesses and loss on extinguishment of debt. Adjusted EBITDA does not have a definition under GAAP, and our definition of Adjusted EBITDA may not be the same as, or comparable to, similarly titled measures used by other companies.

We use Adjusted EBITDA to better understand and evaluate our core operating performance and trends. We believe that presenting Adjusted EBITDA will provide useful information to investors in understanding and evaluating our operating results, as they permit investors to view our core business performance using the same metrics that management uses to evaluate our performance.

There are a number of limitations related to the use of Adjusted EBITDA rather than net income, the most directly comparable GAAP financial measure, including:

•	Adjusted EBITDA does not reflect interest payments that represent a reduction in cash available to us;

•

depreciation and amortization are non-cash charges and the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and

•	Adjusted EBITDA does not consider the impact of share-based compensation.

Because of these limitations, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. You should consider Adjusted EBITDA alongside other financial measures, including net income and our other financial results presented in accordance with GAAP.

A reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, is set forth below.

(in thousands)	Year Ended December 31,			Nine Months Ended September 30,
	2016	2017	2018	2018	2019
				(unaudited)
Net income	$18,344	$20,391	$23,271	$21,243	$23,611
Add:
Interest expense	1,117	1,354	1,900	1,318	1,709
Depreciation and amortization	8,862	11,307	13,134	9,585	11,580

EBITDA	$28,323	$33,052	$38,305	$32,146	$36,900

Share-based compensation(1)	1,057	537	5,978	1,255	1,126
Acquisition accounting adjustments(2)	(1,598)	(1,022)	455	455	1,103
Gain on disposition of business	—	—	(411)	—	—
Loss on extinguishment of debt	—	—	167	167	—

Adjusted EBITDA	$27,782	$32,567	$44,494	$34,023	$39,129

(1)

Represents share-based compensation awards to employees. The Company believes this adjustment allows it to compare operating performance without regard to the impact of share-based compensation expense, which varies from period to period based on changes in the number of grants and the value of the awards.

(2)	Represents adjustments that relate to the fair value adjustments of expected contingent payments related to acquisitions.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to invest in our Class A common stock. Any of the following risks could materially and adversely affect our business, financial condition, results of operations and prospects. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

Intense competition may erode our profit margins.

The business of providing pharmacy services to LTCF residents is highly competitive, and we face competition from multiple sources. There are national, regional and local institutional pharmacies, as well as numerous local retail pharmacies, that provide pharmaceutical distribution services comparable to those that we offer. Many of these pharmacies have strong relationships with the LTCFs they serve and their customers. In addition, some of our competitors have greater financial resources than we do and may be more established in the markets they serve than we are, making our ability to compete more difficult. Some of our larger competitors have indicated that they plan to focus more on the ALF market, which could further increase the competition we face. Consolidation within the long term care pharmacy industry may also lead to increased competition. We compete on the basis of services as well as price. To attract new and retain existing LTCFs and residents, we must continually meet service expectations of LTCFs and residents. There can be no assurance that we will continue to remain competitive, which would cause our business and operating results to suffer. Competitive pricing pressures may adversely affect our earnings and cash flow. If we cannot compete effectively, our business and operating results would be materially and adversely affected.

LTCF residents have the ability to choose among pharmacy providers. Certain states have a “freedom of choice” requirement as part of their state Medicaid programs or in separate legislation that enable a patient to select his/her provider. These laws may prevent LTCFs from requiring their residents to purchase pharmacy services or pharmaceuticals from particular providers that have a supplier relationship with the LTCF. Such “freedom of choice” requirements increase the competition we face in providing services to LTCF residents. The ability of a resident to select the pharmacy that supplies him or her with prescription drugs could adversely affect our business, financial condition and results of operations because there can be no assurance that such resident will select us as a provider.

Our prescription volumes may decline, and our operating results may be negatively impacted, if products are withdrawn from the market or if increased safety risk profiles of specific drugs result in utilization decreases.

If the volumes of dispensed pharmaceuticals from our pharmacies decline, our business and operating results would suffer. When increased safety risk profiles of specific drugs or classes of drugs result in utilization decreases, physicians may cease writing or reduce the numbers of prescriptions written for these drugs. Additionally, negative press regarding drugs with higher safety risk profiles may result in reduced resident demand for such drugs.

Unexpected safety or efficacy concerns with respect to pharmaceuticals can also lead to product recalls or withdrawals. If we fail to or do not promptly withdraw pharmaceutical products upon a recall by a drug manufacturer, our business and results of operations could be negatively impacted. In cases where there are no acceptable prescription drug equivalents or alternatives for these recalled or withdrawn pharmaceuticals, our volumes of dispensed pharmaceuticals and our operating results may decline.

If we lose relationships with one or more pharmaceutical wholesalers or key manufacturers, or if such wholesalers or manufacturers refuse to extend our relationships on the same or similar terms, especially terms relating to discounts and rebates, our business and financial results could be materially and adversely affected.

We maintain contractual relationships with pharmaceutical wholesalers and manufacturers that provide us with, among other things, discounts for drugs we purchase to be dispensed from our pharmacies. Our contracts with pharmaceutical wholesalers and manufacturers often provide us with, among other things, discounts on drugs we purchase and rebates and service fees. Our contracts with pharmaceutical wholesalers and manufacturers generally are terminable on relatively short notice by either party and we have limited contractual protections with them. If any of these contractual relationships are terminated, materially altered, or renewed on terms that are less favorable to us, our business and operating results could be materially adversely affected.

Guardian receives rebates from pharmaceutical manufacturers and distributors of pharmaceutical products for undertaking certain activities that the manufacturers believe may increase the likelihood that we will dispense their products, including achieving targets of market share or purchase volumes. There can be no assurance that pharmaceutical manufacturers and distributors of pharmaceutical products will continue to offer these rebates or that they will not change the terms upon which rebates are offered. A decrease in prescription volumes dispensed or a decrease in the number of brand or generic drugs which participate in rebate programs and are used by the geriatric population could affect our ability to satisfy these rebate programs. The termination of such programs or our failure to satisfy the criteria for earning rebates may have an adverse effect on our cost of goods sold, financial condition, results of operations and liquidity.

Our operating results may suffer if we fail to maintain certain relationships and contracts with LTCFs we serve.

We have a number of contracts with companies that own or operate numerous LTCFs. In particular, we have contracts with one owner and operator of LTCFs that collectively account for approximately 5% of our revenue. If we are not able to maintain these relationships and contracts or are only able to maintain them on less favorable terms than those currently in place, our ability to provide our services to residents would be materially impacted. There can be no assurance that these parties will not terminate all or a portion of their contracts with us.

We also provide direct and indirect services to LTCFs, and our failure to provide services at optimal quality may impair our relationship with these LTCFs and could result in losing access to residents in these LTCFs.

Continuing government and private efforts to contain pharmaceutical costs, including by limiting reimbursements, may adversely impact our profitability, results of operations and financial condition.

During the past several years, the healthcare industry has been subject to an increase in governmental regulation and audits at both the federal and state levels. Efforts to control healthcare costs, including prescription drug costs, are continuing at the federal and state government levels. Changing political, economic and regulatory influences may significantly affect healthcare financing and reimbursement practices and result in unintended consequences to our business and operating results. For example, we anticipate that federal and state governments will continue to review and assess alternative pharmaceutical delivery systems, payment methodologies and operational requirements for pharmacies. A change in the composition of pharmacy prescription volume toward programs offering lower reimbursement rates could adversely affect our profitability. Any action taken to repeal or replace all or significant parts of the Affordable Care Act (the “ACA”) also could adversely affect our profitability, though it is unclear at this time what the full effects of any such changes would be.

We could be adversely affected by the continuing efforts of government and private health plan payors to contain pharmaceutical costs. To reduce pharmaceutical costs, health plan payors seek to lower reimbursement rates, limit the scope of covered services and negotiate reduced or capped pricing arrangements. Given the significant competition in the industry, we have limited bargaining power to counter health plan payor demands for reduced reimbursement rates. If we, or other entities acting on our behalf, are unable to negotiate for acceptable reimbursement rates, our profitability, results of operations and financial condition could be adversely affected.

In response to rising pharmaceutical drug prices, health plan payors may also demand that we satisfy certain quality metrics, enhanced service levels or cost efficiencies to help mitigate the increase in pharmaceutical costs. Our inability or failure to meet health plan payor imposed quality metrics, service requirements or cost efficiencies could adversely impact a health plan payor’s willingness to engage us.

We cannot assure you that reimbursement payments under governmental and private health plan payor programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to LTCF residents eligible for reimbursement under these programs. Any changes that lower reimbursement rates under Medicare, Medicaid or private pay programs could result in a substantial reduction in our revenues. Our operating results may be adversely affected due to deterioration in reimbursement, changes in payor mix and growth in operating expenses in excess of increases, if any, in payments by health plan payors. We also anticipate that federal and state governments will continue to review and assess alternate pharmaceutical delivery systems, payment methodologies and operational requirements for pharmaceutical providers, including LTCFs and pharmacies.

In addition, Centers for Medicare & Medicaid Services (“CMS”) and other governmental agencies have advocated the creation of a national average acquisition cost benchmark (“NADAC”), which states may use to set pharmacy payment rates. Formulary fee programs have been the subject of debate in federal and state legislatures and various other public and governmental forums. If these benchmarks and programs were adopted, our operating results could be materially adversely affected.

Over the long term, funding for federal and state healthcare programs may be impacted by the aging of the population, the growth in enrollees as eligibility is potentially expanded, the escalation in drug costs owing to higher drug utilization among seniors, the impact of the Medicare Part D benefit for seniors, the introduction of new, more efficacious but also more expensive medications and the long-term financing of the Medicare program. We are unable to predict the impact on our business of any changes in healthcare policy relating to the future funding of the Medicare and Medicaid programs. Further, Medicare, Medicaid and private health plan payor rates for pharmaceutical products and supplies may change from current methodologies and present levels. Any future healthcare legislation or regulation impacting these reimbursement rates may materially and adversely affect our business.

If we fail to comply with Medicare and Medicaid regulations, we may be subjected to reduction in reimbursement, overpayment demands, or loss of eligibility to participate in these programs.

The Medicare and Medicaid programs are highly regulated. These programs are also subject to changes in regulations and guidance. If we fail to comply with applicable reimbursement laws and regulations, reimbursement under these programs and participation in these programs could be adversely affected. Federal or state governments may also impose other sanctions on us for failure to comply with the applicable reimbursement regulations, including but not limited to recovering an overpayment. Failure to comply with these or future laws and regulations could result in our inability to provide pharmacy services to LTCF residents.

Further modifications to the Medicare Part D program may reduce revenue and impose additional costs to the industry.

The Medicare Prescription Drug Improvement and Modernization Act of 2003 (the “MMA”), included a major expansion of the Medicare program with the addition of a prescription drug benefit under the Medicare

Part D program. The continued impact of these regulations depends upon a variety of factors, including our ongoing relationships with the Part D Plans (as defined below) and the resident mix of the LTCFs we serve.

We cannot predict how future modifications to the Medicare Part D program, including through new legislation, may reduce revenue and impose additional costs to the industry, which could materially adversely affect our operating results. We cannot assure you that any changes to Medicare Part D and the regulations promulgated under Medicare Part D will not have a material adverse effect on our business.

Further consolidation of managed care organizations and other health plan payors, and changes in the terms of our agreements with these parties, may adversely affect our profits.

Managed care organizations and other health plan payors have continued to consolidate in order to enhance their ability to influence the delivery and cost structure of healthcare services. Consequently, the healthcare needs of a large percentage of the U.S. population are increasingly served by a smaller number of managed care organizations. If this consolidation continues, we could face additional pricing and service pressures these organizations, which are increasingly demanding discounted fee structures. To the extent that these organizations engage our competitors as a preferred or exclusive provider, demand discounted fee structures or limit the residents eligible for our services, our liquidity and results of operations could be materially and adversely affected.

In addition, a significant percentage of our health plan payor reimbursements derive from our participation in the MHA Managed Care Network. In the event that we were to have a contractual dispute with MHA or fail to renew our agreement upon acceptable terms, our reimbursements may decrease. We also participate in the MHA group purchasing organization, or GPO, for purposes of drug purchasing. In the event that our relationship were to suffer with MHA under either the network participation agreement or the MHA GPO agreement, our reimbursements could be further impacted and our business and operating results could be materially and adversely affected.

We are highly dependent on our senior management team, our local pharmacy management teams and our pharmacy professionals and the loss of such persons could cause our business to suffer and materially adversely affect our operating results.

Our business is managed by a small number of senior management personnel, the loss of which could cause our business to suffer and materially adversely affect our operating results. There is a limited pool of senior management personnel with significant experience in our industry. Accordingly, if we are unable to retain members of our current management team, we could experience significant difficulty in replacing key management personnel and our business could be materially and adversely affected. Moreover, any newly-hired members of our senior management team would need time to fully assess and understand our business and operations. We can offer no assurance as to how long our senior management will choose to remain with us.

In addition, our business model of empowering our local pharmacy management teams with significant autonomy makes us highly dependent on the local pharmacy’s ability to effectively manage and develop relationships with the LTCFs that they serve. If we experience substantial turnover in our local pharmacy management teams and these persons are not replaced by individuals with comparable skills, experience and industry knowledge, our business and operating results could be materially adversely impacted. Prior to the Corporate Conversion and this offering, our local pharmacy teams currently have an equity interest in their respective local pharmacies. After giving effect to the Corporate Conversion, these equity interests will be converted into Common Units of Guardian Pharmacy, LLC, and upon the conversion of Guardian Pharmacy, LLC into Guardian Pharmacy Services, Inc., into shares of Class B common stock. Following the consummation of this offering, we plan to offer the local pharmacy teams incentive opportunities to receive equity awards of Guardian Pharmacy Services, Inc. If the local pharmacy teams are not satisfied with these arrangements, our ability to retain the local pharmacy teams may be adversely impacted, which would harm our business.

Further, our success depends on our ability to attract and retain pharmacists and other pharmacy professionals. Competition for qualified pharmacists and other pharmacy professionals is intense. The loss of pharmacy personnel or the inability to attract or retain sufficient numbers of qualified pharmacy professionals could materially adversely affect our business. Our inability to meet our staffing requirements for pharmacists and other pharmacy professionals in the future could have a material adverse effect on our business and operating results.

If we or the LTCFs we serve fail to comply with state licensure requirements, we could be prevented from providing pharmacy services or be required to make significant changes to our operations.

Our pharmacies must be licensed by the state boards of pharmacy in the states in which they operate. States also regulate out-of-state pharmacies that fill prescriptions for residents in their states. The failure to obtain or renew any required regulatory approvals or licenses could adversely impact the operation of our business. In addition, the LTCFs we service are also subject to extensive federal, state and local regulations, including a requirement to be licensed in the states in which they operate. A negative action on our licenses or the failure by the LTCFs we service to obtain or renew any required licenses could result in our inability to provide pharmacy services to these LTCFs and their residents and could have a material adverse effect on our financial condition, results of operations and liquidity.

Complex and rapidly evolving laws and regulations could cause us to make significant changes to our operations or suffer substantial penalties.

As a participant in the healthcare industry in the United States, we are subject to numerous federal and state regulations. Further, there are various political, economic and regulatory influences that are placing our industry under intense scrutiny and which seek to implement fundamental changes. We cannot predict which reform proposals, if any, will be adopted, when they may be adopted, or what impact they may have on us. Any changes to the current regulatory and legal paradigm could increase the overall regulatory burden and costs associated with our business and materially adversely affect our business and operating results. If we fail to comply with existing or future applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate our pharmacies and our ability to participate in federal and state healthcare programs. The U.S. Drug Enforcement Agency (the “DEA”), the Food and Drug Administration (the “FDA”) and various state regulatory authorities have broad enforcement powers, including the ability to seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations. As a consequence of the severe penalties we could face, we must devote significant operational and managerial resources to complying with these laws and regulations. Different legal interpretations and enforcement policies could subject our current practices to allegations of noncompliance or illegality, or could require us to make significant changes to our operations. In addition, we cannot predict the impact of future legislation and regulatory changes on our business or assure that we will be able to obtain or maintain the regulatory approvals required to operate our business. The costs associated with complying with federal and state laws and regulations could be significant and the failure to comply with any such legal requirements could have a material adverse effect on our financial condition, results of operations and liquidity.

If we fail to comply with fraud and abuse laws, false claims provisions or other applicable laws, we may need to curtail operations, and could be subject to significant penalties.

We are subject to federal and state fraud and abuse laws that prohibit payments intended to induce or encourage the referral of patients to, or the recommendation of, a particular provider of items or services. Violation of these laws can result in loss of licensure, civil and criminal penalties, damages and exclusion from the Medicaid, Medicare and other federal healthcare programs. The Office of Inspector General (“OIG”) and U.S. Department of Justice have, from time to time, established national enforcement initiatives, targeting all providers of a particular type, that focus on specific billing practices or other suspected areas of abuse. Under the qui tam or “whistleblower” provisions of the federal and various state false claims acts, private citizens may bring lawsuits alleging that a violation of the federal Anti-Kickback Statute or similar laws has resulted in the submission of “false” claims to federal and/or state healthcare programs, including Medicare and Medicaid. Since the private plaintiff in this type of proceeding is generally entitled to share in any damages a court orders the defendant to pay to federal and state governments under these laws, financial incentives exist for individuals to allege that particular practices or activities constitute a violation of these statutes. A determination that we have violated these laws, or the initiation of a lawsuit alleging a violation of these laws, could adversely affect our business and financial condition.

As part of our ongoing operations, we are subject to various inspections, audits, inquiries, investigations and similar actions by third parties, as well as governmental/regulatory authorities responsible for enforcing the laws and regulations to which we are subject. From time to time we are subject to whistleblower complaints. Federal and state government agencies have increased their focus on and coordination of civil and criminal efforts in the healthcare area, and the ACA and other recent legislation has expanded federal healthcare fraud enforcement authority. There can be no assurance that the ultimate resolution of any such claims, inquiries or investigations, individually or in the aggregate, will not have a material adverse effect on our consolidated results of operations, financial position or cash flows. Moreover, we cannot predict our future costs associated with compliance with such laws.

Federal and state privacy and security regulations may increase our cost of operations and expose us to civil and criminal sanctions, damages, and penalties.

In the ordinary course of our business, we process, store and transmit data, which may include sensitive personal information of the residents we serve. We must comply with extensive federal and state requirements regarding the use, transmission and maintenance of protected health information (“PHI”) under the Health Insurance Portability and Accountability Act (“HIPAA”), and the Health Information Technology for Economic and Clinical Health Act (“HITECH”), which expanded certain sections of HIPAA, including applying the Privacy and Security Rules to business associates, strengthening enforcement activities and increasing penalties for violations. The requirements of federal and state privacy and security laws such as HIPAA and HITECH are complicated and are subject to interpretation and modification. In addition to HIPAA and HITECH, we must adhere to state privacy laws, including those that provide greater privacy protection for individuals than HIPAA. Failure to comply with HIPAA and HITECH or the similar state equivalent laws could subject us to loss of customers, denial of the right to conduct business, civil damages, fines, criminal penalties and other enforcement actions.

In addition, there are costs and administrative burdens associated with ongoing compliance with HIPAA’s privacy and security rules, as well as HITECH and state equivalents. Failure to comply carries with it the risk of significant penalties, damages, and sanctions. We cannot predict at this time the costs associated with compliance, or the impact of such laws and regulations on our results of operations, cash flows or financial condition. There can be no assurance that the cost of compliance with HIPAA, HITECH and state equivalents will not increase significantly in the future, which could result in an adverse effect on our operations or profitability.

The increasing enforcement environment in the U.S. healthcare industry may negatively impact our business.

Federal and state government agencies have increased their focus on and coordination of civil and criminal enforcement efforts in the healthcare industry, and recent legislation has expanded federal healthcare fraud enforcement authority. Both federal and state government agencies have increased their focus on and coordination of civil and enforcement efforts in the healthcare industry, including under the Anti-Kickback Statute (“AKS”) and the Civil Monetary Penalty Law (“CMP Law”). The OIG and U.S. Department have, from time to time, established national enforcement initiatives, targeting all providers of a particular type, that focus on specific billing practices or other suspected areas of abuse.

Our pharmacies are registered with the appropriate state and federal authorities pursuant to statutes governing the regulation of controlled substances. The DEA increased scrutiny and enforcement of long-term care pharmacy practices under the federal Controlled Substances Act. We believe that this increased scrutiny and, in some cases, stringent interpretation of existing regulations, effectively changed long-standing practices for dispensing controlled substances in the long-term care facility setting. Heightened enforcement of controlled substances regulations could increase the overall regulatory burden and costs associated with our pharmacy services, and there can be no assurance that this heightened level of enforcement and DEA or other investigations, or any fines or other penalties resulting therefrom, will not materially adversely affect our results of operations, financial condition or cash flows.

Courts across the U.S. have provided interpretations, sometimes conflicting, of these laws. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality, or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect on our business, operations and financial condition and our reputation could suffer significantly. If we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more of our pharmacies), damages, and exclusion of one or more of our pharmacies from participation in the Medicare, Medicaid and other federal healthcare programs. In addition, we are unable to predict future legislation or regulations at the federal or state level and what impact they may have.

Furthermore, the OIG and the U.S. Department of Justice have established national enforcement initiatives that may focus on specific billing practices or other suspected areas of fraud, waste, and abuse. In addition, under the federal False Claims Act (“FCA”) and state equivalents, the government and private parties, by qui tam complaints, have increased the prevalence and sophistication of enforcement activities, resulting in ever-increasing awards of damages and penalties. If we are unable to adjust to this changing enforcement environment, it could have a material adverse effect on our financial condition, results of operations and liquidity.

Adverse results in material litigation matters or governmental inquiries could have a material adverse effect upon our business.

We may from time to time become subject in the ordinary course of business to material legal action related to, among other things, professional liability and employee-related matters, as well as inquiries from governmental agencies and Medicare or Medicaid carriers requesting comment and information on allegations of billing irregularities and other matters that are brought to their attention through billing audits, third parties or other sources. The pharmaceutical industry is subject to substantial federal and state government regulation and audit. Legal actions could result in substantial monetary damages as well as damage to our reputation with customers, which could have a material adverse effect upon our financial condition and operating results.

Interruptions to our information systems may materially and adversely affect our operating results.

We rely on information systems to obtain, rapidly process, analyze, and manage data to facilitate the dispensing of prescription and non-prescription pharmaceuticals in accordance with physician orders and to deliver those medications to LTCF residents on a timely basis. We also use information systems to manage the accuracy of our billings and collections for thousands of LTCF residents and to process payments to suppliers.

In addition, we rely on computer and software systems owned and operated by third parties and which we do not control. We depend on these systems to be functioning and available in order to operate our business. It is possible that a third party that we rely on could experience interruptions, including as a result of a cybersecurity attack, data security breach or otherwise. These third-party providers also may decide to discontinue operating these systems.

Our business and operating results may be materially and adversely affected if any of these systems are interrupted for any reason (including cybersecurity threats or third-party provider failures), damaged or if they fail for an extended period of time. Significant disruptions to our infrastructure or any of our facilities due to failure of technology could adversely impact our business.

Our business success and results of operations depend in part on our ability to use technology effectively in our dispensing of prescriptions, and if we cannot keep pace with technological developments or continue to innovate and provide new programs, products and services, the use of our services and our revenue could decline.

To remain competitive, we must continually maintain and upgrade our technologies to meet the evolving preferences, needs and expectations of LTCFs and residents and to improve our productivity and reduce our operating expenses. We cannot predict the effect of technological changes on our business, and new services and technologies could in the future be superior to, or render obsolete, the technologies we currently use in our business. Incorporating new technologies into our products and services may require substantial expenditures and take considerable time, and ultimately may not be successful. In addition, our ability to adopt and develop new technologies may be inhibited by industry-wide standards, new laws and regulations and other factors. Our success will depend on our ability to develop new technologies and adapt to technological changes and evolving industry standards. We rely in part on third parties for the development of and access to new technologies, which may adversely impact our ability to integrate new technologies into our business. If we fail to effectively maintain and upgrade our technology, our ability to sustain and grow our business and our results of operations may be materially adversely affected.

Cybersecurity attacks or other data security incidents could disrupt our operations and expose us to regulatory fines or penalties, liability or reputational harm.

In the ordinary course of our business, we process, store and transmit data, which may include sensitive personal information as well as proprietary or confidential information relating to our business or third parties. A successful cybersecurity attack or other data security incident could result in the misappropriation of confidential or personal information, create system interruptions or deploy malicious software that attacks our information technology security systems. Such an attack or incident could result in business interruptions from the disruption of our information technology systems or those of our third-party information systems providers, or negative publicity resulting in reputational harm with our customers, stockholders and other stakeholders. In addition, the unauthorized dissemination of sensitive personal information or proprietary or confidential information could expose us to regulatory fines or penalties, litigation and potential liability or otherwise harm our business.

We could be adversely affected by product liability, product recall, personal injury or other health and safety issues.

Distributors of pharmaceuticals are exposed to risks inherent in the packaging and distribution of such products. We could be adversely impacted by the supply of defective or expired pharmaceuticals, including the infiltration of counterfeit products into the supply chain, errors in labeling of products, product tampering, product recall and contamination or product mishandling issues. Through our pharmacies and compliance packaging services, we are also exposed to potential risk of errors in the dispensing and packaging of pharmaceuticals, including related counseling, and in the provision of other healthcare services could lead to serious injury or death. Product liability or personal injury claims may be asserted against us with respect to any of the products or pharmaceuticals we sell or services we provide. Should a product or other liability issue arise, the coverage limits under our insurance programs and the indemnification amounts available to us may not be adequate to protect us against claims and judgments. We also may not be able to maintain this insurance on acceptable terms in the future. We could suffer significant reputational harm and financial liability if we experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on our business operations, financial condition and operating results.

Acquisitions and strategic alliances that we have made or may make in the future could use significant resources, may be unsuccessful and could expose us to unforeseen liabilities.

We have made and anticipate that we may continue to make acquisitions of and strategic alliances with complementary businesses to expand our business. At any particular time, we may be in various stages of assessment, discussion and negotiation with regard to one or more potential acquisitions or strategic alliances, which may or may not be completed. Our growth plans rely, in part, on the successful completion of future acquisitions. If we are unsuccessful, our business would suffer.

Acquisitions may involve significant cash expenditures, debt incurrence, operating losses, amortization of certain intangible assets of acquired companies, and expenses that could have a material adverse effect on our financial condition, results of operations and liquidity. Acquisitions involve numerous risks and uncertainties, including, without limitation:

•	difficulties integrating acquired operations, personnel and information systems, or in realizing projected efficiencies and cost savings;

•	failure to operate acquired facilities profitably or to achieve improvements in their financial performance;

•	diversion of management’s time from existing operations;

•	potential loss of key employees or customers of acquired companies;

•	inaccurate assessment of assets and liabilities and exposure to undisclosed or unforeseen liabilities of acquired companies, including liabilities for failure to comply with healthcare laws; and

•	increases in our indebtedness.

We rely on a single logistics provider for warehouse and distribution services, and our business could be harmed if our logistics provider performs poorly, fails to comply with its licensing requirements or is unavailable and we are unable to replace it.

Some of the pharmaceuticals we dispense are warehoused with one third-party logistics provider. We depend on this provider’s warehousing services for efficient and cost effective delivery of our products. Our logistics provider must hold appropriate licenses issued by state and federal regulators, especially due to its warehousing and distribution services of pharmaceuticals. If our logistics provider is not compliant with these licensing requirements, we could be subject to fines and penalties from governmental agencies, which could have a material adverse effect on our business and operating results. Additional risks associated with our dependence on our logistics provider include service interruptions or errors. In the event we lose these services or their services are ineffective and we are unable to transition efficiently and effectively to a new logistics provider, we could incur increased costs or experience a material disruption in our operations.

We may be exposed to potential liability and reputational harm if our LTCF caregivers fail to administer the pharmaceuticals we distribute properly.

While we offer training sessions to inform LTCF caregivers about the proper administration of the pharmaceutical products we distribute, we cannot guarantee that the LTCFs and caregivers will utilize these training opportunities, or that the pharmaceuticals we distribute will be administered properly. The lack of required training for administration of the pharmaceutical products we distribute may result in product misuse, adverse treatment outcomes or errors in distribution or administration, which we might not anticipate and which could harm our reputation and expose us to potential liability and consequently harm our business and operating results.

The misuse or off-label use of the pharmaceuticals we distribute may harm our image in the marketplace, result in injuries that lead to product liability suits or result in costly investigations and sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

The pharmaceuticals we distribute have been approved or cleared by the FDA for specific indications. We cannot however, prevent a physician from prescribing pharmaceuticals for uses outside of the FDA-approved or cleared indications for use, known as “off-label uses,” when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to LTCF residents if physicians attempt to use the pharmaceuticals we distribute off-label.

LTCF caregivers may also misuse pharmaceuticals that we distribute, ignore or disregard information provided in training or fail to obtain adequate training, potentially leading to injury and an increased risk of product liability. If pharmaceuticals that we distribute are misused, we may become subject to liability and costly litigation. It is also possible that federal or state enforcement authorities might take action if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations. Any of these events could significantly harm our business and operating results.

Our future success depends upon our ability to maintain and manage our rapid growth. If we are unable to manage our growth effectively, we may incur unexpected expenses and be unable to meet the demands of our customers and other constituents.

Over the past several years our business has grown significantly, and we aim to continue to expand the scope of our operations, both organically and through strategic acquisitions. Growth in our operations will place significant demands on our management, financial and other resources. We cannot be certain that our current systems, procedures, controls, and space will adequately support expansion of our operations, and we may be unable to expand or upgrade our systems or infrastructure to accommodate future growth. Our future operating results will depend on the ability of our management and key employees to successfully maintain our independence and corporate culture, preserve the effectiveness of our high-touch patient care model, manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems. Our inability to finance future growth, manage future expansion or hire and retain the personnel needed to manage our business successfully could have a material adverse effect on our business and prospects.

Our revenues and volume trends may be adversely affected by certain factors relevant to the markets in which we have pharmacies, including weather conditions and other natural disasters, some of which may not be covered by insurance.

Our revenues and volume trends will be predicated on many factors, including physicians’ pharmaceutical decisions on patients (residents), health plan payor programs, seasonal and severe weather conditions including the effects of extreme low temperatures, hurricanes and tornadoes, earthquakes, current local economic and demographic changes, some of which may not be covered by insurance. Any of these factors could have a material adverse effect on our revenues and volume trends, and many of these factors will not be within the control of our management. These factors may also have an effect on the LTCFs we serve and their ability to continue to operate.

Risks Related to Our Class A Common Stock and this Offering

Upon the completion of the Corporate Conversion and this offering, the Guardian Founders will be able to exercise significant control over us, including through the election of all of our directors.

Upon the completion of the Corporate Conversion and this offering, the Guardian Founders will beneficially own                shares of our Class B common stock, representing approximately                % of the combined voting power of our common stock. Pursuant to the terms of the Voting Agreement, upon the completion of the Corporate Conversion and this offering, the Guardian Founders will have the ability to elect all of the members of our board of directors and thereby control our management and affairs. In addition, upon the completion of the Corporate Conversion and this offering, the Guardian Founders will be able to determine the outcome of substantially all matters requiring action by our stockholders, including amendments to our certificate of incorporation and bylaws, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions even if such actions are not favored by our other stockholders. This concentration of ownership may also prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock.

Upon the listing of our Class A common stock on the Nasdaq Global Market, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. As a result, we will qualify for exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of the Corporate Conversion and this offering, the Guardian Founders will own more than 50% of the total voting power of our outstanding common stock and we will be a “controlled company” under Nasdaq corporate governance standards. As a controlled company, we will not be required by Nasdaq for continued listing of Class A common stock to (i) have a majority of independent directors, (ii) maintain an independent compensation committee or (iii) maintain independent director oversight of director nominations. For so long as we qualify as a “controlled company,” we may rely on some or all of these exemptions from Nasdaq listing requirements. Accordingly, our stockholders will not have the same protection afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements and the ability of our independent directors to influence our business policies and affairs may be reduced. As a result, our status as a “controlled company” could make our Class A common stock less attractive to some investors or could otherwise harm our Class A common stock price.

Our future issuance of Class A common stock, preferred stock or debt securities could dilute our common stockholders and adversely affect the market value of our Class A common stock.

The future issuance of shares of Class A common stock, preferred stock or debt securities may dilute the economic and voting rights of our stockholders and reduce the market price of the Class A common stock. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A common stock and adversely affect the market price of the Class A common stock.

From time to time in the future, we may also issue additional shares of our Class A common stock or securities convertible into Class A common stock pursuant to a variety of transactions, including acquisitions. The issuance by us of additional shares of our Class A common stock or securities convertible into our Class A common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our Class A common stock.

We will have broad discretion in the use of a significant portion of the net proceeds from this offering and may not use them effectively.

Our management currently intends to use the net proceeds from this offering in the manner described in “Use of Proceeds” and will have broad discretion in the application of a significant portion of the net proceeds from this offering. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the market price of our Class A common stock to decline, and delay the development of our operations. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and Nasdaq rules, including those promulgated in response to the Sarbanes-Oxley Act. These requirements will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our organization and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We cannot assure you that management’s past experience will be sufficient to successfully develop and implement these systems, policies and procedures and to operate our company. Failure to do so could jeopardize our status as a public company, and the loss of such status could materially and adversely affect us and our stockholders.

We expect to incur significant additional annual expenses related to these steps associated with, among other things, director fees, reporting requirements, transfer agent fees, additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We also expect that the new rules and regulations to which we will be subject as a result of being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage for such directors and officers. Any of these factors could make it more difficult for us to attract and retain qualified members of our board of directors.

Future sales, or the perception of future sales of Class A common stock, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have outstanding a total of                shares of our Class A common stock, assuming a public offering price of $                per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and                shares of Class B common stock convertible into Class A common stock on a one-to-one basis. Shares of Class A common stock sold or issued in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities

Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The                shares of Class B common stock outstanding immediately following this offering will be subject to certain transfer restrictions and conversion terms, including with respect to sales. These transfer restrictions will cease to apply as shares of Class B common stock automatically convert into shares of Class A common stock, which will be released over the thirty month period immediately following the completion of this offering. In addition, our board of directors may accelerate the conversion of Class B common stock into Class A common stock, subject to certain exceptions, and upon such conversion, those shares would be freely tradable. See “Description of Capital Stock—Common Stock—Transfer Restrictions and Conversion of Class B Common Stock.” In addition, in connection with this offering we and all of our directors and executive officers will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. The underwriters may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Shares Eligible for Future Sale” and “Underwriting” for a description of these lock-up agreements.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could decline, and we could also become subject to investigations by the stock exchange on which our Class A common stock is listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We have no operating history as a publicly-traded company, and our inexperience could materially and adversely affect us and our stockholders.

We have no history of operating as a publicly-traded company. Our senior management team lacks experience in operating a public company. As a publicly-traded company, we will be required to develop and implement substantial control systems, policies and procedures in order to satisfy our periodic SEC reporting and Nasdaq obligations. We cannot guarantee that management’s past experience will be sufficient to successfully develop and implement these systems, policies and procedures and to operate our company. Failure to do so could jeopardize our status as a public company, and the loss of such status may materially and adversely affect us and our stockholders.

While we currently qualify as an “emerging growth company” under the JOBS Act, taking advantage of the reduced disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors. Once we lose emerging growth company status, the costs and demands placed upon our management are expected to increase.

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies. As long as we qualify as an emerging growth company, we would be permitted, and we intend to, omit the auditor’s attestation on internal control over financial reporting that would otherwise be required by the Sarbanes-Oxley Act, as described above. We also intend to take advantage of the exemption provided under the JOBS Act from the requirements to submit say-on-pay, say-on-frequency and say-on-golden parachute votes to our stockholders and we will avail ourselves of reduced executive compensation disclosure that is already available to smaller reporting companies.

We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (c) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

Until such time that we lose “emerging growth company” status, it is unclear if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile and could cause our stock price to decline.

We may lose emerging growth status within a relatively short period of time on account of our public float exceeding $700 million or our annual gross revenues exceeding $1.07 billion. Once we lose emerging growth company status, we expect the costs and demands placed upon our management to increase, as we would have to comply with additional disclosure and accounting requirements.

An active market for our Class A common stock may not develop.

We cannot assure you that a regular trading market of our Class A common stock will develop on Nasdaq or elsewhere or, if developed, that any such trading market will be sustained. Accordingly, we cannot assure you of your ability to sell your Class A common stock when desired, or at all, or the prices that you may obtain for such Class A common stock.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, the Class A common stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock trading volume to decline and our Class A common stock to be less liquid and result in a decline in the stock price of our Class A common stock.

The price of our Class A common stock may be volatile and could decline substantially from the public offering price.

Even if a trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock in spite of our operating performance. In addition, we could fail to meet the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results, additions or departures of key management personnel, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our Class A common stock could decrease significantly.

Volatility in the market price of a company’s securities can result in institution of securities class action litigation against the company. Any such litigation brought against us could result in substantial costs and the diversion of our management’s attention and our resources.

We do not intend to pay any cash dividends on our Class A common stock in the foreseeable future.

Following the completion of this offering, we do not expect to pay any dividends on our Class A common stock in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. As a result, capital appreciation in the price of our Class A common stock, if any, may be your only source of gain on an investment in our Class A common stock.

Our certificate of incorporation and bylaws and provisions of Delaware law may discourage or prevent strategic transactions, including a takeover of our company, even if such a transaction would be beneficial to our stockholders.

Provisions contained in our certificate of incorporation and bylaws and provisions of the Delaware General Corporation Law, or DGCL, could delay or prevent a third-party from entering into a strategic transaction with us, even if such a transaction would benefit our stockholders. For example, our certificate of incorporation and bylaws:

•

authorize the issuance of “blank check” preferred stock that could be issued by our board of directors without further action by our stockholders to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive;

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	do not permit stockholders to take action by written consent other than during the period following this offering in which we qualify as a “controlled company” within the meaning of Nasdaq rules;

•

provide that special meetings of the stockholders may be called only by or at the direction of the chair of our board, the chief executive officer or a majority of the total number of authorized directors;

•	require advance notice to be given by stockholders for any stockholder proposals or director nominees;

•	restrict the forum for certain litigation against us to Delaware; and

•	provide for advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

In addition, we are subject to the provisions of Section 203 of the DGCL which limits, subject to certain exceptions, the right of a corporation to engage in a business combination with a holder of 15% or more of the corporation’s outstanding voting securities, or certain affiliated persons.

These restrictions and provisions could keep us from pursuing relationships with strategic partners and from raising additional capital, which could impede our ability to expand our business and strengthen our competitive position.

Our bylaws will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of fiduciary duty owed by any of our stockholders, directors, officers, or other employees to us or to our stockholders; (c) any action asserting a claim arising pursuant to the DGCL; or (d) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision does not apply to any actions arising under the Securities Act or the Exchange Act. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Investors in this offering will experience immediate and substantial dilution.

Based on assumed public offering price of $                per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $                per share in the as adjusted net tangible book value per share of common stock from the public offering price, and our as adjusted net tangible book value as of                , 2020 after giving effect to this offering would be $                per share. See “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements are all statements other than those of historical fact. Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions, or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “believes,” “expects,” “may,” “will,” “should,” “would,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” “contemplates,” “aims,” “continues,” “anticipates” and similar expressions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements are not guarantees of future performance and involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond our control. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, refer to “Risk Factors” and the factors more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Among the factors that could cause actual results to differ materially from those suggested by forward-looking statements are:

•	our ability to effectively execute our business strategies, implement new initiatives and improve efficiency;

•	our ability to effectively market and sell, customer acceptance of, and competition for, our pharmaceutical services in new and existing markets;

•	our relationships with pharmaceutical wholesalers and key manufacturers, LTCFs and health plan payors;

•	continuing government and private efforts to contain pharmaceutical costs, including by limiting pharmacy reimbursements;

•	changes in, and our ability to comply with, healthcare laws, regulations or interpretations;

•	further consolidation of managed care organizations and other health plan payors and changes in the terms of our agreements with these parties;

•	our ability to retain members of our senior management team, our local pharmacy management teams and our pharmacy professionals;

•	our exposure to, and the results of, claims, legal proceedings and governmental inquiries;

•	our ability to maintain the security of our operating and information technology systems and infrastructure (e.g., against cyber-attacks);

•	product liability, product recall, personal injury or other health and safety issues related to the pharmaceuticals we distribute;

•	the sufficiency of our existing cash and cash equivalents to fund our future operating expenses and capital expenditure requirements, and our ability to raise additional capital, if needed; and

•	the misuse or off-label use, or errors in the dispensing or administration, of the pharmaceuticals we distribute.

New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in, or implied by, the forward-looking statements. Therefore, we caution you not to place undue reliance on any forward-looking statements or information. Any forward-looking statements only speak as of the date of this prospectus. We undertake no obligation to update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

CORPORATE CONVERSION

We currently operate as an Indiana limited liability company under the name Guardian Pharmacy, LLC. Immediately prior to the consummation of this offering, (i) we will implement an internal reorganization of the membership interests of Guardian Pharmacy, LLC and our subsidiaries and (ii) Guardian Pharmacy, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Guardian Pharmacy Services, Inc. In this prospectus, we refer to all of the transactions related to our internal reorganization and conversion to a corporation described above as the “Corporate Conversion.”

Prior to this offering and the Corporate Conversion, Guardian has conducted a significant portion of its business through its majority owned and wholly owned limited liability company subsidiaries, which we refer to as the “Operating Subsidiaries.” We refer to the membership interests of the Operating Subsidiaries collectively as the “Operating Subsidiary Units,” and to the minority members of these Operating Subsidiaries collectively as the “Minority Unitholders.” The membership interests of Guardian Pharmacy, LLC currently consist of Common Units (“Common Units”) and Preferred Units (“Preferred Units”).

Pursuant to the respective operating agreements of Guardian Pharmacy, LLC and each of the Operating Subsidiaries, immediately prior to Guardian Pharmacy, LLC’s conversion into Guardian Pharmacy Services, Inc., (i) the Operating Subsidiary Units held by the Minority Unitholders will automatically convert into Common Units of Guardian Pharmacy, LLC and (ii) all Preferred Units of Guardian Pharmacy, LLC will automatically convert into Common Units of Guardian Pharmacy, LLC. As a result, Guardian Pharmacy, LLC will have only one class of membership units outstanding, consisting of Common Units, and Guardian Pharmacy, LLC will wholly own and be the sole member of each of the Operating Subsidiaries.

Upon the conversion of Guardian Pharmacy, LLC into Guardian Pharmacy Services, Inc., each outstanding Common Unit of Guardian Pharmacy, LLC will be converted into (i) one share of Class B common stock of Guardian Pharmacy Services, Inc. and (ii) the right to receive $                in cash (without interest). We intend to use a portion of the net proceeds from this offering to fund the aggregate amount payable to the former holders of Common Units (the “Conversion Payment”). See “Use of Proceeds.”

Upon converting to a corporation and changing our name to Guardian Pharmacy Services, Inc., we will be governed by a certificate of incorporation to be filed with the Delaware Secretary of State and our bylaws, the material portions of which are described in the section titled “Description of Capital Stock.”

The purpose of the Corporate Conversion is to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering Class A common stock to the public in this offering—is a corporation rather than a limited liability company, and so that Guardian wholly owns all of its subsidiaries.

Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of Guardian Pharmacy, LLC and its subsidiaries.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our Class A common stock in this offering will be approximately $                million, assuming a public offering price of $                per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that the net proceeds from this offering will be approximately $                million.

A $1.00 increase (decrease) in the assumed public offering price of $                per share would increase (decrease) the amount of proceeds available to us from this offering by approximately $                , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

In connection with the Corporate Conversion, each outstanding Common Unit of Guardian Pharmacy, LLC will be converted into (i) one share of Class B common stock of Guardian Pharmacy Services, Inc. and (ii) the right to receive $                in cash (without interest). See “Corporate Conversion.” We intend to use a portion of the net proceeds from this offering to fund the Conversion Payment, which is the aggregate amount payable to the former holders of Common Units that will be so converted. We intend to use the balance of the net proceeds for general corporate purposes and working capital.

Each 100,000 share increase (decrease) in the number of shares offered in this offering would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming that the price per share for this offering remains at $                (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discount and estimated offering expenses payable by us.

Pending the use of proceeds from this offering, we may invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We do not currently intend to pay any cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in the agreements governing any indebtedness we may enter into and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, long-term debt and capitalization as of September 30, 2019:

•	on an actual basis;

•	on a pro forma basis to give effect to the Corporate Conversion, as if such event had occurred on September 30, 2019; and

•

on a pro forma and as-adjusted basis to reflect the Corporate Conversion and the application of $                 of the net proceeds from this offering to fund the Conversion Payment (as described in “Use of Proceeds”), based on an assumed public offering price of $                per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discount and estimated offering expenses payable by us, in each case as if such event had occurred on September 30, 2019.

The information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with the sections of this prospectus titled “Selected Historical Consolidated Financial and Other Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

(in thousands, except share and per share data)	As of September 30, 2019
	Actual	Pro forma	Pro forma and as-adjusted
	(unaudited)
Cash and cash equivalents	$1,525	$	$

Long-term debt	$38,356	$	$

Members’ equity:
Members’ equity	$34,691	$	$
Members’ preferred return	5,885

Accumulated other comprehensive loss	(739)

Total Guardian Pharmacy, LLC equity	$39,837	$	$
Stockholders’
Class A common stock, $0.001 par value per share: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; and, shares authorized, shares issued and outstanding, pro forma and as-adjusted	—
Class B common stock, $0.001 par value per share: no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and, shares authorized, shares issued and outstanding, pro forma and as-adjusted	—
Additional paid-in capital(1)	—

Non-controlling interest(2)	27,574

Total members’/stockholders’ equity(1)	67,411

Total capitalization	$105,767	$	$

(1)

Each $1.00 increase or decrease in the public offering price per share of Class A common stock from the midpoint of the estimated price range set forth on the cover page of this prospectus would increase or decrease the paid-in capital and total equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each 1,000,000 share increase or decrease in the number of shares of Class A common stock issued and sold at the midpoint of the estimated price range set forth on the cover of this prospectus would increase or decrease the paid-in capital and total equity by approximately $ million.
(2)

Non-controlling interest reflects minority membership interests in the subsidiaries of the Company and will be eliminated immediately prior to the completion of this offering pursuant to the Corporate Conversion.

DILUTION

Dilution represents the difference between the amount per share paid by investors in this offering and the pro forma and as-adjusted net tangible book value per share of our common stock immediately after this offering. The data in this section is derived from our balance sheet as of                , 2020 and is presented on a pro forma basis after giving effect to the Corporate Conversion. The pro forma net tangible book value per share is equal to our total tangible assets less the amount of our total liabilities, divided by the sum of the number of our shares of common stock that will be outstanding immediately prior to the closing of this offering after giving effect to the Corporate Conversion. Our pro forma net tangible book value as of                , 2020 was $                million, or $                per share.

After giving effect to our receipt of the estimated net proceeds from our sale of Class A common stock in this offering, based on an assumed public offering price of $                per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discount and other estimated offering expenses payable by us, our pro forma and as-adjusted net tangible book value as of                , 2020 would have been $                million, or $                per share. This represents an immediate dilution to new investors in this offering of $                per share. The following table illustrates this per share dilution:

Assumed public offering price per share		$
Pro forma net tangible book value per share as of , 2020	$
Increase in net tangible book value per share attributable to new investors	$

Pro forma and as-adjusted net tangible book value per share after this offering		$

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed public offering price of $                per share would increase (decrease) our pro forma and as-adjusted net tangible book value by $                million, the pro forma and as-adjusted net tangible book value per share after this offering by $                and the dilution per share to new investors by $                , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each increase of 1,000,000 shares in the number of shares offered by us would increase our pro forma and as-adjusted net tangible book value by $                million, increase the pro forma and as-adjusted net tangible book value per share after this offering by $                and decrease the dilution per share to new investors by $                , assuming the assumed public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Each decrease of 1,000,000 shares in the number of shares offered by us would decrease our pro forma and as-adjusted net tangible book value by $                million, decrease the pro forma and as-adjusted net tangible book value per share after this offering by $                and increase the dilution per share to new investors by $                , assuming the assumed public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters fully exercise their option to purchase additional shares, pro forma and as-adjusted net tangible book value after this offering would increase by approximately $                per share, and there would be an immediate dilution of approximately $                per share to new investors.

The following table presents, on a pro forma as-adjusted basis, as described above, the differences between the Class B stockholders on a pro forma basis and the purchasers of shares of Class A common stock in this offering with respect to the number of shares of Class A common stock purchased from us, the total

consideration paid, and the average price paid per share at an assumed public offering price of $                per share (the midpoint of the range set forth on the cover page of this prospectus):

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
(in thousands)
Class B stockholders on a pro forma basis		%		%	$
New investors

Total		100%	$	100%	$

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in further dilution to holders of our Class A common stock.

To the extent that any equity awards are issued under our incentive plan, investors participating in this offering will experience further dilution.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected historical consolidated financial and other data of Guardian Pharmacy, LLC and its subsidiaries at the dates and for the periods indicated. The consolidated statements of income data for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 are derived from audited consolidated financial statements of Guardian Pharmacy, LLC and its subsidiaries and related notes not included in this prospectus. The consolidated statement of income data for the year ended December 31, 2018 and the consolidated balance sheet data as of December 31, 2018 are derived from the audited consolidated financial statements of Guardian Pharmacy, LLC and its subsidiaries and related notes included elsewhere in this prospectus. The consolidated statements of income data for the nine months ended September 30, 2018 and 2019, and consolidated balance sheet data as of September 30, 2019, are derived from the unaudited consolidated financial statements of Guardian Pharmacy, LLC and its subsidiaries and related notes included elsewhere in this prospectus.

The following selected historical consolidated financial data is qualified in its entirety by reference to, and should be read in conjunction with, our consolidated financial statements and related notes, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included in this prospectus. Historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance.

(in thousands, except residents served and prescriptions dispensed data)	Year Ended December 31,			Nine Months Ended September 30,
	2016	2017	2018	2018	2019
				(unaudited)
Consolidated Statements of Income Data:
Revenue	$424,659	$506,089	$600,365	$439,308	$515,496
Cost of goods sold	344,805	405,574	477,331	348,132	409,856

Gross profit	79,854	100,515	123,034	91,176	105,640
Operating expenses:
Selling, general, and administrative	54,776	70,894	87,845	60,813	70,946
Acquisition related and other (income) expenses	(1,320)	(1,041)	203	586	1,175
Depreciation and amortization	6,633	8,270	9,055	6,535	7,865

Total operating expenses	60,089	78,123	97,103	67,934	79,986

Operating income	19,765	22,392	25,931	23,242	25,654
Other expense:
Interest expense	1,117	1,354	1,900	1,318	1,709
Other expense, net	304	647	760	681	334

Total other expense	1,421	2,001	2,660	1,999	2,043

Net income	18,344	20,391	23,271	21,243	23,611
Less net income attributable to non-controlling interest(1)	(5,336)	(6,505)	(8,593)	(6,826)	(7,310)

Net income attributable to Guardian Pharmacy, LLC	$13,008	$13,886	$14,678	$14,417	$16,301

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$1,407	$401	$2,252		$1,525
Total assets	$141,524	$160,035	$181,805		$192,667
Total liabilities	$74,029	$80,532	$113,798		$125,256
Members’ equity	$32,882	$44,111	$34,031		$34,691
Total equity	$67,495	$79,503	$68,007		$67,411

Selected Other Data:
Residents served	84,146	99,339	115,086	108,156	127,923
Prescriptions dispensed	9,556,780	11,869,585	13,956,802	10,169,988	11,919,783
Adjusted EBITDA(2)	$27,782	$32,567	$44,494	$34,023	$39,129

(1)	These figures reflect minority membership interests in the subsidiaries of the Company and will be eliminated immediately prior to the completion of this offering pursuant to the Corporate Conversion.

(2)

See “Prospectus Summary—Summary Historical Consolidated Financial Data—Adjusted EBITDA” for more information and for a reconciliation of net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our historical consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions, that are based on the beliefs of our management. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this prospectus entitled “Risk Factors.” See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading long-term care pharmacy services company that facilitates the full lifecycle of pharmacy administration and associated consultative services for residents of long-term health care facilities, including assisted living facilities (“ALFs”), group homes (“GHs”), behavioral health facilities (“BHFs,” and together with GHs, “GH/BHFs”), skilled nursing facilities (“SNFs”) and other long-term living environments (collectively, “LTCFs”). We enter into contracts directly with LTCFs to serve as the principal pharmacy provider for their residents. In this capacity, we offer high-touch services and utilize complex technology to manage the dispensing and administration of prescriptions to residents of LTCFs. This includes prescription intake and adjudication management, packaging drugs into unit dose and/or multi-dose compliance packaging that are organized by date and time of administration and tracking each drug from delivery through administration to LTCF residents. We also offer training to caregivers and conduct mock audits to ensure compliance with pharmacy administration requirements, billing claims processing, government regulation and other matters.

While our competitors have primarily focused on SNFs, we have built a strong competitive position as a provider of pharmaceutical services to ALFs and GH/BHFs, which is the main focus of our business. LTCF industry trends, including aging demographics, increases in the number of assisted living residents, improving life expectancies and enhanced quality of care, have resulted in ALF and GH/BHF resident populations that require assistance with their increasingly acute and complex healthcare needs. Through our value-added capabilities and local management model, we have been able to pass on to residents, LTCFs and health plan payors the benefits of our scale without compromising on the high-touch localized customer service that is traditionally associated with an independent pharmacy. For this reason, we are well positioned to continue to serve ALFs and GH/BHFs, which we believe to be the most attractive and highest growth sector of the LTCF market.

We completed two acquisitions in 2018 and one acquisition in the nine months ended September 30, 2019, which were immaterial to the results of the respective periods of the consolidated financial statements. As of December 31, 2019, we owned and operated 37 pharmacies that serve LTCFs across 26 states.

The results of operations of acquired pharmacies are included from the date of acquisition. We consider our growth in residents served as either “acquired growth” or “organic growth.” Acquired growth represents growth in the number of residents served from the acquisition of an operating pharmacy, which we measure using the number of residents served by the acquired pharmacy as of the acquisition date. Organic growth represents the increase in the number of residents served (i) by our acquired pharmacies subsequent to the acquisition date, and (ii) by our new, or “greenfield,” pharmacies at opening and as they continue to grow. We generate organic growth through new and expanded LTCF relationships as well as increased resident adoption of our services at the facilities we already serve.

Financial and Operational Highlights for the Year Ended December 31, 2018

For the year ended December 31, 2018, we generated revenue of $600.4 million and net income of $23.3 million. For the year ended December 31, 2018, we served approximately 115,000 residents and dispensed approximately 14.0 million prescriptions.

Financial and Operational Highlights for the Nine Months Ended September 30, 2019

For the nine months ended September 30, 2019, we generated revenue of $515.5 million, as compared to $439.3 million for the same period in 2018, representing year-over-year growth of 17%. For the nine months ended September 30, 2019, we generated net income of $23.6 million, as compared to net income of $21.2 million for the same period in 2018, representing year-over-year growth of 11%.

For the nine months ended September 30, 2019, we served approximately 128,000 residents, as compared to approximately 108,000 residents for the same period in 2018, representing a year-over-year growth of 20%. For the nine months ended September 30, 2019, we also dispensed approximately 11.9 million prescriptions, as compared to approximately 10.2 million prescriptions for the same period in 2018, representing a year-over-year growth of 17%.

Components of Results of Operations

Revenue. We recognize revenue at the time of delivery of prescriptions and other pharmacy services to the LTCF, at which time control has been transferred. Revenue recognized reflects the consideration we expect to receive in exchange for these goods and services.

Cost of goods sold. Cost of goods sold consists primarily of expenses associated with the fulfillment and delivery of the prescription. Cost of goods sold also includes personnel-related expenses, including salaries and benefits, for employees on our operations team, delivery charges and other supporting overhead costs (such as rent and depreciation and amortization of assets used in the fulfillment and delivery of the prescription).

Selling, general, and administrative. Selling, general, and administrative consists primarily of personnel-related expenses, including salaries and benefits, for our employees engaged in pharmacy operations, sales and marketing, finance, legal, human resources, purchasing and other administrative functions. Selling, general, and administrative also includes facilities-related expenses, software expenses, sales and marketing expenses, insurance premiums, professional services expenses, including for outside legal and accounting services, and other overhead costs.

Acquisition related and other expenses. Acquisition related and other expenses consist primarily of changes in the fair value of the expected contingent payments related to acquisitions.

Depreciation and amortization. Depreciation and amortization primarily consists of the depreciation related to long-lived assets (i.e., pharmacy dispensing equipment, computer equipment and software, and delivery and other vehicles) and the amortization of intangible assets consisting of customer lists.

Interest expense. Interest expense consists of interest on our long-term debt and line of credit under our credit facility and capital leases.

Other expense, net. Other expense, net primarily consists of franchise tax payments for the states in which we operate, other organizational expenses and loss on the extinguishment of debt.

Adjusted EBITDA. We define Adjusted EBITDA as net income before interest expense and depreciation and amortization, as adjusted to exclude the impact of items and amounts that we view as not indicative of our core operating performance, including share-based compensation, acquisition accounting adjustments, gain on disposition of businesses and loss on extinguishment of debt. Adjusted EBITDA does not have a definition under GAAP, and our definition of Adjusted EBITDA may not be the same as, or comparable to, similarly titled measures used by other companies. See “Prospectus Summary—Summary Historical Consolidated Financial Data—Adjusted EBITDA” for more information.

Results of Operations

The following table sets forth our consolidated statements of income data for the year ended December 31, 2018 and the nine months ended September 30, 2018 and 2019, respectively. The period-over-period comparison of results of operations is not necessarily indicative of results for future periods, and the results for any interim period are not necessarily indicative of the operating results to be expected for the full year.

(in thousands)	Year Ended December 31,	Nine Months Ended September 30,
	2018	2018	2019
Revenue	$600,365	$439,308	$515,496
Cost of goods sold	477,331	348,132	409,856

Gross profit	123,034	91,176	105,640
Operating expenses:
Selling, general, and administrative	87,845	60,813	70,946
Acquisition related and other expenses	203	586	1,175
Depreciation and amortization	9,055	6,535	7,865

Total operating expenses	97,103	67,934	79,986

Operating income	25,931	23,242	25,654
Other expense:
Interest expense	1,900	1,318	1,709
Other expense, net	760	681	334

Total other expense	2,660	1,999	2,043

Net income	23,271	21,243	23,611
Less: net income attributable to non-controlling interest(1)	(8,593)	(6,826)	(7,310)

Net income attributable to Guardian Pharmacy, LLC	$14,678	$14,417	$16,301

Adjusted EBITDA(2)	$44,494	$34,023	$39,129

(1)	These figures reflect minority membership interests in the subsidiaries of the Company and will be eliminated immediately prior to the completion of this offering pursuant to the Corporate Conversion.
(2)

See “Prospectus Summary—Summary Historical Consolidated Financial Data—Adjusted EBITDA” for more information and for a reconciliation of net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

Nine Months Ended September 30, 2018 and 2019

Revenue

	Nine Months Ended September 30,		% Change
	2018	2019
	(in thousands)
Revenue	$439,308	$515,496	17%

Revenue for the nine months ended September 30, 2019 increased $76.2 million, or 17%, compared to the corresponding period in 2018. The increase was primarily due to the organic growth of our business.

Cost of goods sold

	Nine Months Ended September 30,		% Change
	2018	2019
	(in thousands)
Cost of goods sold	$348,132	$409,856	18%
Percentage of revenue	79.2%	79.5%

Cost of goods sold for the nine months ended September 30, 2019 increased $61.7 million, or 18%, compared to the corresponding period in 2018. The increase was primarily due to the increase in sales resulting from organic growth.

Selling, general, and administrative

	Nine Months Ended September 30,		% Change
	2018	2019
	(in thousands)
Selling, general, and administrative	$60,813	$70,946	17%
Percentage of revenue	13.8%	13.8%

Selling, general, and administrative expenses for the nine months ended September 30, 2019 increased $10.1 million, or 17%, compared to the corresponding period in 2018. The increase was primarily due to an increase in average employee headcount resulting from organic growth, which drove higher personnel and facilities-related expenses.

Acquisition related and other expenses

	Nine Months Ended September 30,		% Change
	2018	2019
	(in thousands)
Acquisition related and other expenses	$586	$1,175	101%
Percentage of revenue	0.1%	0.2%

Acquisition related and other expenses for the nine months ended September 30, 2019 increased $0.6 million, or 101%, compared to the corresponding period in 2018. The increase was primarily due to the fair value adjustments recorded for the expected contingent consideration component of previously completed acquisitions.

Depreciation and amortization

	Nine Months Ended September 30,		% Change
	2018	2019
	(in thousands)
Depreciation and amortization	$6,535	$7,865	20%
Percentage of revenue	1.5%	1.5%

Depreciation and amortization expense for the nine months ended September 30, 2019 increased $1.3 million, or 20%, compared to the corresponding period in 2018. The increase was primarily due to the increase in long-lived assets due to organic growth and the increase in intangible assets due to acquisitions resulting in higher depreciation and amortization expense.

Interest expense

	Nine Months Ended September 30,		% Change
	2018	2019
	(in thousands)
Interest expense	$1,318	$1,709	30%

Interest expense for the nine months ended September 30, 2019 increased $0.4 million, or 30%, compared to the corresponding period in 2018. The increase was primarily due to the increase in the borrowing capacity resulting from the Company’s entry into the 2018 Credit Facility (as defined below) in April 2018.

Other expense, net

	Nine Months Ended September 30,		% Change
	2018	2019
	(in thousands)
Other expense, net	$681	$334	(51)%

Other expense, net for the nine months ended September 30, 2019 decreased $0.3 million, or (51)%, compared to the corresponding period in 2018. The decrease was primarily due to the decrease in organizational related expenses in 2019 as compared to the same period in 2018, as well as loss on extinguishment of debt of $0.2 million incurred in connection with entering into the 2018 Credit Facility in the second quarter of 2018 as compared to no corresponding loss in 2019.

Net income and Adjusted EBITDA

	Nine Months Ended September 30,		% Change
	2018	2019
	(in thousands)
Net income	$21,243	$23,611	11%
Adjusted EBITDA	$34,023	$39,129	16%

Net income for the nine months ended September 30, 2019 was $23.6 million, as compared to $21.2 million for the nine months ended September 30, 2018, and Adjusted EBITDA for the nine months ended September 30, 2019 was $39.1 million, as compared to $34.0 million for the nine months ended September 30, 2018, due to the factors described above. See “Prospectus Summary—Summary Historical Consolidated Financial Data—Adjusted EBITDA” for more information and for a reconciliation of net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

Unaudited Quarterly Results of Operations Data

The following table sets forth our unaudited quarterly consolidated results of operations for each of the quarterly periods presented. Our unaudited quarterly results of operations have been prepared on the same basis as our audited consolidated financial statements, other than the 2019 quarterly periods, which have been prepared following the adoption of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), which became effective January 1, 2019 and was applied on a modified retrospective basis. The adoption of the standard did not have a material impact to the financial statements. We believe these quarterly results of operations reflect all normal recurring adjustments necessary for the fair statement of our results of operations for these periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical operating data may not be indicative of our future performance.

	Three Months Ended
	Mar. 31, 2018	Jun. 30, 2018	Sep. 30, 2018	Dec. 31, 2018	Mar. 31, 2019	Jun. 30, 2019	Sep. 30, 2019
	(in thousands)
Revenue	$140,505	$147,988	$150,815	$161,057	$164,163	$171,697	$179,636
Cost of goods sold	111,430	116,880	119,822	129,199	129,932	137,182	142,743

Gross profit	29,075	31,108	30,993	31,858	34,231	34,515	36,893
Operating expenses:
Selling, general, and administrative	19,846	22,727	18,240	27,032	19,187	26,052	25,707
Acquisition related and other expenses (income)	77	463	46	(383)	1,163	(27)	38
Depreciation and amortization	2,056	2,219	2,260	2,520	2,590	2,547	2,730

Total operating expenses	21,979	25,409	20,546	29,169	22,940	28,572	28,475

Operating income	7,096	5,699	10,447	2,689	11,291	5,943	8,418
Other expense:
Interest expense	279	468	571	582	551	573	584
Other expense, net	287	371	23	79	64	192	78

Total other expense	566	839	594	661	615	765	662

Net income	$6,530	$4,860	$9,853	$2,028	$10,676	$5,179	$7,756

Adjusted EBITDA(1)	$10,021	$11,210	$12,792	$10,471	$12,990	$12,944	$13,195

(1)	The following table reconciles Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

	Three Months Ended
	Mar. 31, 2018	Jun. 30, 2018	Sep. 30, 2018	Dec. 31, 2018	Mar. 31, 2019	Jun. 30, 2019	Sep. 30, 2019
	(in thousands)
Net income	$6,530	$4,860	$9,853	$2,028	$10,676	$5,179	$7,756
Add:
Interest expense	279	468	571	582	551	574	584
Depreciation and amortization	3,004	3,227	3,354	3,549	3,667	3,855	4,058

EBITDA	$9,813	$8,555	$13,778	$6,159	$14,894	$9,608	$12,398

Share-based compensation(1)	155	2,086	(986)	4,723	(3,059)	3,388	797
Acquisition accounting adjustments(2)	53	402	—	—	1,155	(52)	—
Gain on disposition of business	—	—	—	(411)	—	—	—
Loss on extinguishment of debt	—	167	—	—	—	—	—

Adjusted EBITDA	$10,021	$11,210	$12,792	$10,471	$12,990	$12,944	$13,195

(1)

Represents share-based compensation awards to employees. The Company believes this adjustment allows it to compare operating performance without regard to the impact of share-based compensation expense, which varies from period to period based on changes in the number of grants and the value of the awards.

(2)	Represents adjustments that relate to the fair value adjustments of expected contingent payments related to acquisitions.

Liquidity and Capital Resources

We have historically financed our business primarily through cash from operations and borrowings under our credit facility. We use cash primarily for prescription drug acquisition and personnel costs. As of September 30, 2019, we had $1.5 million in cash and cash equivalents. Our cash primarily consists of demand deposits held with financial institutions.

On April 23, 2018, Guardian Pharmacy, LLC entered into the Third Amended and Restated Loan and Security Agreement (the “2018 Credit Facility”) to a credit agreement originally entered into in 2014. The 2018 Credit Facility increased the borrowing capacity of the line of credit from $15 million to $20 million. The line of credit bears an interest rate equal to the annual rate of the London Interbank Offered Rate (“LIBOR”) plus an additional rate that varies between 2.00% to 2.75% based on certain financial ratios maintained by the Company. The 2018 Credit Facility also increased the term loan amount from $22.2 million to $40.0 million. The term loan is payable in 20 quarterly installments, bearing interest at one-month LIBOR plus 2% at December 31, 2019 and matures on April 23, 2023. Pursuant to the 2018 Credit Facility, we are subject to certain financial and non-financial covenants and our obligations are collateralized by substantially all of the assets of the Company. The 2018 Credit Facility matures on April 23, 2023.

As of September 30, 2019, we had $36.9 million in principal outstanding under the term loan and no borrowings under the line of credit.

We believe our existing cash and cash equivalents and the amounts available under our 2018 Credit Facility will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months, though we may require additional capital resources in the future.

Net Cash Flows

For the year ended December 31, 2018 and the nine months ended September 30, 2018 and 2019, our net cash flows were as follows:

	Year Ended December 31,	Nine Months Ended September 30,
	2018	2018	2019
	(in thousands)
Net cash provided by (used in):
Operating activities	$43,675	$34,680	$40,784
Investing activities	$(20,749)	$(12,592)	$(12,304)
Financing activities	$(21,075)	$(16,715)	$(29,207)

Operating Activities

Cash flows provided by operating activities consist primarily of our net income primarily adjusted for certain non-cash items, such as depreciation and amortization, provision for losses on accounts receivable, and non-cash compensation cost. Cash flows used in operating activities consist primarily of changes in our operating assets and liabilities.

For the year ended December 31, 2018, net cash provided by operating activities was $43.7 million.

Net cash provided by operating activities for the nine months ended September 30, 2019 increased by $6.1 million compared to the corresponding period in 2018. The increase was primarily due to an increase in our operating results generated by both organic and acquisition growth as compared to the corresponding period.

Investing Activities

Cash flows provided by investing activities consist primarily of proceeds from disposition of businesses, property and equipment and proceeds from notes receivable. Cash flows used in investing activities consist primarily of capital expenditures relating to our new and existing pharmacy locations and payments related to acquisitions.

For the year ended December 31, 2018, net cash used in investing activities was $20.7 million primarily due to capital expenditures of $10.0 million related to automation and technology improvements and payments for acquisitions of $11.3 million, partially offset by proceeds from disposition of business.

Net cash used in investing activities for the nine months ended September 30, 2019 remained fairly consistent to the net cash used in investing activities for the nine months ended September 30, 2018, as we had $2.8 million of higher capital expenditures which were offset by $3.0 million of lower payments related to acquisitions.

Financing Activities

Cash flows provided by financing activities consist primarily of borrowings from the term loan (recorded as borrowings from notes payable) and the line of credit. Cash flows used in financing activities consist primarily of repayment of borrowings from the term loan (recorded as repayment of notes payable) and the line of credit and distributions to our equityholders, which have primarily consisted of distributions to fund tax liabilities and operational distributions, as well as return of capital.

For the year ended December 31, 2018, net cash used in financing activities was $21.1 million primarily due to distributions to equity owners of $36.5 million partially offset by the net borrowings from the term loan and line of credit of $18.6 million, and payments for acquisitions of $2.3 million.

Net cash used in financing activities for the nine months ended September 30, 2019 increased by $12.5 million compared to the corresponding period in 2018. The increase was primarily due to a decrease in net borrowings from the term loan and the line of credit of $20.5 million and a decrease in distributions to equity owners of $8.8 million as compared to the corresponding period in 2018.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2019.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2018:

(in thousands)		Due by Period
	Total	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations(1)	$38,522	$7,769	$30,753	$—
Capital lease obligations(2)	5,028	4,941	87	—
Operating lease obligations(3)	24,705	15,942	6,118	2,645

Total	$68,255	$28,652	$39,603	$2,645

(1)	Amounts due under the long-term debt obligations represent quarterly installment payments on the term loan under the 2018 Credit Facility.
(2)	Amounts due under capital lease obligations primarily consist of pharmacy equipment and delivery vehicles.

(3)	Amounts due under operating lease obligations represent the leased space for the Company’s headquarters and our pharmacy operating locations.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP. Preparing our consolidated financial statements requires us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenue and expenses as well as related disclosures. Because these estimates and judgements may change from period to period, actual results could differ materially, which may negatively affect our financial condition or results of operations. We base our estimates and judgements on historical experience and various other assumptions that we consider reasonable, and we evaluate these estimates and judgements on an ongoing basis. We refer to such estimates and judgements, discussed further below, as critical accounting policies and estimates.

Refer to Note 1 to our consolidated financial statements included elsewhere in this prospectus for further information on our significant accounting policies.

Revenue Recognition

We elected to adopt ASC 606, effective as of January 1, 2019, utilizing the modified retrospective method of adoption. Accordingly, the consolidated financial statements for the fiscal year ended December 31, 2018 are presented under ASC Topic 605, Revenue Recognition, and the consolidated financial statements for the nine-month period ended September 30, 2019 are presented under ASC 606.

Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Each prescription claim represents a separate performance obligation of the Company, separate and distinct from other prescription claims under customer arrangements.

A significant portion of the Company’s revenues from sales of pharmaceutical and medical products is subject to reimbursement by the federal Medicare Part B and D program and state Medicaid programs. The total revenue and receivables reported in the Company’s consolidated financial statements are recorded at the amount expected to be ultimately received from these health plan payors. Billing functions for a portion of the Company’s revenue systems are largely computerized, enabling online adjudication (i.e., submitting charges to Medicare Part D, Medicaid, or other health plan payors electronically, with simultaneous feedback of the amount to be received) at the time of sale to record net revenues.

LTCF resident co-payments associated with state Medicaid programs, Medicare Part D, and health plan payors are billed to the LTCF resident as part of the Company’s normal billing procedures and subject to the Company’s normal accounts receivable collections procedures.

Allowance for Doubtful Accounts

Collection of trade accounts receivable from customers is the Company’s primary source of operating cash flow and is critical to the operating performance and the financial condition of the Company. The primary collection risk relates to facility and private pay customers, as billings to these customers can be complex and may lead to payment disputes or delays. The Company establishes an allowance for trade accounts receivable considered to be at increased risk of becoming uncollectible to reduce the carrying value of such receivables to their estimated net realizable value.

When establishing this allowance for doubtful accounts the Company considers such factors as historical collection experience (i.e., payment history and credit losses) and creditworthiness, specifically identified credit risks, aging of accounts receivable, current and expected economic conditions, and other relevant factors. The allowance for doubtful accounts is regularly reviewed for appropriateness. Judgment is used to assess the collectability of account balances and the economic ability of customers to pay. At such time as a balance is definitively deemed to be uncollectible, the balance is written off against the allowance for doubtful accounts.

Inventories

Inventories consist primarily of purchased pharmaceuticals held for sale to customers. Inventories are recorded at the lower of cost (first-in, first-out method) or net realizable value. Physical inventory counts are taken quarterly and used to validate the inventory balances on hand to ensure the amounts reflected in the accompanying consolidated financial statements are properly stated. Costs include the purchase price of pharmaceuticals, which is reduced for rebates earned associated with inventory remaining at the end of each period, and overhead. There is no significant obsolescence reserve recorded since the Company has not experienced (nor does it expect to experience) significant levels of inventory obsolescence write-offs due to the ability to return unused drugs for credit.

Goodwill

Goodwill is the excess of the consideration transferred over the fair value of identifiable net assets acquired in business combinations accounted for under the purchase method of accounting. The Company does not amortize goodwill. The Company tests its goodwill annually during the fourth quarter of its fiscal year or when events and circumstances indicate that impairment may have occurred. The Company early adopted ASC 2017-04, Intangibles- Goodwill and other (Topic 350): Simplifying the Test for Goodwill Impairment as of October 1, 2017. ASC 2017-04 simplified the accounting for goodwill impairment for all entities by requiring impairment charge to be based on the difference between the carrying amount of the reporting unit and its fair value. The standard eliminated the earlier requirement to calculate a goodwill impairment charge using the two-step model. Impairment testing of goodwill is required at the reporting unit level (operating segment or one level below operating segment). Prior to performing the impairment test, the Company may make a qualitative assessment of the likelihood of goodwill impairment in order to determine whether a detailed quantitative analysis is required. The Company’s annual impairment testing date is October 1.

Recent Accounting Pronouncements

Refer to Note 1 to our consolidated financial statements included elsewhere in this prospectus for accounting pronouncements adopted in 2019 and recent accounting pronouncements not yet adopted as of the date of this prospectus.

JOBS Act Accounting Election

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to irrevocably opt out of the extended transition period for complying with certain new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (c) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. We held cash and cash equivalents of $2.3 million and $1.5 million as of December 31, 2018 and September 30, 2019, respectively, which primarily consist of demand deposits held with financial institutions. Changes in interest rates affect the interest income we earn on our cash and cash equivalents and the fair value of our cash equivalents. Historical fluctuations in interest rates have not had a significant impact on our financial condition or results of operations, and a hypothetical 100 basis point increase or decrease in interest rates would not have a material impact on the value of our cash and cash equivalents or on our future financial condition or results of operations.

BUSINESS

Overview

We are a leading long-term care pharmacy services company that facilitates the full lifecycle of pharmacy administration and associated consultative services for residents of long-term health care facilities (“LTCFs”). We perform the clinical, administrative and dispensing functions necessary to serve high acuity LTCFs, such as skilled nursing facilities (“SNFs”), while also emphasizing high-touch, localized capabilities that adapt to the needs of residents in historically lower acuity LTCFs, such as assisted living facilities (“ALFs”), group homes (“GHs”) and behavioral health facilities (“BHFs,” and together with GHs, “GH/BHFs”). As of September 30, 2019, our 37 pharmacies served approximately 128,000 residents in approximately 4,500 LTCFs across 26 states. Approximately two-thirds of our revenue for the nine months ended September 30, 2019 was generated from residents of ALFs and GH/BHFs, which generally are characterized by greater complexity in the administrative and dispensing process than SNFs.

Certain characteristics of ALFs and GH/BHFs, which are not typical of SNFs, create additional challenges and complexities for pharmacy service providers. First, residents of ALFs typically are on different pharmacy benefit plans, each with a distinct formulary and reimbursement process, covering their complex pharmaceutical regimens. Second, ALFs often lack staff with formal clinical training such as an on-site medical director or full-time nurse. Third, residents in these facilities have the right to choose their own pharmacy, which often leads to multiple pharmacy service providers at a single ALF. This requires the pharmacies to have a targeted sales team to increase the number of residents using our services at each facility we serve, which we refer to as “resident adoption.” These characteristics are also typical of most GH/BHFs.

Through our local pharmacy management model and our proprietary suite of technologies, including our data warehouse, we monitor the prescriptions we fill for compatibility with each resident’s overall pharmaceutical regimen and coverage under the resident’s pharmacy benefit plan. Further, we provide tailored services and on-site training to help caregivers administer drugs to residents more safely, efficiently and cost-effectively. In doing so, we have been able to increase resident adoption of our services and simplify the administration of medications in many of the LTCFs that we serve.

For all of the LTCFs we serve, we aim to be a trusted partner to:

•

Residents. We monitor resident drug regimens and coordinate with each resident’s prescribing physicians to confirm clinical appropriateness and to help maximize coverage under the resident’s pharmacy benefit plan. We also partner with each facility to achieve adherence to a resident’s drug regimen. We believe that these services improve clinical outcomes and reduce hospitalizations and out-of-pocket costs for the resident.

•

LTCFs / Caregivers. We help caregivers deliver high quality resident care by streamlining the intricacies associated with drug administration and compliance with related regulatory requirements. We do this through the information available from our data warehouse, our compliance packaging of the prescriptions we fill and the clinical training we offer.

•

Health Plan Payors. Our services help facilitate proper management of residents’ pharmaceutical regimens and reduce errors in drug administration, which we believe ultimately results in better clinical outcomes and thereby lowers overall health care costs for health insurance payors.

Challenges We Address

In long-term care settings, proper coordination of drug administration is critical to managing the overall health and wellbeing of residents. Residents of LTCFs are at high risk for adverse drug events given the complex mix of medications prescribed by the various physicians responsible for their care. Lapses in care or incorrect administration can result in serious adverse drug events, which can result in hospitalization and have significant implications on both the quality and duration of life, in addition to the overall cost of healthcare.

In comparison to historically higher acuity settings such as SNFs, ALFs in particular face a number of challenges in the pharmacy administration lifecycle. ALFs were initially conceived as senior living facilities providing stimulation and community for elderly individuals who no longer desired, or were capable of, independent living. However, over time, these facilities have expanded their services to increasingly address the health needs of an ever-growing number of older and higher acuity residents who need assistance in maintaining their drug regimens. According to the Argentum Getting to 2025 Executive Member Report, in 2019, the average ALF resident was 87 years old and the average resident took 12 to 14 prescriptions daily. By contrast, in 2001, the average ALF resident was 80 years old. ALF residents today require greater assistance in maintaining their drug regimens, and consistency and accuracy in drug administration is now a key service that ALFs provide to their residents.

The following chart outlines the key differences in the characteristics of ALFs, GH/BHFs and SNFs and illustrates some of the challenges specific to these facilities.

Key Characteristics of LTCFs

	ALF	GH/BHFs	SNF
Resident Ability to Choose Pharmacy Benefit Plan	Each ALF resident has the right to choose his or her own individualized plan	Most GH/BHF residents on similar health plan i.e. Medicaid	All SNF residents may be required to be on the same health plan

Level of Staff Experience	Typically, minimal training for caregivers / staff members	Typically, minimal training for caregivers / staff members	Experienced staff members, including an on-site medical director and LPN qualifications required to administer drugs

Resident Ability to Choose Pharmacy Provider	Each ALF resident has the right to choose his or her own provider	Most GH/BHF residents typically use the same pharmacy provider	Typically SNF residents are required to use the same pharmacy provider

CMS Recognition	No CMS recognition	No CMS recognition	CMS Recognition

Our Solution and Value Proposition

We believe that we have uniquely built our capabilities and associated technology tools to address the growing challenges that are specific to our end markets. In addition to the services we provide to LTCFs generally, we provide ALFs and GH/BHFs with tailored services that enhance their abilities as caregivers to their residents. We offer a suite of high-touch consultative pharmacy services, as illustrated in the following chart, using a portfolio of proprietary data analytics systems and technology, to assist our local pharmacies in optimally serving facilities and their residents.

Through our comprehensive suite of pharmacy services and our service-focused approach, we believe that we offer a compelling value proposition to residents, LTCFs and their respective caregivers, particularly in ALFs and GH/BHFs, and to health plan payors.

The Guardian Pharmacy Prescription Workflow Lifecycle

At Guardian, these beneficial outcomes would not be possible without our differentiated business model, in which we enable our pharmacies to operate with a local focus. We believe that, in contrast to our large national competitors, we effectively empower our local pharmacy teams as business managers to manage day-to-day operations to best serve the needs of their LTCFs and residents. We believe that by championing local business oversight and superior resident care, we help enhance resident adherence with their pharmaceutical regimens, leading to improved outcomes for LTCF residents and greater cost savings for their health insurers. We have experienced significant growth since 2004, increasing annual revenues from approximately $15 million to $698 million, which comprises a 29.2% compound annual growth rate (“CAGR”) in revenues.

The IBISWorld 2019 Institutional Pharmacy Report estimated that the institutional pharmacy market revenues would be approximately $19 billion in 2019. This market is currently served by Guardian, two national pharmacy services providers historically focused on serving SNFs, several regional providers and over 1,000 independent pharmacies. Given the level of our revenue in relation to the size of this large market, we believe we have significant opportunity to execute our growth strategy.

Within the U.S. LTCF market, we believe the ALF and GH/BHF sectors are the most attractive and have the highest growth potential. Industry research indicates that revenues in the U.S. ALF market are projected to have a CAGR of more than 6% over the next five years. We believe that this favorable market provides Guardian with significant opportunity for future growth.

Industry Overview

Pharmacy services companies in the long-term care industry serve a critical purpose in the delivery of care by managing the medication needs of highly complex and vulnerable resident populations. Pharmacy services companies generally offer the following to LTCFs and their residents:

•	Pharmacy claims adjudication services;

•	Prospectively dispensing and delivering prescriptions;

•	Periodic drug regimen review for each resident by consulting pharmacists;

•	Emergency pharmacy services;

•	Assistance with medical administration records; and

•	Billing and collecting retrospectively.

Drivers of Demand For ALFs and Corresponding Pharmaceutical Demand

We expect a number of industry tailwinds to fuel growth in assisted living occupancy and corresponding pharmaceutical demand. These include the aging of the U.S. population generally, the later age-in of ALF residents, ALFs’ desire to contract with value-added scaled pharmacy providers, the improving life expectancy of Americans generally, and the expansion and financial and administrative impact of Medicare Part D.

Aging Demographics and Increases in the Number of Assisted Living Residents

The aging of the U.S. population has been well documented, with Census projections for staggering growth in the U.S. elderly population. Specifically, by 2050, the 65-plus age group is estimated to exceed 85 million, which represents a greater than 50% increase over the same population group in 2020. During this same time period, the cohort of U.S. residents aged 85 and older is expected to grow by over 175%, representing almost 19 million individuals. Even as soon as 2030, roughly one in five U.S. residents will be 65 and older, which represents by far the fastest growing cohort at as a percentage of the overall U.S. population. The increase in the elderly population will result in significant increases in move-ins to ALFs, driving increases in the number of prescriptions that are fulfilled by institutional pharmacies.

Later Age-In and Age-Out of Assisted Living Residents, Requiring Greater Emphasis on Healthcare Delivery and Associated Coordination of Complex Pharmaceutical Regimens

Coupled with the significant increases in move-ins to ALFs generally are the increases in the number of more elderly and frail individuals that are moving into and residing in ALFs. Of the more than 800,000 U.S. residents that are currently living in assisted living, more than half are above 85 years old, with an additional 30% aged between 75 to 84. These increases in the age demographics of ALF residents has been driven by both later average initial admission age for residents and significant increases in overall life expectancy. As a result of these trends, the resident ALF population tends to have more complex medical needs than in previous generations. Chief among these needs is the coordination and effective management of pharmacy services that are fundamental to the effective treatment and overall cost management of medical care for these individuals.

Increasingly Complex Medication Regimens

In general, older residents face more critical health conditions, including chronic illness, increased disability and multiple medical diagnoses—for a longer period of time. As a result, there is an increasingly growing demand for not only long-term care facilities, but also for caregivers who are able to help navigate the complex medication regimens of this elderly population. In turn, these caregivers require more sophisticated pharmacy capabilities and require an extensive range of pharmacy workflow services to ensure proper medication adherence and delivery of care.

Highly Fragile Population of Individuals with Behavioral Health Needs at GH/BHFs

Similarly, GH/BHFs serve as caretakers for a highly fragile population of individuals with behavioral health needs. Oftentimes, these residents are suffering from intellectual and developmental disorders or mental health challenges such as schizophrenia, depression, and anxiety-related afflictions. Pharmaceutical drugs are often first line therapies for these individuals, and the proper administration of and compliance with drug regimens is essential to maintaining their health. The overall mental fragility of GH/BHF residents puts them at high risk for hospitalization or other acute episodes of care that present significant costs to health plan payors. Lapses in the proper administration of their drugs only add to this risk.

Increases in ALF and GH/BHF Desire to Contract with Value-Added Scaled Pharmacy Providers

Though ALF and GH/BHF residents are entitled to a choice in their pharmacy provider, ALF and GH/BHF providers and especially national chains have recognized the enhanced value in having scaled and integrated pharmacy networks service the needs of their caregivers and residents. Often, in the absence of a sophisticated provider, pharmaceuticals are simply delivered to residential settings without an associated suite of services to help ensure successful drug administration (e.g., resident compliance, documentation, data collection, ALF and GH/BHF staff training, etc.). LTCFs and residents are seeking assistance to help monitor and ensure ongoing adherence with their increasingly complex medication regimens.

Extension of Drug Coverage via Medicare Part D Helps Drive the Need for Pharmacy Services Companies

Medicare Part D legislation has significantly changed the way in which prescription drugs are financed and reimbursed, thereby directly impacting the performance of long-term care pharmacies. The number of Medicare Part D beneficiaries has doubled since 2006, growing from 22 million in 2006 to 45 million people in 2019, with Part D enrollment as a percentage of total Medicare enrollment growing from 51% of total Medicare enrollment to 70%, respectively.

Part D created significant changes for assisted living residents who are dually eligible for both Medicare and Medicaid (“dual-eligibles”), given the new benefit shifting their drug coverage from Medicaid to Medicare and requiring enrollment in private health care plans. This expands the pharmaceutical drug coverage of these residents, which they would not have previously had or which Medicaid would have had to pay, and yields more favorable reimbursement rates for pharmacy services companies.

Financial and Administrative Impact of Medicare Part D

Medicare Part D has also resulted in the increased variation around formularies and drug management processes for residents and providers. The complex nature of the Medicare Part D program and the confusion residents have around coverage directly impacts the ability of ALFs and GHs to run operations. The numerous administrative burdens associated with the transition takes time away from resident care, poses regulatory threats to providers and makes it more difficult to ensure optimal drug therapy for residents.

Our Key Strengths

Using our locally-focused model offers local and consistent support to LTCFs and their residents, and enables us to customize the technology and dispensing capabilities we have for each local market. We offer centralized capital management, data analytics, IT operations, and financial accounting support to streamline operations and increase efficiencies. We are also able to provide continuing medical education and further clinical support to ALF and GH/BHF staff, which reduces the risk of medication errors and thus reduces hospitalization rates.

We utilize a high touch, resident-centric, superior customer service model to help drive pharmaceutical regimen adherence and improved clinical outcomes, while managing overall costs.

We work closely with the LTCFs we serve to deliver a pharmacy solution that strives to maximize resident drug compliance while minimizing the incidence of adverse drug events. To do this, we offer training and continuing education programs to ALF and GH/BHF staff for a fee so that they can properly administer the drugs to residents in accordance with the resident’s pharmaceutical regimen. We manage the adjudication process for every prescription, which we believe instills confidence on the part of both the residents and LTCFs we serve that adverse drug events will be minimized and proper insurance eligibility will be in place. We also assist residents in confirming appropriate pharmacy benefit plan coverage of their medication by coordinating therapeutic interchanges with residents’ physicians.

To further enhance the quality of pharmacy administration, we customize technology and dispensing solutions to produce compliance packaging specific to each LTCF and each individual resident. In combination with the training we provide to caregivers, this dispensing solution is designed to help ensure that the right dose of the right medication is provided to the right resident at the right time. Additionally, we conduct mock audits for LTCFs to assist in compliance with state and federal regulations and deliver other pharmacy consulting services, including monthly resident drug therapy evaluations.

We service LTCFs typically within a radius of 200 miles or less of our pharmacy locations, depending on the metropolitan area. We typically deliver medications to these facilities at a minimum once each day. We provide 24-hour, seven-day per week on-call pharmacist services for emergency dispensing, delivery, and/or consultation with the facility’s staff or the resident’s attending physician.

We believe that our high touch model contributes to fewer instances of adverse drug events, decreases in resident hospitalizations and increases in overall drug regimen adherence, which collectively keep residents healthier at a lower cost to their insurers.

We use our technological tools to enhance our ability to serve LTCFs and drive operational efficiencies.

We have made significant investments to equip our pharmacies with state of the art technology designed to drive superior operational efficiencies in pharmaceutical workflow management. Specific areas of our business in which we have made investments include automated robotic dispensing technology, compliance packaging, pharmacy workflow software, EMAR integration capabilities, cybersecurity infrastructure and disaster recovery business continuity.

Automated Robotic Dispensing Technology

The use of automation within our pharmacies leverages our size and distinguishes us from many of our competitors. It increases our dispensing accuracy and speed of pharmaceutical distribution, in addition to providing significant cost benefits. Automation reduces the need for human involvement and improves the efficiency of operations and increases accuracy with respect to drug dispensing. It also leverages artificial intelligence and barcode scanning software to detect the correct National Drug Code number (or NDC) and size, shape, and color of pills in order to help flag problems for our pharmacies. It also enables rapid scaling of volumes as new residents are added. Further, our barcoded delivery system facilitates compliance with pharmacy benefit plan requirements by creating an electronic record of delivery.

Compliance Packaging

We offer a compliance packaging service, through which we repackage and dispense prescription and non-prescription pharmaceuticals in accordance with physician orders and deliver the medications to LTCFs for administration to individual residents. This service organizes each resident’s medications into individual unit dose or multi-unit dose packaging in accordance with specific “Med Passes,” or drug distribution rounds that occur at LTCFs at specific times throughout the day. The packaging of drugs for each resident indicates specific drug administration instructions. LTCFs prefer the individual- or multi-unit dose delivery system over the bulk delivery system employed by retail pharmacies because it improves control over the storage and ordering of drugs and reduces errors in drug administration in healthcare facilities. Nurses or caregivers at LTCFs then distribute medications to residents in accordance with physician orders at each Med Pass.

Pharmacy Workflow Software

The pharmacy workflow software we use helps to manage and track drug dispensing. In addition, the software increases labor productivity and enables our local pharmacies to focus their time and resources on delivering care to residents, which improves overall resident safety. This system improves efficiencies in nursing time, reduces drug waste, and helps to improve resident outcomes, thereby lowering costs for pharmacy benefit plans.

EMAR Integration Capabilities

Our ability to interface with facilities’ EMARs makes drug administration easier. At the time of drug administration, the nurse or caregiver must scan the barcode associated with each resident at the time of drug delivery, which creates a notation on the EMAR system. This helps us ensure the safe and effective delivery of medications to each resident at each Med Pass and helps LTCFs to manage their regulatory requirements.

Cybersecurity, Infrastructure and Disaster Recovery Business Continuity

We employ multiple levels of protection to minimize the risks associated with cybersecurity, ransomware and data breaches, including firewalls, cloud-based backups, multifactor authentication, encryption software, intrusion testing and SEIM networking monitoring to ensure the integrity of our data and systems. In addition, we maintain recovery and other business continuity procedures, including cloud-based backups, generators and critical systems housed at hardened data centers, intended to minimize disruptions to our operations in the event of disaster or other interruptions to our information systems.

We believe that our business model promoting local management autonomy, combined with our centralized corporate support, results in superior service to LTCFs and their residents.

We believe that our pharmacy management model offers local and tailored support to LTCFs and their residents, and enables us to adapt our technology and dispensing capabilities to customer needs in each local market. We empower our local management teams, offer leadership support services and training, and centralized purchasing power, thereby enhancing our ability to manage larger scale accounts and improve resident adoption rates and facility compliance. Specifically, at the pharmacy level, each pharmacy is run by a President, who directly oversees three directors:

As we acquire or organically open new pharmacies, we offer the following support services and training to each of these directors and their local pharmacy management teams:

•	purchasing strategy and tools
•	health plan payor negotiations
•	revenue cycle management
•	business intelligence and analytics
•	human capital management
•	treasury, business services and financial accounting
•	business development
•	operational and regulatory
•	sales and marketing
•	information technology

These support services and training assist our local pharmacies, as we are able to provide centralized capital management, data analytics, organizational development, IT operations and financial accounting support. The centralized purchasing power and systems help our pharmacies source optimal prices for pharmaceuticals, which in turn benefits LTCFs and their residents, as well as pharmacy benefit plans. We are also able to help equip each local management team with the skills to handle the intricacies of managing larger scale national and regional accounts, while still preserving the flexibility necessary to tailor services to the local market. We believe this local approach that capitalizes on our national scale distinguishes us from our competitors by eliminating a “one size fits all” approach that may create inefficiencies in a particular local market.

We have developed a comprehensive data analytics platform to support our local pharmacies and the LTCFs they serve with information that improves resident care.

Our business model is supported by our proprietary centralized data warehouse, which collects a variety of data related to pharmacy operating systems, purchasing and inventory management, finance and business planning, pharmacy benefit plan reimbursement, sales and customer relationship management, human resources and payroll, and banking. Our Guardian Compass platform offers insights to enhance efficiencies for our pharmacies, including proprietary real-time operational dashboards and metrics. Our suite of GuardianShield products offers customer and clinical services that benefit both the residents we serve and their caregivers.

Guardian Compass

Guardian Compass includes dashboards created using data from our data warehouse to help our local pharmacies optimize their business operations. It enhances our capabilities to make decisions regarding labor productivity, capacity planning, and sales forecasting based on this data. Guardian Compass also provides tools that improve our local pharmacies’ ability to purchase pharmaceuticals effectively. Detailed assessments regarding the aggregate cost of dispensing drugs and the cost per prescription further assist our pharmacies in improving operations.

GuardianShield

GuardianShield, which is also made possible through the data warehouse, is a suite of specialized services, enhanced by actionable analytics, that enhance accuracy, efficiency, safety, and savings for LTCFs and create benefit both residents and staff. It is comprised of eight programs, four of which are currently in use, and four of which are in the development phase. The four active programs are: the Insurance Optimizer Program; the Antibiotic Stewardship Program; the Psychotropic Medication Reduction Program; and the Therapeutic Interchange Program. The four programs in development are: the Falls Risk Management Program; Disease State Management; the Facility Spend Analyzer; and the Order Entry QA Analyzer. The data analytics tools and customer service we are able to offer through GuardianShield have downstream benefits for LTCFs and pharmacy benefit plans that we believe are unmatched in the industry.

The Insurance Optimizer Program provides information to help residents choose their pharmacy benefit plans, and helps get essential, non-covered medications covered on a pharmacy benefit plan’s formulary. This program also provides analytics reports to residents in the facilities we serve to quantify their savings. Such data helps with pharmacy adoption, which in turn eases the challenges associated with ALFs and GH/BHFs having to coordinate with multiple pharmacies to supply drugs to residents.

The Antibiotic Stewardship Program combines the extensive clinical experience of our consultant pharmacists with advanced reporting and data analytics to offer a robust antibiotic therapy management program. This helps prevent overuse of antibiotics and other medications, helping pharmacy benefit plans and the facilities we serve.

The Pyschotropic Medication Reduction Program capitalizes on our pharmacists’ clinical knowledge and our advanced data analytics capabilities to promote the appropriate use of psychotropic medications (including antipsychotics, anxiolytics, antidepressants, and hypnotics) for the benefit of residents we serve. In understanding the frequency with which such drugs are prescribed to each resident, we are able to help the facilities we serve comply with government regulations pertaining to psychotropic medications.

The Therapeutic Interchange Program allows drug substitutions to therapeutically equivalent drugs to lower costs for LTCFs. In addition to the savings generated, this program offers extensive reporting capabilities to track and highlight savings and missed opportunities.

Advances to GuardianShield

We continuously strive to advance the capabilities of GuardianShield, and are actively developing new predictive tools to assist LTCFs and our pharmacies. Chief among these advancements are the Falls Risk Management Program, Disease State Management, Facility Spend Analyzer, and Order Entry QA Analyzer services.

The Falls Risk Management Program, in beta testing at LTCFs served by two of our pharmacies, is designed to review each resident’s medications and medical history, demographic information, functional status, and cognition to identify those residents with the highest risk of failing. The program will then pinpoint the highest probability causative factors related thereto, which will help enable those residents to receive the medications and/or treatment necessary to help minimize this risk. This program is designed to help optimize residents’ health while lowering health care costs for pharmacy benefit plans.

Disease State Management services is being designed to use data to identify residents at LTCFs who are on sub-optimal medication regimens. These regimens will then be subject to a targeted review by our consultant pharmacists, who will work to optimize the drugs each resident takes. This program is expected to improve the overall health of the residents we serve and lower health care costs for the pharmacy benefit plans with whom we work.

We also plan to offer a Facility Spend Analyzer to break down the monthly drug spending for each of the LTCFs we work with. This is intended to assist LTCFs with crucial cost management functions and to make us a valued partner in the process of serving their residents.

Finally, we intend to offer an Order Entry QA Analyzer, which is being designed to utilize real-time rules-engine technology to examine prescriptions and detect omissions and/or errors before they become a customer service problem. This service is expected to add substantial value for the LTCFs and pharmacy benefit plans we work with, and ultimately, the residents we serve, as we intend to help residents avoid adverse drug reactions and complications resulting from, and the additional costs associated with, the improper dosage or incorrect administration to residents.

We are led by an exceptional team, both at the corporate and local levels, with a proven history of industry leadership and operational excellence.

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Highly experienced and entrepreneurial executive leadership. We are led by highly experienced and entrepreneurial executive officers, each of whom has nearly 30 years of experience founding and leading successful companies in the pharmacy industry. Prior to our inception, Fred Burke, our President and Chief Executive Officer, David Morris, our Executive Vice President and Chief Financial Officer, and Kendall Forbes, our Executive Vice President of Sales & Operations, began working together in 1993 on a previous pharmacy venture that was acquired by Bindley Western in 1999.

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Experienced local pharmacy leadership teams. We also have strong management teams in place at the local level, with the majority of local pharmacy presidents having been in their positions for over a decade.

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Strong corporate support group. We are supported by a team of approximately 75 members who collectively bring deep experience to the Company in relevant areas such as technology, pharmacy operations, supply chain, legal, regulatory/compliance, revenue cycle management and network contracting, purchasing, marketing, real estate, human resources, leadership development and finance.

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Support from sophisticated group of investors. We have been primarily capitalized by Bindley Capital Partners, LLC, a private investment firm led by William Bindley, who serves as our Chairman of the Board and has provided significant strategic leadership. Mr. Bindley, a pioneer in the healthcare services industry, was the founder, chairman and chief executive officer of Bindley Western, a pharmaceutical distribution and services company acquired by Cardinal Health, Inc. for $2.3 billion in 2001. He also served as an executive and the chairman of Priority Healthcare Corporation, a specialty pharmacy services company that was spun-off from Bindley Western in 1998 and acquired by Express Scripts, Inc. for $1.3 billion in 2005. In addition, Cardinal Equity Partners, along with Fred Burke, David Morris and Kendall Forbes, have made significant capital investments in the Company. Collectively, this group of investors has extensive experience and expertise in the healthcare services industry.

Our Growth Strategy

We have demonstrated 15 years of continued growth since our inception in 2004. Since 2015, Guardian has more than doubled its resident count and its revenue.

Our growth in residents has resulted from both “acquired growth” and “organic growth.” Acquired growth represents growth in the number of residents served from the acquisition of an operating pharmacy, which we measure using the number of residents served by the acquired pharmacy as of the acquisition date. Organic growth represents the increase in the number of residents served (i) by our acquired pharmacies subsequent to the acquisition date, and (ii) by our new, or “greenfield,” pharmacies at opening and as they continue to grow. We generate organic growth through new and expanded LTCF relationships as well as increased resident adoption of our services at the facilities we already serve. Our multi-faceted growth strategy involves locating, integrating and substantially improving the pharmacies we acquire, and strategically locating and achieving profitable growth at the greenfield pharmacies we open. As shown below, much of our growth has been organic.

The four key pillars which we expect to drive our continued growth are:

•	Increase local and small regional LTCF accounts.

Our sales teams actively engage in marketing efforts to build relationships with a large number of local and smaller regional ALFs and GH/BHFs we do not currently service in existing markets. We believe that our unique and differentiated approach has allowed us to increase our resident customers formerly served by our larger national competitors.

•	Increase new large regional and national LTCF accounts.

We have established relationships with large regional and national ALFs, including Brookdale Senior Living, Eclipse Senior Living and Belmont Village Senior Living. From 2014 through year end 2019, we increased our total resident count within regional and national ALFs by more than 800%, from approximately 4,000 to 35,000. We believe there are significant opportunities to expand our business serving regional and national ALF accounts.

•	Increase resident adoption of our services in ALF accounts.

We increase the adoption of our services by residents within existing ALF accounts through targeted marketing efforts, leveraging data, and demonstrating our value proposition to LTCFs, residents and caregivers. For example, after becoming the preferred pharmacy for a significant number of LTCFs of a large national chain, through our marketing efforts we significantly increased the number of residents served at those facilities to over 70%. Through a combination of these efforts and increasing the number of facilities we serve, we have grown our resident count at this large national customer from approximately 1,900 residents in 2015 to over 8,000 as of year-end 2019.

•	Ongoing geographic expansion.

For both our acquisition program and our greenfield initiatives, we focus on expanding our market share and increasing profitability through strategic evaluation and implementation of opportunities to acquire and build out new pharmacies in existing and underserved markets.

Servicing New Areas of Care

In addition to the geographic expansion of our footprint of pharmacies, we believe our investments in human capital, technology, and services capabilities position us to continue to pursue rapid innovation and potentially expand our business as a health care service provider in the post-acute care sector. While to date we have only served the LTCF markets, we recognize the continued evolution of healthcare delivery in which alternate sites of care are increasingly relevant. For example, we believe that our core capabilities and value proposition could be highly applicable to the large and expanding home health, P.A.C.E. and hospice end markets.

Customers

Our customers are LTCFs and their residents. At December 31, 2019, the Company provided pharmacy services to approximately 129,000 residents at 4,500 LTCFs in 26 states. We have established relationships with regional and national LTCFs, and we are generally the primary source of pharmaceuticals for the residents of the facilities we serve.

Our customers depend on long-term care pharmacies like us to provide the necessary pharmacy products and services and to play an integral role in monitoring resident medication regimens and safety. We dispense pharmaceuticals in resident-specific packaging in accordance with physician instructions.

No single customer comprised more than 10% of our consolidated revenues in the last five fiscal years.

Suppliers, Inventory, and Supplier and Manufacturer Rebates

We believe our purchasing scale creates a cost advantage over smaller competitors within our industry. Historically, we have purchased most of the brand name and generic pharmaceuticals we dispense from wholesale distributors with whom we have prime vendor agreements at discounted prices based on contracts negotiated by us directly; and in some cases, based upon prices accessed through group purchasing organization contracts. Our primary wholesale distributor relationships currently include Cardinal Health, Inc., McKesson Corporation, Smith Drug Company, and Morris and Dickson Co. L.L.C., in addition to various generic drug manufacturers. Additionally, we purchase some generic pharmaceuticals directly from their manufacturers. We have a longstanding relationship with a third-party logistics provider, Excel Inc. d/b/a DHL Supply Chain (USA), which stores drugs we purchase directly from manufacturers in its warehouse before they are distributed to our pharmacies as necessary. We seek to maintain an on-site inventory of pharmaceuticals and supplies at our local pharmacies to ensure prompt delivery to the facilities we serve.

Guardian receives rebates from pharmaceutical manufacturers and distributors of pharmaceutical products for undertaking certain activities that the manufacturers believe may increase the likelihood that we will dispense their products, including achieving targets of market share or purchase volumes. Rebates are designed to prefer, protect, or maintain a manufacturer’s products that are dispensed by the pharmacy under its formulary.

Government Regulation

Our pharmacies and the LTCFs we serve are subject to numerous federal, state and local regulations. These regulations encompass many areas, including licensing requirements, quality control, drug dispensing, day-to-day operations and reimbursement, and in many cases apply differently depending on the type of LTCF in question. ALFs offer assisted living services for people who need help with daily care. This includes access to prepared meals, assistance with personal care, drug administration, housekeeping, laundry, and social and recreational activities. They generally are not heavily regulated by the federal government but may be regulated at the state or local level. In contrast, SNFs, which are licensed healthcare residences for individuals who require a higher level of medical care than can be provided in an ALF, provide medical care – including drug administration and rehabilitation services such as physical, occupational, and speech therapy – through registered nurses, licensed practical nurses, and certified nurse’s assistants. Consequently, SNFs are heavily regulated by the federal government. GH/BHFs provide medical and personal care to residents with complex medical needs, including those with intellectual and developmental disabilities and, like ALFs, are not heavily regulated by the federal government but may be regulated at the state or local level. We regularly monitor and assess the impact on our operations of new or proposed regulations and changes in the interpretation or application of existing regulations. As a pharmacy provider for LTCFs, we focus our attention on both regulations applicable to our pharmacy business as well as regulations that pertain to the institutions we serve.

Regulations That Affect Guardian Directly

Licensure

Operation of a pharmacy within a state requires licensure by the state board of pharmacy. As of December 31, 2019, we had pharmacy licenses for each pharmacy we operate, and to our knowledge, all issued licenses remain valid and in good standing. In addition, states regulate out-of-state pharmacies that fill prescriptions for in-state patients (including residents). Where applicable, our pharmacies hold the requisite licenses to deliver to out-of-state patients (including residents). Our pharmacies are also registered with the appropriate state and federal authorities, such as the Drug Enforcement Administration (the “DEA”), pursuant to statutes governing the regulation of controlled substances.

Federal and State Laws Affecting the Repackaging, Labeling and Interstate Shipping of Drugs

In November 2013, the federal government enacted the Drug Quality and Security Act (“DQSA”), which provided new or modified federal requirements in regard to the licensing and tracking of prescription drugs. Title II of the DQSA, the Drug Supply Chain Security Act (“DSCSA”), established new requirements for drug wholesale distributors, among others, including licensing requirements in states that had not previously imposed such licensing requirements on manufacturers, repackagers, wholesale distributors, and dispensers. DSCSA requires us and other supply chain stakeholders to participate in an electronic, interoperable prescription drug track and trace system beginning in 2023. DSCSA also established federal drug pedigree tracking standards with which pharmacies must comply that require drugs to be labeled and tracked at the lot level. These standards preempt state drug pedigree requirements that are inconsistent, more stringent, or in addition to the federal law. While the full requirements of DSCSA are being phased in over a ten-year period, we are required to comply with certain requirements have already taken effect: product tracing requirements for dispensers of prescription drugs among others, including lot level tracing and provision of transaction information, history, and statement; and obligations to implement systems to identify potential “suspect” or “illegitimate” product.

In addition, under the Comprehensive Drug Abuse Prevention and Control Act of 1970, as a dispenser of controlled substances, we must register with the DEA, file reports of inventories and transactions and provide adequate security measures. In addition, we are required to comply with all the relevant requirements of the Controlled Substances Act for the transfer and shipment of pharmaceuticals.

Supply chain laws and regulations such as the DQSA and DSCSA could increase the overall regulatory burden and costs associated with our distribution business. Although we believe we are in compliance with applicable federal and state regulations currently in effect, these regulations may be interpreted or applied in the future in a manner inconsistent with our business practices, which could adversely affect our results of operations, cash flows, and financial condition.

The DEA, the U.S. Food and Drug Administration (the “FDA”), and various state regulatory authorities have broad enforcement powers, including the ability to seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations. We have received all necessary regulatory approvals and believe that our pharmacy operations are in substantial compliance with applicable federal and state dispensing requirements. Any changes to the current regulatory and legal paradigm could increase the overall regulatory burden and costs associated with our business.

CMS Regulations Affecting Guardian’s Provision of Pharmacy Services for Certain LTCF Customers

We are subject to a rule issued by the Center for Medicare & Medicaid Services (“CMS”) and set forth in 81 Fed. Reg. 68,688, entitled “Medicare and Medicaid Programs, Reform of Requirements for Long-Term Care Facilities,” that, among other things, revised the requirements for LTCF participation in the Medicare and Medicaid programs. The rule imposes several requirements that are specific to the provision of pharmacy services within certain LTCFs, that directly impact our business. Specifically, in addition to the requirement that a pharmacist perform a drug regimen review at least once a month, the pharmacist must also review the resident’s medical record when the resident has been prescribed or is taking (1) a psychotropic drug; (2) an antibiotic; (3) or any drug the facility’s quality assessment and assurance committee has requested to be included in the pharmacist’s monthly drug review. Additionally, the pharmacist must document and report any irregularities, including use of unnecessary drugs, to the attending physician, the facility medical director, and the director of nursing. The rule also imposes certain requirements upon LTCFs themselves, which are more fully described in “Government Regulation—Regulations That Affect Our Customers” below.

Laws Affecting Referrals and Business Practices

We are subject to federal and state laws that govern financial and other arrangements between healthcare providers. These laws prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients (including residents) to, or the recommendation of, a particular product and/or service.

For example, the federal “anti-kickback” statute (“AKS”), set forth in 42 U.S.C. § 1320a-7b(b), which prohibits knowingly or willfully soliciting, receiving, offering or paying remuneration “including any kickback, bribe or rebate” directly or indirectly in return for or to induce the referral of an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under Medicare, Medicaid or other Federal Health Care Program (as that term is defined in 42 U.S.C. § 1320a-7b(f)).

The OIG has enacted safe harbor regulations that outline practices that, although they potentially may implicate the AKS, are not treated as offenses under the AKS. Failure to meet a safe harbor does not mean that the arrangement necessarily violates the AKS but may subject the arrangement to greater scrutiny by the government. In addition, the OIG issues a variety of guidance including Special Fraud Alerts, Special Advisory Bulletins, Advisory Opinions, and other compliance guidance documents to assist healthcare providers with complying with the AKS. This guidance does not have the force of law, but rather identifies specific facts of arrangements that may pose risk of potentially violating the AKS or other federal healthcare laws. While we believe our practices comply with the AKS, we cannot assure our practices, to the extent they are deemed outside of a safe harbor protection, will not be found to potentially violate the AKS.

Other federal laws and state equivalents authorize the imposition of penalties, including criminal and civil fines, damages, and exclusion from participation in Medicare, Medicaid and other Federal Health Care Programs for false claims, improper billing and other offenses. These laws include but are not limited to the federal False Claims Act, set forth in 31 U.S.C. §§ 3729 et seq. under which private parties have the right to bring a qui tam, also know known as a whistleblower complaint, against companies that submit or cause to be submitted false claims for payments to the government. From time to time we are subject to whistleblower complaints. Changes to the False Claims Act and court decisions may make whistleblower or qui tam litigation more common.

In addition to federal law, many states have enacted statutes similar to the AKS and the False Claims Act. Violations of these laws may result in fines, imprisonment, denial of payment for services and exclusion from the Medicare and Medicaid programs and other state-funded programs.

Laws Affecting Interactions with Patients / Beneficiaries

Federal laws also impact how healthcare entities may interact with patients, including residents. The federal Civil Monetary Penalty Law (“CMP Law”), as set forth in 42 U.S.C. § 1320a-7a, prohibits offering or providing remuneration to Medicare and Medicaid beneficiaries that the person providing the remuneration knows or should know is likely to influence the beneficiaries to order or receive healthcare items or services from a particular provider, practitioner, or supplier of healthcare items or services. Similar to the federal AKS, the OIG promulgates regulations that affect the scope of the CMP Law. For example, on December 7, 2016, the OIG issued a final rule, set forth in 81 Fed. Reg. 88,368, that amended the AKS and the CMP Law. Some of the amendments to the CMP Law may impact our business, such as allowing certain statutory exceptions to the definition of “remuneration” to exclude certain remuneration that poses a low risk of harm and promotes access to care for patients and certain remuneration to financially needy individuals. On October 17, 2019, the OIG issued a proposed rule, set forth in 84 Fed. Reg. 55,694, that proposed to protect inducements offered to patients for patient engagement and support arrangements to improve quality of care, health outcomes, and efficiency.

The CMP Law, as well as similar state laws, impact how we may interact with LTCFs and residents and thus the operation of our business. We must monitor carefully the services we provide to LTCFs and the consideration received for these services to avoid allegations that we are inappropriately encouraging referrals of or services to residents.

Investigations and Audits

In the ordinary course of business, we may from time to time be subject to inquiries, investigations and audits by federal and state agencies, as well as by PBMs, that oversee applicable healthcare program participation, pharmacy operations, including environmental and employee health and safety requirements, and payment regulations. In this industry generally, federal and state governmental agencies conduct survey, audit and enforcement efforts resulting in a significant number of inspections, citations for regulatory deficiencies and other administrative sanctions including demands for refund of overpayments, terminations from the Medicare and Medicaid programs, suspensions of Medicare and Medicaid payments, and monetary penalties or other types of fines, penalties and orders. If imposed, such sanctions could have a material adverse effect on our financial condition, results of operation and liquidity.

While we believe our contract arrangements with healthcare providers and our pharmaceutical suppliers, as well as our pharmacy practices and operations, are in substantial compliance with applicable federal and state laws. These laws may, however, be interpreted in the future in a manner inconsistent with our interpretation and application which could then expose us to sanctions, fines and penalties.

Other State Laws Affecting Access to Services

Certain states have a “freedom of choice” requirement as part of their state Medicaid programs or in separate legislation that enable a patient (or resident) to select his/her provider. These laws may prevent a LTCF from requiring its residents to purchase pharmacy services or supplies from particular providers that have a supplier relationship with the LTCF. Such “freedom of choice” requirements may increase the competition we face in providing services to LTCF residents.

HIPAA

Pursuant to the Federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), the Department of Health and Human Services (“HHS”) adopted national standards for electronic healthcare transactions and code sets, unique health identifiers, and privacy and security of individually identifiable health information. HIPAA regulations that standardize transactions and code sets require standard formatting for healthcare providers, like us, that submit claims electronically.

The HIPAA privacy regulations apply to “protected health information” (“PHI”) which is individually identifiable health information that relates to an individual’s physical or mental health, the provision of healthcare to an individual, and the payment for the provision of healthcare to an individual. The Privacy Rule under HIPAA limits the use and disclosure of PHI, and HIPAA provides for the imposition of civil or criminal penalties if PHI is improperly used or disclosed.

HIPAA’s Security Rule requires appropriate administrative, physical and technical safeguards to protect the confidentiality, integrity, and security of electronic PHI (“e-PHI”). In practice, the Security Rule requires us to ensure the confidentiality, integrity and availability of all e-PHI we create, receive, maintain or transmit, including protecting against unauthorized use or disclosure of e-PHI.

In addition to HIPAA, we may be subject to state privacy laws and other state privacy or health information requirements not preempted by HIPAA, including those which may furnish greater privacy protection for individuals than HIPAA.

Our operations involve PHI, and the nature of our operations is complex. Although we believe that our contract arrangements with health plan payors and providers and our business practices are in compliance with applicable federal and state privacy and security laws, the requirements of these laws, including HIPAA, are complicated and are subject to interpretation and modification. Failure to comply with HIPAA or state equivalent laws could subject us to loss of customers, denial of the right to conduct business, civil damages, fines, criminal penalties and other enforcement actions.

The Health Information Technology for Economic and Clinical Health Act (“HITECH”), enacted as part of the American Recovery and Reinvestment Act of 2009, changed several aspects of HIPAA including, without limitation, the following: (i) applies HIPAA Privacy and Security Rules to business associates of covered entities; (ii) requires a data breach notification in the event of an unauthorized use or disclosure of unsecured or unencrypted PHI; (iii) allows individuals to obtain their PHI in electronic format if the provider has implemented an electronic health record (“EHR”) system; (iv) requires HHS to conduct periodic audits of covered entities and business associates; and (v) strengthens enforcement activities and increases penalties . Due to our operations involving PHI, the changes under the HITECH Act, especially the increased enforcement, routine audits, and breach notification obligations may affect our business operations should there be deemed a potential violation of HIPAA and/or the HITECH Act.

Environmental, Health and Safety Matters

Our facilities are subject to certain federal, state, and local environmental, health and safety statutes, regulations and ordinances and implementing guidance. As discussed under Investigations and Audits above, multiple governmental agencies have regulatory enforcement power over environmental, health and safety matters at our facilities, including inspection, auditing and administrative, civil and criminal enforcement authority. While environmental laws govern water, air, waste and other media, regulations applicable to our facilities primarily concern management of waste materials (including waste product and equipment cleaning materials) and unused pharmaceuticals and other products generated or otherwise managed in the course of routine business operations. For example, in certain instances where we receive returned, unused medications, regulations require that we properly dispose of these materials when they become waste, which can trigger complex waste management requirements. In operating our facilities, historically we have not encountered any material difficulties effecting compliance with applicable environmental, health and safety laws. While we cannot predict the effect that any future legislation, regulations or interpretations may have upon our operations, we do not anticipate that any pending changes regarding environmental, health and safety laws would have a material adverse impact on the Corporation.

Regulations to which Guardian is Subject from Health Plan Payors

Medicare, as set forth in the Social Security Act Section XVIII, is a federal program that provides certain hospital and medical insurance benefits to persons age 65 and over and to certain disabled persons. Medicaid, as set forth in the Social Security Act Section XIX, is a medical assistance program administered by each state that provides healthcare benefits to certain indigent patients. Within the Medicare and Medicaid statutory framework, there are numerous areas subject to administrative rulings, interpretations, and discretion that may affect reimbursement under Medicare and Medicaid.

We receive reimbursement for the drugs we dispense and our related services from our customer institutional healthcare providers, government reimbursement programs such as Medicare and Medicaid, and other non-government sources such as commercial insurance companies, health maintenance organizations, preferred provider organizations, and contracted providers.

Medicare

The Medicare program consists of four parts: (i) Medicare Part A, which covers, among other things, in-patient hospital, SNFs, home healthcare, and certain other types of healthcare services; (ii) Medicare Part B, which covers physicians’ services, outpatient services, durable medical equipment, and certain other types of items and healthcare services; (iii) Medicare Part C, also known as Medicare Advantage, which is a managed care option for beneficiaries who are entitled to Medicare Part A and enrolled in Medicare Part B; and (iv) Medicare Part D, which provides coverage for prescription drugs that are not otherwise covered under Medicare Part A or Part B for those beneficiaries that enroll.

Part A

The Balanced Budget Act of 1997 (the “BBA”) mandated the Prospective Payment System (“PPS”) for Medicare-eligible enrolled residents in SNFs. Under PPS, Medicare pays SNFs a per diem rate per patient for extended care services to patients, covering substantially all items and services furnished during such enrollee’s stay, including routine, ancillary, and capital-related. Such services and items include pharmacy services and prescription drugs.

In July 2019, CMS announced the Skilled Nursing Facility Prospective Payment System (“SNF PPS”) final rule, which became effective October 1, 2019. This rule finalized the implementation of the Patient Driven Payment Model (“PDPM”) for fiscal year 2020 Medicare Part A services. The PDPM is a new case-mix classification system for classifying SNF residents in a Medicare Part A covered stay into payment groups under the SNF PPS. Effective beginning October 1, 2019, the PDPM replaced the prior case-mix classification system, the Resource Utilization Groups, Version IV (“RUG-IV”). The new model shifts the focus to value-based care and bases reimbursement on clinical complexity and the resident’s conditions and care needs. Specifically, to account more accurately for the variability in patient (or resident) costs over the course of a stay, under PDPM, an adjustment factor is applied (for certain components) and changes the per diem rate over the course of the stay.

Notwithstanding the recent developments with PDPM, we continue to bill SNFs based upon a negotiated fee schedule and are paid based on contractual relationships with the SNFs. We do not receive direct payment from Medicare for residents covered under the Medicare Part A benefit.

Part B

Medicare Part B provides coverage for durable medical equipment prosthetics, orthotics, and supplies (“DME” or “DMEPOS”), certain classes of prescription drugs, and certain preventive health services such as the influenza vaccine, among other things. Common examples of DME include nebulizers, infusion pumps, and diabetic test strips. Prescription drugs covered under Medicare Part B include immunosuppressive drugs, oral anti-emetic drugs, oral anti-cancer drugs, and drugs self-administered through any piece of DME (e.g., respiratory or inhalation drugs administered via nebulizer or drugs administered with a Medicare-covered infusion pump).

A DMEPOS supplier typically must obtain DMEPOS accreditation to enroll and bill directly under Medicare Part B. Guardian pharmacies supply DME products and thus are enrolled in Part B to do so. Some Guardian pharmacies are also accredited under Part B DMEPOS to dispense DME supplies. Additionally, all Guardian pharmacies are enrolled in Part B as a mass immunizer to administer and receive reimbursement for administering the influenza vaccine.

Recent Changes Impacting Part B DME Infusion Drugs

The 21st Century Cures Act (the “Cures Act”), enacted in December 2016, among other things implemented Average Sales Price (“ASP”) pricing for Part B DME infusion drugs in January of 2017. The Medicare home infusion therapy benefit is for coverage of home infusion therapy-associated professional services for certain drugs and biologicals administered intravenously, or subcutaneously through a pump that is an item of DME, effective January 2021. In October 2019, The Centers for Medicare & Medicaid Services (“CMS”) issued a final rule with comment period updating the temporary transitional payment rates for home infusion therapy services for calendar year 2020. This final rule also finalizes beneficiary eligibility requirements and payment provisions related to the home infusion therapy benefit to be implemented beginning in CY 2021, as required by the Cures Act. The final rule solicits comments on options to enhance future efforts to improve policies related to coverage of eligible drugs for home infusion therapy and seeks comments on the criteria CMS could consider, within the scope of the DME benefit, to allow coverage of additional home infusion drugs.

Part D

Medicare Part D provides coverage for most outpatient prescription drugs that are FDA-approved and for which coverage is not otherwise available under Medicare Part A or Part B. Under Medicare Part D, beneficiaries who are entitled to Medicare benefits under Part A or who are enrolled in Medicare Part B may enroll in prescription drug plans offered by private commercial insurers who contract with CMS, including stand-alone prescription drug plans and Medicare Advantage plans with prescription drug coverage (collectively, “Part D Plans”). Medicare beneficiaries generally have to pay a premium to enroll in a Part D Plan and have to pay cost-sharing amounts, with amounts varying from one Part D Plan to another. CMS provides various federal subsidies to Part D Plans to reduce the cost to beneficiaries.

Most Part D Plans have a list of covered drugs, called a formulary. Part D Plan formularies must include drug categories and classes that cover disease states consistent with Part D program requirements, and Part D Plans generally must cover at least two drugs per category. CMS reviews the formularies of Part D Plans and requires these formularies to include the types of drugs most commonly used by Medicare beneficiaries, as well as those enrollees who reside in long-term care facilities. For example, it is CMS’s expectation that Part D Plans provide coverage of dosage forms of drugs that are widely utilized in the long-term care setting. Dually-eligible residents in nursing centers generally are entitled to have their prescription drug costs covered by a Part D Plan, provided that the prescription drugs which they are taking are either on the Part D Plan’s formulary or an exception to the Part D Plan’s formulary is granted. We obtain reimbursement for drugs we provide to enrollees of the given Part D Plan in accordance with the terms of agreements negotiated between us and the Part D Plan.

Medicare Part D does not alter federal reimbursement for residents of nursing centers whose stay at the nursing center is covered under Medicare Part A. Accordingly, Medicare’s per diem payments to nursing centers will continue to include a portion attributable to the expected cost of drugs provided to such residents. We will, therefore, continue to receive reimbursement for drugs provided to such residents from the nursing center in accordance with the terms of our agreements with each nursing center.

Recent Medicare Part D Changes

In an April 16, 2018 Final Rule published at 83 Fed. Reg. 16,400 and entitled “Medicare Program; Contract Year 2019 Policy and Technical Changes to the Medicare Advantage, Medicare Cost Plan, Medicare Fee-for-Service, the Medicare Prescription Drug Benefit Programs, and the PACE Program,” CMS rescinded regulatory provisions that require prescribers of Part D drugs to enroll in Medicare in order for the Part D drug to be covered. As a replacement, effective April 1, 2019, a Part D Plan is required to reject, or require its pharmacy benefit manager to reject, a pharmacy claim for a Part D drug if the individual who prescribed the drug is included on the “preclusion list.” The preclusion list consists of certain individuals and entities that are currently revoked from the Medicare program under 42 C.F.R. § 424.535 and are under an active reenrollment bar, or have engaged in behavior for which CMS could have revoked the individual or entity to the extent applicable if they had been enrolled in Medicare, and CMS determines that the underlying conduct that led, or would have led, to the revocation is detrimental to the best interests of the Medicare program. CMS made further revisions to the Part D preclusion list regulations – relating to the appeals process for individuals and entities on the preclusion list, claim denials and beneficiary notifications, and beneficiary appeals – in an April 16, 2019 Final Rule published at 84 Fed. Reg. 15,680.

Rebates

Guardian receives rebates from pharmaceutical manufacturers and distributors of pharmaceutical products for undertaking certain activities that the manufacturers believe may increase the likelihood that we will dispense their products, including achieving targets of market share or purchase volumes. CMS continues to question whether institutional pharmacies should be permitted to receive these access/performance rebates from manufacturers with respect to prescriptions covered under Medicare Part D, but has not prohibited the receipt of such rebates.

Medicaid

The reimbursement rate for pharmacy services under Medicaid is determined on a state-by-state basis subject to review by CMS and applicable federal law. Although Medicaid programs vary from state to state, most state Medicaid programs provide for the payment of certain pharmacy services, up to established limits, at rates determined in accordance with each state’s regulations. The federal Medicaid statute specifies a variety of requirements that a state plan must meet, including requirements related to eligibility, coverage for services, payment, and admissions. For residents that are eligible for Medicaid only, and are not dually eligible for Medicare and Medicaid, we bill the individual state Medicaid program or in certain circumstances the state’s designated managed care or other similar organizations for covered prescription drugs.

Federal regulations and the regulations of certain states establish federal “upper limits” for reimbursement of certain prescription drugs under Medicaid (these upper limits being the “FUL”). The Patient Protection and Affordable Care Act and the reconciliation law known as Health Care and Education Affordability Reconciliation Act (combined we refer to both Acts as the “Affordable Care Act”), enacted in March 2010, provided for the gradual modification to the calculation of the FUL for drug prices and the definition of Average Manufacturer’s Price (“AMP”).

Specifically, the Affordable Care Act and CMS’s Covered Outpatient Drugs final rule, published at 81 Fed. Reg. 5,169, changed the definition of the FUL by requiring the calculation of the FUL as no less than 175%

of the weighted average, based on utilization, of the most recently reported monthly AMP for pharmaceutically and therapeutically equivalent multi-source drugs available through retail community pharmacies nationally. As an exception, however, if the AMP-based FUL is lower than the National Average Drug Acquisition Cost (“NADAC”), the FULs will be set at the drug’s NADAC. CMS updates the FULs on a monthly basis and the FULs become effective on the first date of the month following their publication. States have thirty (30) days after the effective date of the monthly updates to implement the new FULs.

In addition, the definition of AMP changed to reflect net sales only to drug wholesalers that distribute to retail community pharmacies and to retail community pharmacies that directly purchase from drug manufacturers. Further, the Affordable Care Act continued the current statutory exclusion of prompt pay discounts offered to wholesalers and added three other exclusions to the AMP definition: (i) bona fide services fees; (ii) reimbursement for unsalable returned goods (recalled, expired, damaged, etc.); and (iii) payments from and rebates/discounts to certain entities not conducting business as a wholesaler or retail community pharmacy.

The Covered Outpatient Drugs final rule also changed how states reimburse pharmacies. The final rule required states to pay pharmacies based on the actual acquisition cost of the drug, as opposed to the estimated acquisition cost. Moreover, it required states to consider the sufficiency of both the ingredient cost reimbursement and dispensing fee reimbursement when proposing changes to either of these components of reimbursement for Medicaid covered drugs.

Over the last several years, state Medicaid programs have undertaken efforts to control prescription drug costs and have lowered reimbursement through a variety of mechanisms, including higher discounts off average wholesale price levels, greater supplemental rebates from manufacturers, expansion of the number of medications subject to the FUL pricing, and general reductions in contract payment methodology to pharmacies.

Regulations That Affect Our Customers

As previously noted in this prospectus, the LTCFs we serve are subject to numerous federal, state and local regulations.

Specifically, most LTCFs are required to be licensed in the states in which they operate. In addition, for SNFs and other LTCFs serving Medicaid or Medicare residents, such facilities must be certified to be in compliance with applicable requirements for participation set forth in 42 C.F.R. Part 483 (subpart B). Certain customer LTCFs may also be subject to the Nursing Home Reform Act, part of the Omnibus Budget Reconciliation Act of 1987, as amended, which imposes strict compliance standards relating to quality of care for facility operations, including increased documentation and reporting requirements, unannounced surveys and related enforcement processes, and residents’ bill of rights.

In the Final Rule, set forth in 81 Fed. Reg. 68,688 and entitled “Medicare and Medicaid Programs, Reform of Requirements for Long-Term Care Facilities,” referenced previously in this prospectus (see Government Regulation—CMS Regulations Affecting Guardian’s Provision of Pharmacy Services for Certain LTCF Customers), LTCFs participating in the Medicare and Medicaid programs must develop and maintain policies and procedures, including to address the steps the pharmacist must take when the pharmacist identifies an irregularity that requires urgent action. Moreover, LTCFs must have an effective quality assurance and performance improvement program, person-centered care planning, an infection preventionist, a compliance and ethics program, a means to call for staff assistance from the bedside, and effective staff training, among other requirements. Finally, LTCFs must focus on reducing or eliminating the inappropriate use of psychotropic drugs.

Our LTCF customers may also be directly subject to many of the laws and regulations to which Guardian is subject, as described in detail earlier in this Prospectus (see Government Regulation—Regulations That Affect Guardian Directly and Government Regulation—Regulations to which Guardian is Subject from Health Plan Payors). For example, our LTCF customers may be subject to laws affecting referrals and business practices, such as the AKS, and laws affecting interactions with patients and beneficiaries, such as the CMP Law. Our LTCF customers may from time to time be subject to inquiries, investigations and audits by federal and state agencies that oversee applicable healthcare program participation and LTCF operations. LTCF customers may also have direct obligations under HIPAA. Finally, LTCF residents are covered by (and LTCF customers may receive reimbursement for services provided to residents under) Medicare Part A, Part B and Part D Plans, Medicaid, commercial insurance, and other private health plan payors (including managed care).

Employees

As of December 31, 2019, we employed approximately 2,400 persons (including approximately 350 part-time employees), all of whom are located within the United States. This includes over 400 pharmacists and 70 nurses.

Intellectual Property

We use a number of trademarks and service marks. All of the principal trademarks and service marks used in the course of our business have been registered in the United States or are the subject of pending applications for registration. We also have one pending patent application.

We have various proprietary products, processes and other intellectual property that are used either to facilitate the conduct of our business or that are made available as products or services to the facilities we work with. We generally seek to protect such intellectual property through a combination of trade secret and patent laws and through confidentiality and other contractually imposed protections.

Although we believe that our products and processes do not infringe upon the intellectual property rights of any third parties, third parties may assert infringement claims against us from time to time.

Competition

The business of providing pharmacy services to LTCF residents is highly competitive, and we face competition from multiple sources. There are national, regional and local institutional pharmacies, as well as and numerous local retail pharmacies, that provide pharmaceutical distribution services comparable to those that we offer. Many of these pharmacies have strong relationships with the LTCFs they serve and their residents. In addition, some of our competitors have greater financial resources than we do and may be more established in the markets they serve than we are, making our ability to compete more difficult. Some of our larger competitors have indicated that they plan to focus more on the ALF market, which could further increase the competition we face.

While we do not believe any single competitor offers a comparably robust, integrated pharmacy services solution, our primary competitors in the ALF and GH/BHF space are large national providers including Omnicare, Inc. and PharMerica Corporation, in addition to local and regional pharmacies in each of our markets, including Remedi SeniorCare, Pharmscript, LLC, PharmCareUSA and Polaris Pharmacy Services. We believe we are the market leader for providing pharmacy services to ALFs and GH/BHFs. We believe we compete favorably in all areas, including SNFs, based on the following competitive factors:

•	the value and comprehensiveness of the pharmacy services solution we offer and the superior outcomes for residents and reduced health care costs for pharmacy benefit plans;

•	the strength of our business model, which focuses on local autonomy as opposed to a hub and spoke model;

•	the superiority of our data analytics capabilities;

•	the variety of clinical services we offer to improve the quality of care for residents at ALFs and GH/BHFs; and

•	our significant investment in automation at each local pharmacy.

Sales and Marketing

We sell our services to LTCFs through each local pharmacy’s sales organization and, in many cases, we leverage our relationships with top national and regional LTCFs to establish relationships with residents. Our sales team has broad experience in the long-term care pharmacy services industry and with LTCF executives. The sales teams at each of our local pharmacies have their own structures that are tailored to their market and the LTCFs located therein and are responsible for identifying sales opportunities and managing the overall sales process. The effectiveness of our sales teams are evidenced by the approximately 280 new ALFs and GH/BHFs our local pharmacies added in 2019.

We generate leads, accelerate sales opportunities, and build brand awareness through our marketing programs. Our marketing programs target LTCF executives, caregivers and residents. Our principal marketing programs include learning opportunities for residents, field marketing events, integrated marketing campaigns, lead generation and participation in industry events, trade shows, and conferences. We also benefit from the expansion of our national LTCF accounts, as well as from the strength of our brand in local and regional markets.

Properties

Our corporate headquarters occupy approximately 25,000 square feet in Atlanta Georgia, under a lease that expires on March 20, 2023. We use this space for administration, sales, marketing, data analytics, and customer support. We have 37 additional leases in place, one for each of our local pharmacies, totaling approximately 475,000 square feet.

We also lease approximately 4,800 square feet at a third-party logistics provider’s warehouse in Vonore, Tennessee. We warehouse pharmaceuticals that we purchase from certain manufacturers at the leased space and contract with the third-party logistics provider for its distribution services.

Legal Proceedings

From time to time, we and our pharmacies are involved and will continue to be involved in various claims relating to, and arising out of, our business and our operations. We are not currently aware of any such proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages (as of February 13, 2020) and positions of our executive officers and individuals who are expected to serve as our directors following the completion of this offering.

Name	Age	Position(s)
Executive Officers
Fred Burke	70	President and Chief Executive Officer and Director
David Morris	56	Executive Vice President and Chief Financial Officer and Director
Kendall Forbes	63	Executive Vice President of Sales & Operations
Douglas Towns	52	Vice President, General Counsel, Senior Compliance Officer and Corporate Secretary

Non-Employee Directors
William Bindley	79	Chairman of the Board of Directors
John Ackerman	61	Director
Thomas Salentine, Jr.	51	Director

Fred Burke has served as our President and Chief Executive Officer and a member of our board of directors since our formation. Prior to co-founding Guardian, Mr. Burke was the co-founder and president of two start-up companies in Atlanta, Georgia: Central Pharmacy Services, Inc., which was founded in 1992 and ultimately acquired by Cardinal Health in 2001; and Sales Technologies, Inc., which was founded in 1983 and acquired by Dun & Bradstreet Corporation in 1989. Mr. Burke also previously served as a brand manager at Procter & Gamble, a consultant and engagement manager at McKinsey & Company, and as an officer in the United States Air Force, leading a combat communications unit. Mr. Burke received a B.S., Engineering from Mississippi State University, and an M.S, Industrial Administration from the Krannert School of Management at Purdue University. We believe that Mr. Burke is qualified to serve as a director because of his operational and historical expertise gained from serving as our President and Chief Executive Officer, and his extensive experience in the pharmacy industry.

David Morris has served as our Executive Vice President and Chief Financial Officer and a member of our board of directors since our formation. Prior to joining Guardian, Mr. Morris served as Chief Financial Officer at Central Pharmacy Services, Inc. from 1993 to 2001. Mr. Morris previously served as President of the PBM Division at Complete Health from 1991 to 1993 and served as a CPA at EY from 1985 to 1991. Mr. Morris received a B.S. degree in Accounting from the University of Alabama in 1985. We believe that Mr. Morris is qualified to serve as a director because of his operational and historical expertise gained from serving as our Executive Vice President and Chief Financial Officer, his extensive experience in the pharmacy industry and his expertise in financial management.

Kendall Forbes has served as our Executive Vice President of Sales & Operations since July 2004. Mr. Forbes previously served as our Executive Vice President of Operations and Co-Founder of Central Pharmacy Services, Inc. from 1993 to 2004. Prior to joining Guardian, Mr. Forbes was the owner of Baton Rouge Central Pharmacy from 1985 to 1993 and served as a Pharmacy Manager at Nuclear Pharmacy, Inc., a predecessor of Syncor, from 1982 to 1985. Mr. Forbes received a degree from Louisiana State University’s Monroe School of Pharmacy and completed a graduate fellowship in Radiopharmacy at the University of New Mexico.

Douglas Towns has served as our Vice President, General Counsel, Senior Compliance Officer and Corporate Secretary since June 2016. Prior to joining Guardian, Mr. Towns served as a partner at the law firm of Sherman & Howard L.L.C. from 2015 to 2016, Mazursky Constantine LLC from 2012 to 2014, and at Jones Day from 1992 to 2012. Mr. Towns received a B.A. in Political Science and Philosophy from Emory University and a

J.D. from the University of Virginia School of Law. We believe that Mr. Towns’s prior experience counseling both public and private companies on a range of employment and compliance matters during his time in private practice provides him with valuable perspective and substantive experience to serve as our Vice President, General Counsel, Senior Compliance Officer and Corporate Secretary.

William Bindley has served as Chairman of our board of directors since our formation. Mr. Bindley has served as Chairman of Bindley Capital Partners, LLC, a private investment firm, since 2001. Mr. Bindley also founded Priority Healthcare Corporation, a national provider of bio-pharmaceuticals and complex therapies for chronic disease states, and served as their Chairman from 1995 to 2005 and Chief Executive Officer from 1994 to 1997. Mr. Bindley was also the Chairman, President, Chief Executive Officer and founder of Bindley Western Industries, Inc., a national pharmaceutical distributor and nuclear pharmacy operator that was acquired by Cardinal Health, Inc. in 2001. He also serves as a trustee at Kite Realty Group Trust, a publicly traded real estate investment company, and has previously served on the boards of directors of Cardinal Health, Inc., Key Bank, NA, Bindley Western Industries, Priority Healthcare Corporation and Shoe Carnival, Inc. Mr. Bindley received his undergraduate and Doctor of Management degrees from Purdue University and completed the Wholesale Management Program at Stanford’s Graduate School of Business. We believe Mr. Bindley’s extensive experience in leading healthcare focused companies, as well as his significant public company leadership experience, qualifies him to serve on our board of directors.

John Ackerman has served as a member of our board of directors since our formation. Mr. Ackerman is a co-founder of Cardinal Equity Partners, a private equity firm focused on middle-market investments, where he has served as Managing Director since 2008. He has also served as President at J&J Advisors, Inc., a management oversight advisory company, since 1994. Mr. Ackerman has a bachelor’s degree in business from the University of Michigan and a master’s degree in management from the Kellogg School of Business at Northwestern University. We believe Mr. Ackerman’s extensive strategic and managerial experience in our industry qualifies him to serve on our board of directors.

Thomas Salentine, Jr. has served as a member of our board of directors since 2003. Since 2001, Mr. Salentine has served as President at Bindley Capital Partners, LLC, a private investment firm. He was previously a principal at Frontenac Company, a private equity firm, from 1996 to 2001. Prior to that, Mr. Salentine worked in investment banking at Bear Stearns from 1990 to 1993. Mr. Salentine is a graduate of Harvard College and received his master’s degree in business administration from the Kellogg School of Management at Northwestern University. We believe Mr. Salentine’s substantial experience in the investment and financial industries and prior public company board experience provide valuable perspective and qualifies him to serve on our board of directors.

There are no family relationships among any of our directors or executive officers.

Election of Officers

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly appointed or until his or her earlier resignation or removal.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our board of directors. Following the completion of this offering, we expect our board of directors to initially consist of                directors, of whom                ,                ,                 and                will be independent. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor or until his or her earlier death, resignation, or removal. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors.

Background and Experience of Directors

Upon completion of this offering, our board of directors will be responsible for reviewing, on an annual basis, the appropriate characteristics, skills, and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the board of directors, in nominating candidates for election (and, in the case of vacancies, appointing), will take into account many factors, including the following:

•	personal and professional integrity;

•	ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•	experience in the industries in which we compete;

•	experience as a board member of another publicly held company;

•	diversity of background and expertise and experience in substantive matters pertaining to our business relative to other board members;

•	conflicts of interest; and

•	practical and mature business judgment.

Controlled Company Exemption

After completion of the Corporate Conversion and this offering, the “Guardian Founders,” a group including certain of our executive officers and directors and their affiliates, will control a majority of our voting power pursuant to the Voting Agreement. Pursuant to the Voting Agreement, the Guardian Founders will agree to vote all of their shares of common stock in the manner determined by a majority of the votes represented by shares of common stock held by the Guardian Founders.

As a result, the Guardian Founders will control a majority of the voting power of shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders. Because more than 50% of the voting power in the election of our directors will be held by an individual, group, or another company, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. As a controlled company, we may elect not to comply with certain corporate governance requirements, including the requirements that: (1) a majority of our board of directors consists of “independent directors,” as defined under the rules of such exchange, (2) our board of directors has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) our board of directors has independent director oversight of director nominations.

For so long as we qualify as a “controlled company,” we may rely on some or all of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. In the event that we cease to be a “controlled company” and our Class A common stock continues to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

Our board of directors has established an audit committee and a compensation committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

As a “controlled company” for purposes of the Nasdaq listing rules, we may rely on certain exemptions from the Nasdaq listing standards that enable us not to comply with certain Nasdaq corporate governance requirements. We do not intend at this point to form a stand-alone nominating committee.

Audit Committee

Our audit committee will consist of                ,                and                 , with                serving as chair. Our audit committee will be responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance, and independence of our independent auditors;

•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

•	reviewing with management and our independent auditors the adequacy and effectiveness of our internal control over financial reporting processes;

•	assisting the board of directors in monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•

reviewing and overseeing all transactions between us and a related person for which review or oversight is required by applicable law or that are required to be disclosed in our financial statements or SEC filings, and developing policies and procedures for the committee’s review, approval and ratification of such transactions;

•

establishing procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

The Nasdaq rules require us to have one independent audit committee member upon the listing of our Class A common stock on Nasdaq, a majority of independent audit committee members within 90 days of listing, and all independent audit committee members within one year of listing.                ,                and                 each qualify as an independent director under the corporate governance standards of Nasdaq and the independence requirements of Rule 10A-3 under the Exchange Act. In addition, our board of directors has determined that                is an “audit committee financial expert” within the meaning of SEC rules.

Our audit committee will operate under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq. Our audit committees’ charter will be available on our website upon the completion of this offering. All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee.

Compensation Committee

Upon completion of this offering, we expect our compensation committee will consist of                ,                and                 , with                serving as chair. The compensation committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our Chief Executive Officer’s compensation level based on such evaluation;

•

reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives, and other benefits;

•	reviewing and recommending to the board of directors the compensation of our directors;

•	reviewing and discussing with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity and equity-based compensation plans.

Our compensation committee will operate under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq. Our compensation committee’s charter will be available on our website upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the compensation committee (or other board of directors committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors of any entity that has one or more executive officers serving on our compensation committee.

Code of Ethics

We have adopted a Code of Conduct and Business Ethics that applies to all of our officers, directors, and employees, including our principal executive officer, principal financial officer, principal accounting officer, and controller, or persons performing similar functions, which will be posted on our website. Our Code of Conduct and Business Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this prospectus.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. Our audit committee also monitors compliance with legal and regulatory requirements. Our board of directors monitors the effectiveness of our governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Non-Employee Director Compensation

We did not pay any compensation, make any equity awards or non-equity awards, or pay any other compensation to any of our non-employee directors in 2019. We intend to adopt a non-employee director compensation policy, which will become effective in connection with this offering. Under that policy, our non-employee directors will be eligible to receive both cash compensation and equity compensation for service on our board of directors and committees of our board of directors, as well as reimbursement for certain expenses incurred in their service as directors. The terms of such a policy have not yet been established.

Limitation of Liability and Indemnification of Directors and Officers

Our certificate of incorporation, to be effective upon the completion of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Our bylaws, which will be effective upon the completion of this offering, will provide that we shall indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws will provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Prior to the completion of this offering, we intend to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements may also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Prior to the effectiveness of this registration statement, we will disclose, in accordance with the rules and regulations of the SEC, information regarding the compensation of our named executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for executive officers and directors which are described elsewhere in this prospectus, the following is a summary of transactions since January 1, 2019 in which we participated or will participate, and in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of any class of our voting stock, or any immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Corporate Conversion

We currently operate as an Indiana limited liability company under the name Guardian Pharmacy, LLC. In connection with the consummation of this offering, (i) we will implement an internal reorganization of the membership interests of Guardian Pharmacy, LLC and our subsidiaries and (ii) Guardian Pharmacy, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Guardian Pharmacy Services, Inc.

In connection with the Corporate Conversion, all of the Operating Subsidiary Units held by the Minority Unitholders will automatically convert into Common Units of Guardian Pharmacy, LLC, and in turn, upon the conversion of Guardian Pharmacy, LLC into Guardian Pharmacy Services, Inc., each outstanding Common Unit of Guardian Pharmacy, LLC will automatically be converted into (i) one share of Class B common stock of Guardian Pharmacy Services, Inc. and (ii) the right to receive $                in cash (without interest). For more information, see “Corporate Conversion.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Policies and Procedures for Related Party Transactions

Our board of directors expects to adopt a written related-party transaction policy, to be effective upon the completion of this offering, setting forth the policies and procedures for the review and approval or ratification of transactions involving us and “related persons.” For the purposes of this policy, “related persons” will include our executive officers, directors, director nominees, and their immediate family members, and stockholders owning five percent or more of any class of our outstanding common stock and their immediate family members.

The policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s-length transaction with an unrelated party and the extent of the related person’s interest in the transaction. All related-party transactions may only be consummated if our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote regarding approval or ratification of the transaction. Such director may be counted, however, in determining the presence of a quorum at a meeting of the audit committee that considers the transaction. All of the transactions described in this section occurred prior to the adoption of the policy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth information regarding the beneficial ownership of shares of our Class A common stock and Class B common stock as of                  , 2020 for:

•	each person known by us to own beneficially more than 5% of any class of our common stock;

•	each of our named executive officers and directors individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership information is presented on the following bases:

•	after giving effect to the Corporate Conversion (as described under “Corporate Conversion”), but prior to the completion of this offering;

•	after giving effect to the Corporate Conversion described above, plus the issuance and sale of shares of Class A common stock by us in this offering; and

•

after giving effect to the Corporate Conversion and the issuance and sale described above, plus the issuance and sale of                additional shares of Class A common stock by us pursuant to the underwriters’ option to purchase additional shares in this offering.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Accordingly, if an individual or entity is a member of a “group” which has agreed to act together for the purpose of acquiring, holding, voting or disposing of such securities, such individual or entity is deemed to be the beneficial owner of such securities held by all members of the group. Further, if an individual or entity has or shares the power to vote or dispose of such securities held by another entity, beneficial ownership of such securities held by such entity may be attributed to such other individuals or entities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Guardian Pharmacy Services, Inc., 171 17th Street NW, Suite 1400, Atlanta, Georgia 30363.

	Class A Common Stock(a)						Class B Common Stock(a)						Combined Voting Power(a)
	Shares Before Offering		Shares After Offering		Shares After Offering, Including Full Option Exercise		Shares Before Offering		Shares After Offering		Shares After Offering, Including Full Option Exercise		% of Combined Voting Power Before Offering	% of Combined Voting Power After Offering	% of Combined Voting Power After Offering, Including Full Option Exercise
Name of Beneficial Owner	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
5% Stockholders
Bindley Capital Partners I, LLC(b)(c)	—	—	—	—	—	—

NEOs and Directors
Fred Burke	—	—	—	—	—	—
David Morris	—	—	—	—	—	—
John Ackerman	—	—	—	—	—	—
William Bindley(b)	—	—	—	—	—	—
Thomas Salentine, Jr.(b)	—	—	—	—	—	—

All executive officers and directors as a group ( persons)	—	—	—	—	—	—

*	Represents less than 1%.
(a)

Our Class A common stock entitles holders thereof to one vote per share, and our Class B common stock initially entitles holders thereof to one vote per share, voting together as a single class. See “Description of Capital Stock—Common Stock.”

(b)

Mr. Bindley and Mr. Salentine, Jr. share investment power over the shares beneficially owned by Bindley Capital Partners I, LLC by virtue of their positions as members and officers of Bindley Capital Partners, LLC, the manager of Bindley Capital Partners I, LLC.

(c)	Bindley Capital Partners I, LLC’s address is 8909 Purdue Road, Suite 500, Indianapolis, Indiana 46268.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our certificate of incorporation and bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Because this is only a summary, it may not contain all the information that is important to you. Under “Description of Capital Stock,” “we,” “us,” “our” and the “Company” refer to Guardian Pharmacy Services, Inc. and not to any of its subsidiaries.

General

Upon the consummation of this offering and the filing of our certificate of incorporation to be effective upon consummation of this offering, our authorized capital stock will consist of                  shares of Class A common stock, par value $0.001 per share,                 shares of Class B common stock, par value $0.001 per share and                 shares of preferred stock, par value $0.001 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

As of                , 2020, and after giving effect to the Corporate Conversion and the issuance of                 shares of Class A common stock in this offering and assuming no exercise of the underwriters’ option to purchase additional shares, there will be outstanding:

•	shares of our Class A common stock;

•	shares of our Class B common stock; and

•	no shares of our preferred stock.

Common Stock

We have two classes of common stock: Class A common stock, which has one vote per share, and Class B common stock, which has one vote per share. The Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders (including the election of directors), except as otherwise required by applicable law and except in connection with amendments to our certificate of incorporation that increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of either class so as to affect the holders of such shares adversely.

Voting

Holders of shares of our Class A common stock and Class B common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class A common stock and Class B common stock do not have cumulative voting rights in the election of directors.

Dividends

Holders of shares of our Class A common stock and Class B common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock and Class B common stock will be entitled to receive pro rata our remaining assets available for distribution.

Full Paid and Non-Assessable

All shares of our Class A common stock and Class B common stock that will be outstanding at the time of the consummation of the offering will be fully paid and non-assessable. The Class A common stock and Class B common stock will not be subject to further calls or assessments by us.

Rights and Preferences

Holders of shares of our Class A common stock do not have preemptive, conversion, subscription or redemption rights. Holders of shares of our Class B common stock do not have preemptive, subscription or redemption rights. Shares of our Class B common stock are convertible into shares of our Class A common stock as described below under “—Transfer Restrictions and Conversion of Class B Common Stock.”

There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock. The rights powers, preferences and privileges of our Class A common stock and Class B common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Transfer Restrictions and Conversion of Class B Common Stock

Shares of Class B common stock may not be transferred by the holder thereof, unless such transfer is a “Permitted Transfer.” We refer to a transferee of shares of Class B common stock received in a Permitted Transfer as a “Permitted Transferee.” In accordance with our certificate of incorporation, a “Permitted Transfer” generally will include any transfer of Class B common stock (i) approved in advance by our board of directors; (ii) to a family member of the holder; (iii) to certain entities owned by the holder or certain trusts (each, a “Permitted Entity”); (iv) upon a holder’s death by will, intestate succession or operation of law; or (v) by a Permitted Entity to a family member of the holder or any other Permitted Entity of the holder.

As provided in our certificate of incorporation, with respect to each holder of Class B common stock immediately following the consummation of this offering (and any subsequent Permitted Transferee) (a “Qualified Stockholder”), such holder’s shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis as follows. We refer to the date of the consummation of this offering below as the “IPO Date.”

a)

on the six-month anniversary of the IPO Date, one-fifth (1/5) of each Qualified Stockholder’s shares of Class B common stock as of such date will automatically convert into an equal number of shares of Class A common stock;

b)

on the anniversary of the IPO Date, one-fourth (1/4) of each Qualified Stockholder’s shares of Class B common stock as of such date will automatically convert into an equal number of shares of Class A common stock;

c)

on the 18-month anniversary of the IPO Date, one-third (1/3) of each Qualified Stockholder’s shares of Class B common stock as of such date will automatically convert into an equal number of shares of Class A common stock;

d)

on the second anniversary of the IPO Date, one-half (1/2) of each Qualified Stockholder’s shares of Class B common stock as of such date will automatically convert into an equal number of shares of Class A common stock; and

e)

on the 30-month anniversary of the IPO Date (the “Final Conversion Date”), all issued and outstanding shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock.

If the conversion of any shares of Class B common stock would result in the conversion of any fractional share, the number of shares so converted will be rounded down to the nearest whole number. Notwithstanding the foregoing conversion terms, our board of directors may accelerate the conversion of all or any portion of Class B common stock to earlier times (subject to certain exceptions), including to permit participation of holders of Class B common stock in underwritten secondary public offerings or for any other reason.

Following the Final Conversion Date, the reissuance of shares of Class B common stock will be prohibited.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Class A common stock or Class B common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our Class A common stock might receive a premium over the market price of the shares of our Class A common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Annual Stockholders Meetings

Our bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Our certificate of incorporation, bylaws and the DGCL contain provisions that are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. These provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.

Authorized but Unissued Capital Stock

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations

We will be governed by Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who purchases more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions apply even if the business combination could be considered beneficial by some stockholders and may have the effect of delaying, deferring or preventing a change in control.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. Our bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Our certificate of incorporation will provide that so long as we are a “controlled company” within the meaning of Nasdaq rules, any action required or permitted to be taken by our stockholders may be effected by written consent. Our certificate of incorporation will provide that, after we cease to be a “controlled company,” our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. This provision may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Choice of Forum

Unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be, to the fullest extent permitted by law, the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our current or former stockholders, directors, officers, or other employees to us or to our stockholders; any action asserting a claim against us arising pursuant to the DGCL; or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision does not apply to any actions arising under the Securities Act or the Exchange Act.

Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation generally provides that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions—Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our Class A common stock will be                .

Listing

We have applied to list our Class A common stock on the Nasdaq Global Market under the symbol “                .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. No prediction is made as to the effect, if any, future sales of shares, or the availability for future sales of shares, will have on the market price of our Class A common stock prevailing from time to time. The sale of substantial amounts of our Class A common stock in the public market, or the anticipation that such sales could occur, could harm the prevailing market price of our Class A common stock.

Upon consummation of this offering and after giving effect to the Corporate Conversion, we will have outstanding                 shares of Class A common stock (or                 shares of Class A common stock if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full) and                 shares of Class B common stock. The shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of Class A common stock held by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below. The Class B common stock is subject to transfer restrictions until the shares are converted into Class A common stock at scheduled intervals over the 30 months following the date of this offering. In addition our board of directors may accelerate the conversion of all or any portion of Class B common stock into Class A common stock, subject to certain exceptions.

Lock-Up of Our Class A Common Stock

We and all of our directors and officers and certain of our other existing stockholders, who will hold     % in the aggregate of our outstanding common stock after the completion of this offering, have agreed with the underwriters, subject to certain exceptions, not to (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock; (ii) file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of BofA Securities, Inc. Our lock-up agreement will provide for certain exceptions. See “Underwriting.”

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an “affiliate” of ours at any time during the three months preceding a sale, and who has held restricted securities (within the meaning of Rule 144) for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those securities, subject only to the availability of current public information about us. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly, through one or more intermediaries, controls, or is under common control with the issuer. A non-affiliated person who has held restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those securities without regard to the provisions of Rule 144.

A person (or persons whose securities are aggregated) who is deemed to be an affiliate of ours and who has held restricted securities (within the meaning of Rule 144) for at least six months would be entitled to sell within any three-month period a number of securities that does not exceed the greater of one percent of the then outstanding shares of securities of such class or the average weekly trading volume of securities of such class during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A common stock by a Non-U.S. Holder (as defined below) that holds our Class A common stock as a capital asset (generally, property held for investment). This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Department regulations promulgated thereunder (“Regulations”), judicial decisions, administrative pronouncements and other relevant applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

This discussion does not address all U.S. federal income tax considerations that may be applicable to Non-U.S. Holders in light of their particular circumstances or Non-U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	certain former citizens or residents of the United States;

•	persons that elect to mark their securities to market;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes and investors therein;

•	persons holding our Class A common stock as part of a straddle, hedge, conversion or other integrated transaction;

•	persons who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	tax-exempt organizations.

In addition, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. Non-U.S. Holders should consult their tax advisors regarding the particular tax considerations to them of owning and disposing of our Class A common stock.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (ii) that has otherwise validly elected to be treated as a U.S. person under the applicable Regulations.

If a partnership (or other entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner or beneficial owner of the entity will generally depend on the status of the owner and the activities of the entity. Partners in a partnership (or beneficial owners of another entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) should consult their tax advisors regarding the tax considerations of an investment in our Class A common stock.

Distributions on Our Class A Common Stock

As discussed under the section titled “Dividend Policy,” we do not currently anticipate paying cash dividends to our Class A common stockholders. In the event that we do make distributions of cash or property (other than certain stock distributions) with respect to our Class A common stock (or that we engage in certain redemptions that are treated as distributions with respect to Cass A common stock), any such distributions generally will be treated as dividends to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If a distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), the excess will be treated first as a tax-free return of capital to the extent of a Non-U.S. Holder’s adjusted tax basis in our Class A common stock and thereafter as capital gain from the sale, exchange or other taxable disposition of our Class A common stock, with the tax treatment described below in “—Sale, Exchange or Other Disposition of Our Class A Common Stock.”

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act Withholding Taxes,” distributions treated as dividends paid on our Class A common stock to a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder will generally be required to (i) provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or any appropriate successor or replacement forms), as applicable, certifying that it is not a U.S. person as defined under the Code and that it is entitled to benefits under the treaty or (ii) if such Non-U.S. Holder’s Class A common stock is held through certain foreign intermediaries or foreign partnerships, satisfy the relevant certification requirements of applicable Treasury regulations. A Non-U.S. Holder that does not timely furnish the required documentation but that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act Withholding Taxes,” no amounts in respect of U.S. federal withholding tax will be withheld from dividends paid to a Non-U.S. Holder if the dividends are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States) and the Non-U.S. Holder provides a properly executed IRS Form W-8ECI or other applicable or successor form. Instead, the effectively connected dividends will generally be subject to regular U.S. income tax on a net income basis as if the Non-U.S. Holder were a U.S. person as defined under the Code. A Non-U.S. Holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Sale, Exchange or Other Disposition of Our Class A Common Stock

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act Withholding Taxes,” a Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale, exchange or other disposition of our Class A common stock unless:

•

such gain is effectively connected with a trade or business conducted by such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), in which case such gain will generally be subject to U.S. federal income tax in the same manner as effectively connected dividend income as described above;

•

such Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case such gain will generally be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate), which gain may be offset by certain U.S.-source capital losses even though the individual is not considered a resident of the United States, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

we are or become a United States real property holding corporation (as defined in section 897(c) of the Code, a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, and either (i) our Class A common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs, or (ii) the Non-U.S. Holder has owned or is deemed to have owned, at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, more than 5% of our Class A common stock.

Although there can be no assurance in this regard, we believe that we are not a USRPHC and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided a Non-U.S. Holder either certifies to such Non-U.S. Holder’s non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to a Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or a Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to tax authorities in a Non-U.S. Holder’s country of residence, establishment, or organization.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules maybe allowed as a refund or credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act Withholding Taxes

Certain rules may require withholding at a rate of 30% on dividends in respect of, and (subject to the proposed Treasury regulations discussed below) the gross proceeds from the sale or other disposition of, our Class A common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) complies with an intergovernmental agreement between the United States and an applicable foreign country to report such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury regulations discussed below) the gross proceeds from the sale or other disposition of, our Class A common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the Treasury Department. The Treasury Department has released proposed Treasury regulations which, if finalized in their present form, would eliminate the application of this regime with respect to payments of gross proceeds (but not dividends). Pursuant to these proposed Treasury regulations, we and any other applicable withholding agent may (but are not required to) rely on this proposed change to Foreign Account Tax Compliance Act withholding until final regulations are issued or until such proposed regulations are rescinded. We will not pay any amounts to holders in respect of any amounts withheld. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our Class A common stock.

UNDERWRITING

BofA Securities, Inc. and Morgan Stanley & Co. LLC are acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Class A common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Morgan Stanley & Co. LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $                and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and certain of our other existing security holders have agreed not to sell or transfer any Class A common stock or securities convertible into, exchangeable for, exercisable for, or repayable with Class A common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and Morgan Stanley & Co. LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any Class A common stock,

•	sell any option or contract to purchase any Class A common stock,

•	purchase any option or contract to sell any Class A common stock,

•	grant any option, right or warrant for the sale of any Class A common stock,

•	lend or otherwise dispose of or transfer any Class A common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the Class A common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A common stock. It also applies to Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Nasdaq Global Market Listing

We expect the shares to be approved for listing on the Nasdaq Global Market, subject to notice of issuance, under the symbol “                .”

Before this offering, there has been no public market for our Class A common stock. The public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall require the Issuer or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State (other than a Relevant State where there is a Permitted Public Offer) who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the Representatives has been obtained to each such proposed offer or resale.

The Company, the Underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

References to the Prospectus Regulation includes, in relation to the UK, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The common stock has not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The common stock has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the common stock was not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the [Securities] pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for us by Jones Day, Atlanta, Georgia. McDermott Will & Emery LLP, Menlo Park, California is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Guardian Pharmacy, LLC and subsidiaries as of and for the year ended December 31, 2018, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our Class A common stock. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. You can find further information about us in the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may inspect these reports and other information without charge at the SEC’s website (http://www.sec.gov).

Upon the completion of the offering, we will become subject to the informational requirements of the Exchange Act, as amended, and will be required to file periodic current reports, proxy statements and other information with the SEC. You will be able to inspect this material without charge at the SEC’s website.

In addition, following the completion of this offering, we will make the information filed with or furnished to the SEC available free of charge through our website at www.guardianpharmacy.net as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this prospectus.

GUARDIAN PHARMACY, LLC AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Managers of Guardian Pharmacy, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Guardian Pharmacy, LLC and subsidiaries (the Company) as of December 31, 2018, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2016.

Atlanta, Georgia

February 13, 2020

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Balance Sheet

(In Thousands)

December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$2,252
Trade accounts receivable, net of allowance for doubtful accounts of $4,256	44,907
Rebates receivable	2,748
Inventories	27,539
Prepaid expenses and other current assets	3,784

Total current assets	81,230

Property and equipment, net	27,981
Goodwill	47,824
Customer lists, net	19,640
Other intangible assets, net	4,177
Other assets	953

Total assets	$181,805

Liabilities and equity
Current liabilities:
Accounts payable	$47,527
Cash book overdraft	656
Accrued compensation	7,681
Other accrued liabilities	5,067
Notes payable, current portion	1,984
Capital leases, current portion	2,353

Total current liabilities	65,268

Notes payable, net of current portion	36,372
Deferred compensation liability, net of current portion	525
Other liabilities	9,285
Capital leases, net of current portion	2,348

Total liabilities	113,798

Commitments and contingencies (see Note 9)
Equity:
Members’ equity	34,031
Members’ preferred return	8,500
Accumulated other comprehensive loss	(386)

Total Guardian Pharmacy, LLC equity	42,145

Non-controlling interest	25,862

Total equity	68,007

Total liabilities and equity	$181,805

See accompanying notes to consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statement of Income

(In Thousands, except share and per share data)

Year Ended December 31, 2018
Revenues	$600,365
Cost of goods sold	477,331

Gross profit	123,034

Operating expenses:
Selling, general, and administrative	87,845
Acquisition related and other expenses	203
Depreciation and amortization	9,055

Total operating expenses	97,103

Operating income	25,931

Other expense:
Interest expense	1,900
Other expense, net	760

Total other expense	2,660

Net income	23,271
Less net income attributable to non-controlling interest	(8,593)

Net income attributable to Guardian Pharmacy, LLC	$14,678

Pro forma net income and per share information (unaudited):
Pro forma provision for income taxes

Pro forma net income

Pro forma basic and diluted net income per share

Pro forma weighted average shares outstanding-basic and diluted

See accompanying notes to consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Thousands)

Year Ended December 31, 2018
Net income	$23,271
Other comprehensive income:
Unrealized loss on cash flow hedge	(413)

Total other comprehensive loss	(413)

Comprehensive income	22,858
Comprehensive income attributable to non-controlling interest	(8,593)

Comprehensive income attributable to Guardian Pharmacy, LLC	$14,265

See accompanying notes to consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statement of Changes in Equity

(In Thousands)

	Members’ Equity	Members’ Preferred Return	Non-Controlling Interest	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance, December 31, 2017	$44,111	$11,708	$23,657	$27	$79,503
Contributions	—	—	2,192	—	2,192
Net income	13,065	1,613	8,593	—	23,271
Other comprehensive income:
Unrealized loss on cash flow hedge	—	—	—	(413)	(413)
Distributions of unrecovered capital	(20,500)	—	—	—	(20,500)
Distributions of members’ preferred return	—	(5,081)	—	—	(5,081)
Distributions	(2,413)	—	(8,552)	—	(10,965)
Other	(232)	260	(28)	—	—

Balance, December 31, 2018	$34,031	$8,500	$25,862	(386)	$68,007

See accompanying notes to consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statement of Cash Flows

(In Thousands)

Year Ended December 31, 2018
Operating activities
Net income	$23,271
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,134
Amortization of deferred financing fees	78
Gain on disposition of business	(411)
Non-cash compensation cost	5,978
Provision for losses on trade accounts receivable	3,007
Fair value adjustment of contingent consideration	155
Loss on extinguishment of debt	167
Other	(49)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(9,455)
Rebates receivable	670
Inventories	475
Cash book overdraft	(3,235)
Prepaid expenses and other current assets	(1,169)
Deferred compensation	(2,035)
Accounts payable	9,049
Accrued compensation	1,467
Other accrued liabilities	2,578

Net cash provided by operating activities	43,675

Investing activities
Purchases of property and equipment	(10,008)
Proceeds from disposition of property and equipment	70
Proceeds from disposition of business	641
Contributions to equity investment	(362)
Proceeds from note receivable	235
Payment for acquisitions	(11,325)

Net cash used in investing activities	(20,749)

Financing activities
Borrowings from notes payable	40,000
Repayment of notes payable	(17,885)
Borrowings from line of credit	47,000
Repayment of line of credit	(50,500)
Principal payments on capital lease obligations	(2,589)
Fees paid related to financing activities	(438)
Contributions from non-controlling interests	2,192
Distributions to non-controlling interests	(8,552)
Distributions of unrecovered capital	(20,500)
Payments related to acquisitions	(2,309)
Preferred return distributions	(5,081)
Member distributions	(2,413)

Net cash used in financing activities	(21,075)

Net change in cash and cash equivalents	1,851
Cash and cash equivalents, beginning of year	401

Cash and cash equivalents, end of year	2,252

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$1,826

Supplemental disclosure of non-cash investing and financing activities
Purchases of property and equipment through capital leases	$2,160

See accompanying notes to consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

December 31, 2018

1. Description of Business and Significant Accounting Policies

Business

Guardian Pharmacy, LLC (“Guardian”), an Indiana limited liability company, was formed on July 21, 2003. Guardian Pharmacy, LLC and its subsidiaries (collectively, the “Company”) is a leading long-term care pharmacy services company that facilitates the full lifecycle of pharmacy administration and associated consultative services for residents of long-term health care facilities. At December 31, 2018, the Company owned pharmacies operating in 17 states as follows: Alabama, Arizona, California, Florida, Georgia, Indiana, Iowa, Maine, Minnesota, Missouri, North Carolina, Oklahoma, South Carolina, Tennessee, Texas, Virginia, and Wisconsin.

All long-lived assets were held in the United States as of December 31, 2018. All revenues were generated in the United States during the year ended December 31, 2018.

Principles of Consolidation

The Consolidated Financial Statements are prepared in conformity with the generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The Consolidated Financial Statements of the Company include the consolidated accounts of Guardian and its consolidated subsidiaries, which include majority-owned subsidiaries in which the Company has control and its wholly-owned subsidiaries. All intercompany transactions and accounts have been eliminated. Results of operations of the Company’s majority and wholly-owned subsidiaries have been included from the date of acquisition.

Significant Accounting Policies

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP required management to make estimates and assumptions that affect the reported amounts in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

Fair Value

The Company utilizes the three-level valuation hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy consist of the following:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•

Level 2 - Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1. Description of Business and Significant Accounting Policies (continued)

•

Level 3 - Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs that market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short maturity of these instruments. The Company estimates that the carrying amount of debt approximates fair value due to the fluctuation of variable interest rates with market movement.

The following table summarizes the valuation at fair value of financial instruments measured on the Company’s Consolidated Balance Sheet:

	Level 1	Level 2	Level 3
December 31, 2018
Liabilities:
Interest rate swap(1)	$—	$386	$—
Contingent consideration payable(2)	—	—	720

Fair value of financial instruments	$—	$386	$720

(1)

The interest rate swap was measured using widely accepted valuation techniques. This analysis reflects the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs that include interest rate curves.

(2)

The fair value measurement of the contingent consideration obligations arising from acquisitions is based upon Level 3 inputs including, in part, the estimate of future cash flows based upon the likelihood of achieving the various earn-out criteria. Changes in the fair value of the contingent consideration obligations are recorded in Acquisition related and other expenses.

The following table provides a reconciliation of the activity for the Level 3 contingent consideration fair value measurements during the year ended December 31, 2018:

Balance at December 31, 2017	$900
Current year acquisitions	720
Fair value adjustment	155
Payments	(1,055)

Balance at December 31, 2018	$720

Cash and Cash Equivalents

Cash consists primarily of demand deposits held with financial institutions. The Company considers all highly liquid investments purchased with an original maturity of three months or less when purchased to be cash equivalents for financial statement presentation.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1. Description of Business and Significant Accounting Policies (continued)

Trade Accounts Receivable

Trade accounts receivable balance primarily includes amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies, governmental agencies, and long-term care facilities) and private pay customers. Trade accounts receivable are stated at cost less an allowance for doubtful accounts, the net of which approximates fair value.

Allowance for Doubtful Accounts

Collection of trade accounts receivable from customers is the Company’s primary source of operating cash flow and is critical to the operating performance and the financial condition of the Company. The primary collection risk relates to facility and individual customers, as billings to these customers can be complex and may lead to payment disputes or delays. The Company establishes an allowance for trade accounts receivable considered to be at increased risk of becoming uncollectible to reduce the carrying value of such receivables to their estimated net realizable value.

When establishing this allowance for doubtful accounts the Company considers such factors as historical collection experience (i.e., payment history and credit losses) and creditworthiness, specifically identified credit risks, aging of accounts receivable, current and expected economic conditions, and other relevant factors. The allowance for doubtful accounts is regularly reviewed for appropriateness. Judgment is used to assess the collectability of account balances and the economic ability of customers to pay. At such time as a balance is definitively deemed to be uncollectible, the balance is written off against the allowance for doubtful accounts. As of December 31, 2018, the allowance for doubtful accounts was $4,256.

The table below outlines the activity for the Allowance for doubtful accounts for the year ended December 31, 2018:

	Balance at beginning of year	Additions	Deductions	Balance at end of year
Allowance for doubtful accounts	$2,845	$3,443	$2,032	$4,256

Rebates

The Company receives rebates, discounts and other price concessions relating to purchases from its suppliers and vendors. The Company estimates rebates earned and the associated receivable from pharmaceutical wholesalers and manufacturers, group purchasing organizations (“GPOs”) and vendors, based on estimates of qualifying prescriptions dispensed and the key products purchased and sold. The receivable is recognized at the end of the period in the Consolidated Financial Statements as a current receivable and a reduction to Cost of goods sold and Inventories as appropriate.

Inventories

Inventories consist primarily of purchased pharmaceuticals held for sale to customers. Inventories are recorded at the lower of cost (first-in, first-out method) or net realizable value. Physical inventory counts are taken quarterly and used to validate the inventory balances on hand to ensure the amounts reflected in the

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1. Description of Business and Significant Accounting Policies (continued)

accompanying consolidated financial statements are properly stated. Costs include the purchase price of pharmaceuticals, which is reduced for rebates earned associated with inventory remaining at the end of each period, and overhead. There is no significant obsolescence reserve recorded since the Company has not experienced (nor does it expect to experience) significant levels of inventory obsolescence write-offs due to the ability to return unused drugs for credit.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation. See the Property and Equipment Note for more information.

Capital Leases

Leases that transfer substantially all the benefits and risks of ownership of property to the Company or otherwise meet the criteria for capitalization are accounted for as capital leases. Assets acquired under capital leases are recorded as property and equipment, and amounts due under capital leases are recorded as liabilities, including long-term obligations to reflect their purchase and financing. Depreciation of assets recorded under capital leases is provided on a straight-line basis over the term of the obligation, and is reported in the Consolidated Statement of Income with either Cost of goods sold or Depreciation and amortization as determined by the nature of the asset. See the Lease Obligations Note for more information.

Impairment of Long-Lived Assets

The Company’s long-lived assets consist of property and equipment, as well as intangible assets with definite lives. Intangible assets with definite lives primarily include customer lists and trademarks that are recognized as a result of acquisitions. Long-lived assets are reviewed for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

The Company groups and evaluates long-lived assets for impairment at the lowest level at which individual cash flows can be identified whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If indicators of impairment are present, the Company first compares the carrying amount of the asset group to the estimated future cash flows associated with the asset group (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the asset group’s fair value. If required, an impairment loss is recorded for the portion of the asset group’s carrying value that exceeds the asset group’s fair value. The Company concluded there was no impairment during the year ended December 31, 2018.

Goodwill

Goodwill is the excess of the consideration transfered over the fair value of identifiable net assets acquired in business combinations accounted for under the acquisition method of accounting. The Company does not amortize goodwill. The Company tests its goodwill annually during the fourth quarter of its fiscal year or when events and circumstances indicate that impairment may have occurred. The Company early adopted Accounting Standards Update (“ASU”) 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment as of October 1, 2017. ASC 2017-04 simplified the accounting for goodwill

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1. Description of Business and Significant Accounting Policies (continued)

impairment for all entities by requiring impairment charge to be based on the difference between the carrying amount of the reporting unit and its fair value. The standard eliminated the earlier requirement to calculate a goodwill impairment charge using the two-step model. Impairment testing of goodwill is required at the reporting unit level (operating segment or one level below operating segment). Prior to performing the impairment test, the Company may make a qualitative assessment of the likelihood of goodwill impairment in order to determine whether a detailed quantitative analysis is required. The Company’s annual impairment testing date is October 1.

No impairment of goodwill resulted from the Company’s annual impairment testing in 2018. Refer to the Goodwill and Other Intangible Assets Note for more information.

Customer Lists and Other Intangible Assets

The Company’s intangible assets with definite lives primarily include trademarks and customer lists. Intangible assets are stated at fair value less accumulated amortization. These assets are amortized using a straight-line method over periods ranging from one to twenty years given the pattern of economic benefit cannot be reliably determined. The Company considers the period of expected cash flows and underlying data to measure fair value when determining their useful lives.

Contingent Consideration

In those circumstances where an acquisition involves a contingent consideration arrangement, the Company recognizes a liability as of the acquisition date equal to the fair value of expected contingent payments. This liability is remeasured each reporting period and changes in the fair value are reported with Acquisition related and other expenses in the Consolidated Statement of Income. Increases or decreases in the fair value of the contingent consideration liability can result from changes in discount periods and rates, as well as changes in the timing and amount of revenue estimates or in the timing or likelihood of achieving certain revenue or other targets. Payments in excess of the acquisition date fair value are reflected within the operating activities in the Consolidated Statement of Cash Flows.

The liability for contingent payments was $720 as of December 31, 2018 and is reported with Other accrued liabilities on the accompanying Consolidated Balance Sheet.

Contingent consideration supplements the consideration initially paid to the former owners of the acquired pharmacies. All contingent consideration is tied to the ownership interests of the former owners of the acquired pharmacies and is not contingent upon any future employment of the former owners with the Company. Any former owners who become employees of the Company receive a separate compensation package related to their employment services, which the Company believes is reflective of market compensation for such employees.

The terms of the contingent consideration may include certain provisions that the Company contribute additional capital in order to fund payment of the contingent payment when earned. These provisions may also require the Company to issue additional equity in its subsidiaries to non-controlling interest members in order to avoid dilution of their ownership upon payment of contingent obligations.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1. Description of Business and Significant Accounting Policies (continued)

Loss Contingencies

The Company may become involved in legal proceedings and other matters that may result in loss contingencies. A liability is established for such matters when it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company had no contingent losses accrued as of December 31, 2018.

Revenue Recognition

The Company recognizes revenue when the following four basic criteria have been met: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured, and (iv) products are delivered or services are rendered or provided to the customer and the customer takes ownership and assumes the risk of loss.

A significant portion of the Company’s revenues from sales of pharmaceutical and medical products is subject to reimbursement by the federal Medicare Part D and B program and state Medicaid programs. The total net sales and receivables reported in the Company’s financial statements are recorded at the amount expected to be ultimately received from these payors. Billing functions for a portion of the Company’s revenue systems are largely computerized, enabling online adjudication (i.e., submitting charges to Medicare Part D, Medicaid, or other third-party payors electronically, with simultaneous feedback of the amount to be received) at the time of sale to record revenues.

Patient co-payments associated with state Medicaid programs, Medicare Part D, and third-party payors are billed to the patient as part of the Company’s normal billing procedures. Additionally, the Company bills certain long term care facilities for the sale of pharmaceuticals. The billings are subject to the Company’s normal accounts receivable collections procedures.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and trade accounts receivable.

Credit risk is generally diversified due to the number of entities comprising the customer base. At times, cash balances at financial institutions are in excess of Federal Deposit Insurance Corporation (“FDIC”) insurance coverage. FDIC insurance covers all deposit accounts, including checking and savings accounts, money market deposit accounts, and certificates of deposit, up to $250 per depositor, per insured bank, for each account ownership category. The Company believes it mitigates any risks by depositing cash with major financial institutions.

The Company generally does not require collateral from its customers in connection with the extension of credit in the form of accounts receivable balances. The Company establishes allowances for doubtful accounts based on various factors, including historical credit losses and specifically identified credit risks. Management regularly reviews the allowances for doubtful accounts for appropriateness. For the year ended December 31, 2018, no single customer accounted for 10% or more of the Company’s revenues.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1. Description of Business and Significant Accounting Policies (continued)

Approximately 69% of Guardian’s pharmacy services billings during the year ended December 31, 2018 were directly reimbursed by government-sponsored programs, including federal Medicare Part D; state Medicaid programs; and Medicare Part B. The remainder of Guardian’s billings was paid or reimbursed by individual residents or their responsible parties (private pay), facilities, and other third-party payors, including private insurers. A portion of these revenues also is indirectly dependent on government programs.

The table below represents the Company’s approximate payor mix (as a percentage of annual revenues) for the year ended December 31:

2018
Private pay, third party, and facilities	31%
Federal Medicare programs (Part D and Part B)	62%
State Medicaid programs	7%

100%

Delivery Expenses

The Company incurred expenses totaling approximately $24,378 for the year ended December 31, 2018 to deliver products sold to its customers. Delivery expenses are reported with Cost of goods sold in the Consolidated Statement of Income.

Advertising and Marketing Expenses

The Company incurred expenses totaling approximately $2,441 for the year ended December 31, 2018 related to advertising and marketing expense. Advertising and marketing expenses are expensed as incurred and are reported with Selling, general, and administrative expenses in the Consolidated Statement of Income.

Share-based Compensation

The Company records compensation costs related to the vesting and changes in value of liability-based awards in its Consolidated Statement of Income. See the Share-based Compensation Note for further information.

Members’ Equity (all numbers presented as whole numbers)

Guardian has two classes of members: preferred and common. Generally, 1.0 preferred unit was issued for each $1,000 of capital contributed to the Company prior to March 1, 2007, and 0.8338 preferred units were issued for each $1,000 of capital contributed to the Company from March 1, 2007 to February 28, 2011. Subsequent to February 28, 2011, 0.5087 preferred units were issued for each $1,000 contributed to the Company. In addition, preferred unit holders are entitled to a preferred return of 6% annually on their unrecovered capital balance. Net income and distributions are allocated to the preferred return first. In the case of certain events, the preferred units may be converted into common units on a one-to-one basis. Additionally, common units in the Company may be issued in exchange for minority interests owned in subsidiary.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1. Description of Business and Significant Accounting Policies (continued)

As of December 31, 2018, there were 27,407 (issued in the amount of $31,645,099) Series A Preferred Units issued and outstanding. As of December 31, 2018, there were 5,048 (issued in the amount of $9,000,000) Series B Preferred Units issued and outstanding. In general, Series B Preferred has distribution priority over Series A Preferred. Guardian made distributions of unrecovered capital of $20,500,000 during the year ended December 31, 2018. During 2019, we completed the return of unrecovered capital of $20,145,099 to preferred and common unit holders.

Income Taxes

The Company is organized as a limited liability company that is treated as a partnership for U.S. federal and state income tax purposes in most jurisdictions. Partnerships generally do not pay income tax, nor recognize income tax expenses, but pass their taxable attributes to the partners who pay income tax at the partner level. Therefore, no provision for income taxes has been made in the Consolidated Financial Statements.

Interest Rate Swap

The Company uses a financial-based derivative contract to manage exposure to interest rate risks. U.S. GAAP requires companies to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. As such, the fair value of the derivative instrument of the Company is reported within Other accrued liabilities on the accompanying Consolidated Balance Sheet. For this derivative instrument, designated as a cash-flow hedge, the effective portion of the gains or losses of the derivative is reported within Accumulated other comprehensive (loss) gain on the accompanying Consolidated Balance Sheet until the hedge transaction is recognized in earnings. As of December 31, 2018, the Company does not expect any material gain/loss to be reclassed to earnings in the next twelve months.

Debt Issuance Costs

Debt issuance costs are amortized to interest expense, using the effective interest method, based on forecasted principal payments, over the estimated life of the related debt instrument. The Company presents debt issuance costs related to notes payable as a direct reduction of notes payable on the Consolidated Balance Sheet. Debt issuance costs related to the line of credit are presented as prepaid expense in accordance with ASU 2015-15, Interest – Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker and is used in resource allocation and performance assessments. Our chief operating decision maker regularly reviews discrete information for our individual pharmacies. Management believes the nature of the products and services are similar, the payors for the products and services are common among the operating segments and all segments operate consistently within the healthcare regulatory environment. In addition, based on the assessment of historical and current operating performance, the operating segments are economically similar. Accordingly, management has aggregated the operating segments into one reporting segment.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1. Description of Business and Significant Accounting Policies (continued)

New Accounting Pronouncements

The following tables provides a brief description of recent accounting pronouncements that has had or could have a material impact on the Company’s Consolidated Financial Statements:

New Accounting Standards Adopted

ASU Number and Name	Description	Date of Adoption	Effect on the financial statements upon adoption
2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment	This standard simplifies the accounting for goodwill impairment by removing the requirement to calculate the implied fair value. Instead, it requires that an entity records an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. Transition method: prospective.	January 1, 2020. Early adoption is permitted as of January 1, 2017.	The Company early adopted on October 1, 2017 with no impact on the Consolidated Financial Statements.

2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business	The standard requires an entity to first evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, and if that threshold is met, the set is not a business. As a second step, to be considered a business at least one substantive process should exist. The revised definition of a business will reduce the number of transactions that are accounted for as business combinations. Transition method: prospective.	January 1, 2019. Early adoption is permitted	The Company early adopted on April 1, 2018 with no impact on the Consolidated Financial Statements.

2016-05, Derivatives and Hedging (Topic 815) — Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships	The standard clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument does not require de-designation of that hedging relationship provided that all other hedge accounting criteria continue to be met. Transition method: prospective or a modified retrospective basis.	January 1, 2018.	The Company adopted on January 1, 2018 with no impact on the Consolidated Financial Statements.

2016-15, Statement of Cash Flows (Topic 230): Classification of certain cash receipts and cash payments	The standard clarifies how certain cash receipts and payments should be classified on the statement of cash flows. Transition method: retrospective.	January 1, 2019.	The Company adopted the standard and did not have a material impact on its Consolidated Financial Statements.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1. Description of Business and Significant Accounting Policies (continued)

New Accounting Standards Not Yet Effective

ASU Number and Name	Description	Date of Adoption	Effect on the financial statements upon adoption
2014-09, 2015-14, 2016-08, 2016-10, 2016-12, 2016-20, 2017-10, 2017-13, Revenue from Contracts with Customers (Topic 606)	The Revenue from Contracts with Customers standard provides a single and comprehensive revenue recognition model for all contracts with customers to improve comparability. The standard contains principles to determine the measurement and timing of revenue recognition. The standard requires an entity to recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The amendments to the standard provide further clarification on contract revenue recognition specifically related to the implementation of the principal versus agent evaluation, the identification of performance obligations, clarification on accounting for licenses of intellectual property, and allows for the election to account for shipping and handling activities performed after control of a good has been transferred to the customer as a fulfillment cost. Transition method: a full retrospective or modified retrospective approach.	January 1, 2019 (deferred by ASU No. 2015-14). Earlier application is permitted only as of January 1, 2017.	The Company has completed its evaluation of adopting the standard, which did not have a material impact on the Consolidated Financial Statements.

2017-12, Derivatives and Hedging (Topic 815): Targeted improvements to Accounting for Hedging Activities	The standard updates the hedge accounting model to expand the ability to hedge nonfinancial and financial risk components, reduce complexity, and ease certain documentation and assessment requirements. When facts and circumstances are the same as at the previous quantitative test, a subsequent quantitative effectiveness test is not required. The standard also eliminates the requirement to	January 1, 2020.	The Company will adopt the standard on January 1, 2020 and does not expect a material impact on its Consolidated Financial Statements.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1. Description of Business and Significant Accounting Policies (continued)

New Accounting Standards Not Yet Effective

ASU Number and Name	Description	Date of Adoption	Effect on the financial statements upon adoption
separately measure and report hedge ineffectiveness. For cash flow hedges, this means that the entire change in the fair value of a hedging instrument will be recorded in other comprehensive income and amounts deferred will be reclassified to earnings in the same income statement line as the hedged item. Transition method: modified retrospective with the cumulative effect adjustments recorded to the opening balance of retained earnings as of the initial application date. Prospective for presentation and disclosures.

2016-02, 2018-01 Leases (Topic 842)	This standard and its subsequent corresponding updates require lessees to recognize assets and liabilities for most leases but recognize expenses in a manner similar to today’s accounting. For lessors, the guidance modifies the lease classification criteria and the accounting for sales-type and direct financing leases. The guidance also eliminates today’s real estate-specific provisions. The Financial Accounting Standards Board (“FASB”) amended the standard to give another option for transition. The proposed transition method would allow entities to not apply the new lease standard in the comparative periods presented in their financial statements in the year of adoption. Under the proposed transition method, the entity would apply the transition provisions on January 1, 2020 (i.e., the effective date). At transition, lesses and lessors are permitted to make an election to apply a package of practical expedients that allow them not to reassess: (1) whether any expired or existing	January 1, 2021. Early adoption is permitted.	The Company will adopt the standard on January 1, 2020; the primary expected impact as of the effective date is the recognition of $18 million of lease liabilities and the corresponding right of use assets for contracts that contain an operating lease and for which the Company is the lessee.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1. Description of Business and Significant Accounting Policies (continued)

New Accounting Standards Not Yet Effective

ASU Number and Name	Description	Date of Adoption	Effect on the financial statements upon adoption
contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) whether initial direct costs for any expired or existing leases qualify for capitalization under ASC 842. These three practical expedients must be elected as a package and must be consistently applied to all leases. Furthermore, entities are also permitted to make an election to use hindsight when determining lease term and lessees can elect to use hindsight when assessing the impairment of right-of-use assets. Transition method: modified retrospective approach with certain practical expedients.

2016-13, 2018-19, 2019-04, 2019-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments	ASU 2016-13 and its subsequent corresponding updates will update the impairment model for financial assets measured at amortized cost. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowance for losses. For available-for-sale debt securities with unrealized losses, entities will measure credit losses as it is done today, except that the losses will be recognized as an allowance rather than a reduction in the amortized cost of the securities. These are various transition methods available upon adoption.	January 1, 2021	The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

2. Property and Equipment

Property and equipment are depreciated on a straight-line basis over the period of their estimated useful lives. As of December 31, 2018, the estimated useful lives of the Company’s assets are as follows:

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

2. Property and Equipment (continued)

Pharmacy and lab equipment	5–7 years
Automobiles	3 years
Computer equipment and software	3 years
Leasehold improvements	Lesser of useful life or lease term
Furniture, fixtures, and office equipment	5 years

Property and equipment as of December 31, consisted of the following:

2018
Pharmacy and lab equipment	$30,945
Automobiles	8,370
Computer equipment and software	10,028
Leasehold improvements	5,879
Furniture, fixtures, and office equipment	4,344

59,566
Less accumulated depreciation	(31,585)

Property and equipment, net	$27,981

Depreciation expense for the year ended December 31, 2018 was $9,263. Depreciation of assets is reported as either Cost of goods sold or Depreciation and amortization expense, determined by the nature of the asset, in the Consolidated Statement of Income.

3. Acquisitions

The Company’s business model involves acquiring institutional pharmacies servicing long-term care facilities and their residents as well as residents in other care settings. The Company’s strategy has included the acquisition of freestanding institutional pharmacy businesses as well as other assets, generally insignificant in size, which have been combined with existing pharmacy operations to augment internal growth.

The values of the identifiable intangible assets were based on the Company’s best estimate of the fair value of such assets. The Company uses an independent valuation specialist to assist in determining the fair value of the identified intangible assets.

On April 1, 2018, the Company formed Guardian Pharmacy of Madison, LLC and acquired 85% of the interest in Mike Flint Enterprises, Inc. (d/b/a Mallatt’s Homecare Pharmacy), a long-term care pharmacy serving the Wisconsin market (the “Wisconsin Acquisition”). The Wisconsin Acquisition extended the Company’s operations into this market.

The following table summarizes the fair value of consideration for the Wisconsin Acquisition:

Total cash consideration transferred, closing	$5,050
Total cash consideration transferred, deferred	842

Total estimated consideration	$5,892

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

3. Acquisitions (continued)

On October 1, 2018, Guardian Pharmacy of Madison, LLC acquired 100% of Prescriptions Plus, LLC a long-term care pharmacy also servicing the Wisconsin market, from Good Value Pharmacy, LLC (the “Second Wisconsin Acquisition”). The Second Wisconsin Acquisition expanded the Company’s operation in Wisconsin.

The following table summarizes the fair value of consideration for the Second Wisconsin Acquisition:

Total cash consideration transferred, closing	$6,275
Total cash consideration transferred, deferred	412
Contingent consideration	720

Total estimated consideration	$7,407

The contingent consideration arrangement requires the Company to pay the former owners of Prescriptions Plus, LLC (i) up to $1,275 if certain revenue targets are met over a period of six months and (ii) up to $600 if certain per unit labor cost targets are met over a six months period. The fair value of the contingent consideration arrangement at the acquisition date was $720. Subsequently, we settled the contingent consideration arrangement for $1,823 subsequent to December 31, 2018.

The excess of the cost of the Company’s acquisitions, over the net amounts assigned to the fair value of the assets acquired and the liabilities assumed, is recorded as goodwill. The amount of goodwill reflects the expected synergies from the acquisition.

Based on the Company’s estimation of fair value, the following is a summary of the net assets acquired:

	2018 Acquisitions
	Wisconsin Acquisition	Second Wisconsin Acquisition
Total estimated consideration	$5,892	$7,407
Net assets acquired:
Rebate receivable	20	—
Inventory	842	862
Property and equipment	224	378
Customer list	2,195	2,924
Other identifiable intangible assets	50	118

Total net assets acquired	3,331	4,282

Goodwill	$2,561	$3,125

The customer lists are being amortized over ten years on a straight-line basis. The other intangible assets include non-compete agreements and trademarks and are being amortized over one year and five years, on a straight-line basis. The Company has included net assets and the results of operations for the acquisitions in the Company’s Consolidated Financial Statements as of and from their respective acquisition dates.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

3. Acquisitions (continued)

On July 1, 2019, Guardian Pharmacy of Grand Rapids, LLC, acquired 80% of the interest in TruCare, LLC, a long-term care pharmacy serving the Michigan market (the “Michigan Acquisition”). The Michigan Acquisition extended the Company’s operation into the market.

The following table summarizes the fair value of the consideration for the Michigan Acquisition:

Total cash consideration transferred, closing	$1,760
Total cash consideration transferred, deferred	475
Contingent consideration	580

Total estimated consideration	$2,815

The contingent consideration arrangement requires the Company to pay $960 of additional consideration to the former owners of TruCare, LLC if certain gross product margin targets are met over the four-year period. The fair value of the contingent consideration arrangement at the acquisition date was $580.

The fair value of the twenty percent non-controlling interest in Guardian Pharmacy of Grand Rapids, LLC is estimated to be $556. The fair value of the non-controlling interest was estimated using a combination of the income approach and a market approach.

The excess of the cost of the Company’s acquisitions, over the net amounts assigned to the fair value of the assets acquired and the liabilities assumed, is recorded as goodwill. The amount of goodwill reflects the expected synergies from the acquisition.

Based on the Company’s estimation of fair value, the following is a summary of the net assets acquired:

Michigan Acquisition
Total estimated consideration	$2,815
Net assets acquired:
Inventory	433
Property and equipment	136
Customer list	1,674
Other identifiable intangible assets	8
Non-controlling interest equity	(556)

Total net assets acquired	1,695

Goodwill	$1,120

On February 1, 2020, the Company acquired a 100% ownership interest in in Atkinson’s Mart (“Atkinson’s”), a long-term care pharmacy serving the Jacksonville market. The Company paid $1,450 at closing, subject to certain adjustments related to the acquisition agreement. The assets and liabilities will be recorded at fair value as valuations are completed and information necessary to complete the analysis is obtained, but no later than one year from the acquisition date.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

4. Goodwill and Other Intangible Assets

Intangible assets consist of goodwill, customer lists, trademarks and non-compete agreements. In the fourth quarter of 2018, the Company performed a qualitative assessment of the likelihood of goodwill impairment and concluded that it is not more likely than not that the fair value of the reporting units is less than its carrying amount. The two-step impairment test was not performed. Refer to the Nature of Business and Summary of Significant Accounting Policies – Goodwill Note for a description of the accounting for goodwill. No significant events or conditions were noted during the fourth quarter of 2018 that would have affected the conclusions of the Company’s annual assessment.

A summary of the change in the carrying amount of goodwill for the year ended December 31, 2018 is as follows:

Balance as of December 31, 2017	42,369
Acquisitions	5,686
Other	(231)

Balance as of December 31, 2018	$47,824

Other intangible assets consist primarily of customer lists and trademarks related to the businesses acquired. Customer lists, trademarks, and other intangible assets are amortized on a straight-line basis over the period of their estimated useful lives.

Customer lists	4 to 10 years
Trademarks and other intangible assets	1 to 20 years

The carrying amount and accumulated amortization of the customer lists, trademarks, and other intangible assets as of December 31, are as follows:

	2018
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer lists	$35,906	$(16,266)	$19,640
Other intangible assets:
Trademarks	6,613	(2,556)	4,057
Noncompete agreements	161	(41)	120

Total other intangible assets	6,774	(2,597)	4,177

Total customer lists and other intangible assets	$42,680	$(18,863)	$23,817

Amortization expense related to finite-lived intangible assets for the year ended December 31, 2018 was $3,871.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

4. Goodwill and Other Intangible Assets (continued)

The estimated amortization expense for the next five years ending December 31 and thereafter is as follows:

2019	$4,186
2020	4,061
2021	3,042
2022	2,749
2023	2,353
Thereafter	7,426

Total	$23,817

5. Line of Credit

On April 23, 2018, the Company entered into the Third Amended and Restated Loan and Security Agreement (“2018 Amendment”) as an amendment of the Second Amended and Restated Loan and Security Agreement. The 2018 Amendment increased the borrowing capacity of the line of credit from $15,000 to $20,000. The line of credit bears an interest rate equal to the annual rate of the London Interbank Offered Rate (LIBOR) plus an additional rate that varies between 2.00% to 2.75% based on certain financial ratios maintained by the Company. At December 31, 2018, LIBOR was 2.458% and the additional variable rate was 2.00%. The Company had $0 outstanding on the line of credit as of December 31, 2018. The loan and security agreement is subject to certain financial and non-financial covenants and is collateralized by substantially all of the assets of the Company. We were in compliance with the covenants in our financing agreements at December 31, 2018. The line of credit matures on April 23, 2023.

6. Notes Payable

As of December 31, long-term debt consisted of the following:

2018
Term loan	$38,500
Deferred financing costs, net	(166)
Other notes payable	22

Total notes payable	38,356
Less current portion	(1,984)

Notes payable, net of current portion	$36,372

The 2018 Amendment also increased the term loan from $22,200 to $40,000. The term loan is payable in 20 quarterly installments, bearing interest at one-month LIBOR plus 2% at December 31, 2018 and matures on April 23, 2023. The term loan is subject to financial and non-financial covenants and is collateralized by substantially all of the assets of the Company. We were in compliance with the covenants in our financing agreements at December 31, 2018.

The Company incurred debt issuance costs of $440 related to the 2018 Amendment, which are being amortized to interest expense over each of the loan periods using an effective interest method.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

6. Notes Payable (continued)

As of December 31, 2018, the total unamortized issuance costs were $333. Unamortized debt issuance costs related to the term loan of $166 are presented in notes payable in the Consolidated Balance Sheet as of December 31, 2018.

Interest expense related to Notes Payable was $1,477 for the year ended December 31, 2018.

As a result of the 2018 Amendment, the Company recorded a loss on extinguishment of debt of $167, which is recorded within Other expenses, net.

Future payment obligations for long-term debt are as follows for the years ending December 31:

2019	$2,007
2020	2,756
2021	3,006
2022	3,753
2023	27,000

Total	$38,522

7. Lease Obligations

Capital Leases

Amounts due under capital leases are reported as liabilities, while assets acquired under capital leases are reported within Property and equipment on the accompanying Consolidated Balance Sheet. Depreciation of assets recorded under capital leases is reported as either Cost of goods sold or Depreciation and amortization expense, determined by the nature of the asset, in the Consolidated Statement of Income.

The following is a summary of assets under capital leases as reported within Property and equipment by major classes as of December 31:

2018
Pharmacy equipment	$4,670
Automobiles	7,344
Computer equipment and software	67
Office equipment	52

12,133
Less accumulated depreciation	(7,406)

Total leased assets, net	$4,727

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

7. Lease Obligations (continued)

The following is a schedule by year of future minimum lease payments under capital leases together with the present value of the future minimum lease payments for the years ending December 31:

2019	$2,560
2020	1,678
2021	703
2022	87

Total minimum lease payments	5,028
Less lease payments representing interest expense	(327)

Present value of future minimum lease payments	4,701
Less current obligations under capital leases	(2,353)

Long-term capital lease obligations	$2,348

Operating Leases

The Company leases space for its headquarters and its pharmacy operating locations under operating leases. Certain of the Company’s leases contain provisions which allow the Company to renew the lease term. The Company’s operating leases do not contain any contingent rental payments.

Minimum future commitments under operating leases for the years ending December 31 are as follows:

2019	$5,722
2020	5,249
2021	4,971
2022	3,738
2023	2,380
Thereafter	2,645

Total	$24,705

The Company has entered into leases under which the Company is not required to pay rent while occupying the premises during certain months of the lease. Rent expense is recognized on a straight-line basis over the life of these leases.

Total rent expense under operating leases was $5,009 for the year ended December 31, 2018.

8. Retirement Plan

The Company sponsors a 401(k) plan for eligible employees. All full-time employees of the Company are eligible to participate in the plan after six months of employment with employer contributions vesting after two years of employment. The maximum matching percentage for the year ended December 31, 2018, was 3.5% of participant contributions. The Company made matching contributions for the year ended December 31, 2018, in the amount of $2,535.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

9. Commitments and Contingencies

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the disposition of these claims will not have a material adverse impact on the Company’s consolidated financial position or results of operations.

10. Share-based Compensation

Guardian and certain of its subsidiaries have a liability for awards in the form of Restricted Interest Units. These cash-settled awards are recorded as liabilities until payout is made or the award is forfeited. These units vest in their entirety on the third anniversary of their grant date. Vesting is subject to continued service. Compensation costs determined at the date of the awards are recognized ratably over the vesting period based on the value of the award. The value of the equity awards is remeasured and recognized in Other long-term liabilities in the accompanying Consolidated Balance Sheet at the end of each reporting period based on the change in calculated value of one share pursuant to the prescribed calculation contained in the Restricted Interest Purchase Agreements. The value of the award is primarily based on the historical performance of the Company. The liability and corresponding expense are adjusted accordingly until the award is settled. Vested Restricted Interest Units are typically repurchased by the Company upon termination of employment at the prescribed value.

For the year ended December 31, 2018, the Company recognized $5,978 of compensation costs related to these awards within selling, general, and administrative in the Consolidated Statement of Income. Cash settled awards for the year ended December 31, 2018 was immaterial.

11. Related-Party Transactions

The Company provides pharmaceutical related services to facilities owned or managed by related parties. Revenues and cost of goods sold attributed to these facilities were $15,139 and $12,036, respectively, for the year ended December 31, 2018. The accounts receivable balances attributable to these related parties was $724 as of December 31, 2018.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Balance Sheets

(In Thousands)

	December 31, 2018	September 30, 2019
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,252	$1,525
Trade accounts receivable, net of allowance for doubtful accounts of $4,256 and $3,955 as of December 31, 2018 and September 30, 2019, respectively	44,907	47,319
Rebates receivable	2,748	3,081
Inventories	27,539	31,347
Prepaid expenses and other current assets	3,784	2,956

Total current assets	81,230	86,228

Property and equipment, net	27,981	34,462
Goodwill	47,824	48,944
Customer lists, net	19,640	18,789
Other intangible assets, net	4,177	3,717
Other assets	953	527

Total assets	$181,805	$192,667

Liabilities and equity
Current liabilities:
Accounts payable	$47,527	$50,281
Cash book overdraft	656	4,441
Accrued compensation	7,681	10,595
Other accrued liabilities	5,067	5,206
Notes payable, current portion	1,984	2,478
Capital leases, current portion	2,353	2,905

Total current liabilities	65,268	75,906

Notes payable, net of current portion	36,372	34,401
Deferred compensation liability	525	525
Other liabilities	9,285	10,867
Capital leases, net of current portion	2,348	3,557

Total liabilities	113,798	125,256

Commitments and contingencies (see Note 6)
Equity:
Members’ equity	34,031	34,691
Members’ preferred return	8,500	5,885
Accumulated other comprehensive loss	(386)	(739)

Total Guardian Pharmacy, LLC equity	42,145	39,837

Non-controlling interest	25,862	27,574

Total equity	68,007	67,411

Total liabilities and equity	$181,805	$192,667

See accompanying notes to consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Income

(Unaudited, In Thousands, except share and per share data)

	Nine Months Ended September 30,
	2018	2019
Revenues	$439,308	$515,496
Cost of goods sold	348,132	409,856

Gross profit	91,176	105,640

Operating expenses:
Selling, general, and administrative	60,813	70,946
Acquisition related and other expenses	586	1,175
Depreciation and amortization	6,535	7,865

Total operating expenses	67,934	79,986

Operating income	23,242	25,654

Other expense:
Interest expense	1,318	1,709
Other expense, net	681	334

Total other expense	1,999	2,043

Net income	21,243	23,611
Less: net income attributable to non-controlling interest	(6,826)	(7,310)

Net income attributable to Guardian Pharmacy, LLC	$14,417	$16,301

Pro forma net income and per share information (unaudited):
Pro forma provision for income taxes

Pro forma net income

Pro forma basic and diluted net income per share

Pro forma weighted average shares outstanding – basic and diluted

See accompanying notes to consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Comprehensive Income

(Unaudited, In Thousands)

	Nine Months Ended September 30,
	2018	2019
Net income	$21,243	$23,611
Other comprehensive income:
Unrealized loss on cash flow hedge	(165)	(353)

Total other comprehensive loss	(165)	(353)

Comprehensive income	21,078	23,258
Comprehensive income attributable to non-controlling interest	(6,826)	(7,310)

Comprehensive income attributable to Guardian Pharmacy, LLC	$14,252	$15,948

See accompanying notes to consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Changes in Equity

(Unaudited, In Thousands)

	Members’ Equity	Members’ Preferred Return	Non-Controlling Interest	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance, December 31, 2017	$44,111	$11,708	$23,657	$27	$79,503
Contributions	—	—	2,012	—	2,012
Net income	13,109	1,308	6,826	—	21,243
Other comprehensive income:
Unrealized loss on cash flow hedge	—	—	—	(165)	(165)
Distributions of unrecovered capital	(20,500)	—	—	—	(20,500)
Distributions of members’ preferred return	—	(5,081)	—	—	(5,081)
Distributions	(2,413)	—	(5,832)	—	(8,245)
Other	—	6	(25)	—	(19)

Balance, September 30, 2018	$34,307	$7,941	$26,638	$(138)	$68,748

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Changes in Equity

(Unaudited, In Thousands)

	Members’ Equity	Members’ Preferred Return	Non-Controlling Interest	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance, December 31, 2018	$34,031	$8,500	$25,862	$(386)	$68,007
Contributions	—	—	688	—	688
Non-cash equity contributions	—	—	556	—	556
Net income	15,498	803	7,310	—	23,611
Other comprehensive income:
Unrealized loss on cash flow hedge	—	—	—	(353)	(353)
Distributions of unrecovered capital	(10,073)	—	—	—	(10,073)
Distributions of members’ preferred return	—	(3,418)	—	—	(3,418)
Distributions	(4,765)	—	(6,842)	—	(11,607)

Balance, September 30, 2019	$34,691	$5,885	$27,574	$(739)	$67,411

See accompanying notes to consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited, In Thousands)

	Nine Months Ended September 30,
	2018	2019
Operating activities
Net income	$21,243	$23,611
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,585	11,580
Amortization of deferred financing fees	58	57
Non-cash compensation cost	1,255	1,126
Provision for losses on trade accounts receivable	1,741	2,644
Fair value adjustment of contingent consideration	(16)	1,103
Loss on extinguishment of debt	167	—
Other	(48)	(58)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(4,977)	(4,867)
Rebates receivable	803	(333)
Inventories	267	(3,376)
Cash book overdrafts	(3,015)	3,785
Prepaid expenses and other current assets	(387)	837
Deferred compensation	(2,035)	—
Accounts payable	6,561	2,481
Accrued compensation	2,772	2,915
Other accrued liabilities	706	(721)

Net cash provided by operating activities	34,680	40,784

Investing activities
Purchases of property and equipment	(7,495)	(10,247)
Proceeds from disposition of property and equipment	57	30
Contributions to equity investment	(339)	(71)
Proceeds from note receivable	235	—
Payment for acquisitions	(5,050)	(2,016)

Net cash used in investing activities	(12.592)	(12,304)

Financing activities
Borrowings from notes payable	40,000	—
Repayment of notes payable	(17,386)	(1,506)
Borrowings from line of credit	39,500	11,000
Repayment of line of credit	(43,000)	(11,000)
Principal payments on capital lease obligations	(1,880)	(2,139)
Fees paid related to financing activities	(438)	—
Contributions from non-controlling interests	2,012	688
Distributions to non-controlling interests	(5,832)	(6,842)
Distributions of unrecovered capital	(20,500)	(10,073)
Payments related to acquisitions	(1,697)	(1,152)
Preferred return distributions	(5,081)	(3,418)
Member distributions	(2,413)	(4,765)

Net cash used in financing activities	(16,715)	(29,207)

Net change in cash and cash equivalents	5,373	(727)
Cash and cash equivalents, beginning of year	401	2,252

Cash and cash equivalents, end of year	$5,774	$1,525

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$1,186	$1,080

Supplemental disclosure of non-cash investing and financing activities
Purchases of property and equipment through capital leases	$1,330	$2,829

Non-cash equity contributions from non-controlling members	$—	$556

See accompanying notes to consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited Consolidated Financial Statements include the consolidated accounts of Guardian Pharmacy, LLC and its consolidated subsidiaries (collectively, the “Company”), which include majority-owned subsidiaries in which the Company has control and its wholly-owned subsidiaries. All intercompany transactions and accounts have been eliminated. Results of operations of the Company’s majority and wholly-owned subsidiaries have been included from the date of acquisition.

The accompanying unaudited Consolidated Financial Statements are prepared in conformity with the generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial reporting. Accordingly, these interim unaudited Consolidated Financial Statements do not include all of the information and footnotes required by GAAP for annual financial statements. We have omitted certain footnote disclosures that would substantially duplicate the disclosures in our audited Consolidated Financial Statements and accompanying notes as of and for the year ended December 31, 2018, unless information contained in those disclosures materially changed or is required by U.S. GAAP. In the opinion of management, all adjustments, including normal recurring adjustments, necessary for a fair statement of the consolidated financial statements as of and for the three and nine months ended September 30, 2018 and 2019 have been recorded. The results of operations for the three and nine months ended September 30, 2019 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2019, or any other period. These interim financial statements should be read in conjunction with the audited Consolidated Financial Statements and accompanying notes as of and for the year ended December 31, 2018.

Recent Accounting Standards

New Accounting Standards Not Yet Adopted

ASU Number and Name	Description	Date of Adoption	Effect on the financial statements upon adoption
2016-02, 2018-01 Leases (Topic 842)	This standard and its subsequent corresponding updates require lessees to recognize assets and liabilities for most leases but recognize expenses in a manner similar to today’s accounting. For lessors, the guidance modifies the lease classification criteria and the accounting for sales-type and direct financing leases. The guidance also eliminates today’s real estate-specific provisions. The Financial Accounting Standards Board (“FASB”) amended the standard to give another option for transition. The proposed transition method would allow entities to not apply the new lease standard in the comparative periods presented in their financial statements in the year of adoption. Under the proposed transition	January 1, 2021. Early adoption is permitted.	The Company will adopt the standard on January 1, 2020; the primary expected impact as of the effective date is the recognition of $18 million of lease liabilities and the corresponding right of use assets for all contracts that contain an operating lease and for which the Company is the lessee.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1. Summary of Significant Accounting Policies (continued)

New Accounting Standards Not Yet Adopted

ASU Number and Name	Description	Date of Adoption	Effect on the financial statements upon adoption
method, the entity would apply the transition provisions on January 1, 2020 (i.e., the effective date). At transition, lesses and lessors are permitted to make an election to apply a package of practical expedients that allow them not to reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) whether initial direct costs for any expired or existing leases qualify for capitalization under Accounting Standards Codification (“ASC”) 842. These three practical expedients must be elected as a package and must be consistently applied to all leases. Furthermore, entities are also permitted to make an election to use hindsight when determining lease term and lessees can elect to use hindsight when assessing the impairment of right-of-use assets. Transition method: modified retrospective approach with certain practical expedients.

2017-12, Derivatives and Hedging (Topic 815): Targeted improvements to Accounting for Hedging Activities	The standard updates the hedge accounting model to expand the ability to hedge nonfinancial and financial risk components, reduce complexity, and ease certain documentation and assessment requirements. When facts and circumstances are the same as at the previous quantitative test, a subsequent quantitative effectiveness test is not required. The standard also eliminates the requirement to separately measure and report hedge ineffectiveness. For cash flow hedges, this means that the entire change in the fair value of a hedging instrument will be recorded in other comprehensive income and amounts deferred will be reclassified to earnings in the same income statement line as the	January 1, 2020.	The Company will adopt the standard on January 1, 2020 and does not expect a material impact on its Consolidated Financial Statements.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1. Summary of Significant Accounting Policies (continued)

New Accounting Standards Not Yet Adopted

ASU Number and Name	Description	Date of Adoption	Effect on the financial statements upon adoption
hedged item. Transition method: modified retrospective with the cumulative effect adjustments recorded to the opening balance of retained earnings as of the initial application date. Prospective for presentation and disclosures.

2016-13, 2018-19, 2019-04, 2019-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments	Accounting Standards Update (“ASU”) 2016-13 and its subsequent corresponding updates will update the impairment model for financial assets measured at amortized cost. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowance for losses. For available-for-sale debt securities with unrealized losses, entities will measure credit losses as it is done today, except that the losses will be recognized as an allowance rather than a reduction in the amortized cost of the securities. These are various transition methods available upon adoption.	January 1, 2021.	The Company is currently evaluating the impact of adopting the standard on its Consolidated Financial Statements.

2. Revenue Recognition

The Company adopted ASC 2014-09, Revenue from Customers (Topic 606), for the annual period beginning January 1, 2019 using the modified retrospective method and applied the new standard to all contracts. Therefore, the comparative financial information has not been restated and continues to be reported under the accounting standards in effect for the applicable period. The adoption did not have a material impact on the Consolidated Financial Statements. Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Each prescription claim represents a separate performance obligation of the Company, separate and distinct from other prescription claims under customer arrangements.

A significant portion of the Company’s revenues from sales of pharmaceutical and medical products is subject to reimbursement by the federal Medicare Part D and B program and state Medicaid programs. The total net sales and receivables reported in the Company’s financial statements are recorded at the amount expected to be ultimately received from these payors. Billing functions for a portion of the Company’s revenue systems are

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

2. Revenue Recognition (continued)

largely computerized, enabling online adjudication (i.e., submitting charges to Medicare Part D, Medicaid, or other third-party payors electronically, with simultaneous feedback of the amount to be received) at the time of sale to record net revenues.

Patient co-payments associated with state Medicaid programs, Medicare Part D, and third-party payors are billed to the patient as part of the Company’s normal billing procedures. Additionally, the Company bills certain long term care facilities for the sale of pharmaceuticals. The billings are subject to the Company’s normal accounts receivable collections procedures.

No disaggregation of revenue is necessary as the impact by economic factors is comparable due to the similarity in the types of services provided for the long term care facilities or residents served.

3. Acquisitions

The Company’s business model involves acquiring long term care pharmacies that serve long-term care facilities and their residents as well as residents in other care settings. The Company’s strategy has included the acquisition of freestanding long term care pharmacy businesses as well as other assets, generally insignificant in size, which have been combined with existing pharmacy operations to augment internal growth.

The values of the identifiable intangible assets were based on the Company’s best estimate of the fair value of such assets. The Company uses an independent valuation firm to assist in determining the fair value of the identified intangible assets.

2019 Acquisition

On July 1, 2019, Guardian Pharmacy of Grand Rapids, LLC, acquired 80% of the interests in TruCare, LLC, a long-term care pharmacy serving the Michigan market (the “Michigan Acquisition”).

The following table summarizes the fair value of the consideration for the Michigan Acquisition:

Total cash consideration transferred, closing	$1,760
Total cash consideration transferred, deferred	475
Contingent consideration	580

Total estimated consideration	$2,815

The contingent consideration arrangement required the Company to pay $960 of additional consideration to the former owners of TruCare, LLC if certain gross product margin targets were hit over the four-year period subsequent to the acquisition. The fair value of the contingent consideration arrangement at the acquisition date was $580.

The fair value of the 20% non-controlling interest in Guardian Pharmacy of Grand Rapids, LLC is estimated to be $556. The fair value of the non-controlling interest was estimated using a combination of the income approach and a market approach.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

3. Acquisitions (continued)

The excess of the consideration paid by the Company over the net amounts assigned to the fair value of the assets acquired and the liabilities assumed, is recorded as goodwill. The amount of goodwill reflects the expected synergies from the acquisition.

Based on the Company’s estimation of fair value, the following is a summary of the net assets acquired:

Michigan Acquisition
Total estimated consideration	$2,815
Net assets acquired:
Inventory	433
Property and equipment	136
Customer list	1,674
Other identifiable intangible assets	8
Non-controlling interest equity	(556)

Total net assets acquired	1,695

Goodwill	$1,120

The customer lists are being amortized over ten years on a straight-line basis. The other intangible assets include trademarks and are being amortized over seven years on a straight-line basis. The Company has included net assets and the results of operations for the for the acquisitions in the Company’s Consolidated Financial Statements as of and from their respective acquisition dates.

2018 Acquisitions

On April 1, 2018, the Company formed Guardian Pharmacy of Madison, LLC and acquired 85% of the interests in Mike Flint Enterprises, Inc. (d/b/a Mallatt’s Homecare Pharmacy), a long-term care pharmacy serving the Wisconsin market (the “Wisconsin Acquisition”).

The following table summarizes the fair value of consideration for the Wisconsin Acquisition:

Total cash consideration transferred, closing	$5,050
Total cash consideration transferred, deferred	842

Total estimated consideration	$5,892

On October 1, 2018, Guardian Pharmacy of Madison, LLC acquired 100% of Prescriptions Plus, LLC a long-term care pharmacy also servicing the Wisconsin market, from Good Value Pharmacy, LLC (the “Second Wisconsin Acquisition”).

The following table summarizes the fair value of consideration for the Second Wisconsin Acquisition:

Total cash consideration transferred, closing	$6,275
Total cash consideration transferred, deferred	412
Contingent consideration	720

Total estimated consideration	$7,407

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

3. Acquisitions (continued)

The contingent consideration arrangement requires the Company to pay the former owners of Prescriptions Plus, LLC (i) up to $1,275 if certain revenue targets are met over a period of six months and (ii) up to $600 if certain per unit labor cost targets are met over a six months period. The fair value of the contingent consideration arrangement at the acquisition date was $720.

The excess of the cost of the Company’s acquisitions, over the net amounts assigned to the fair value of the assets acquired and the liabilities assumed, is recorded as goodwill. The amount of goodwill reflects the expected synergies from the acquisition.

Based on the Company’s estimation of fair value, the following is a summary of the net assets acquired:

	2018 Acquisitions
	Wisconsin Acquisition	Second Wisconsin Acquisition
Total estimated consideration	$5,892	$7,407
Net assets acquired:
Rebate receivable	20	—
Inventory	842	862
Property and equipment	224	378
Customer list	2,195	2,924
Other identifiable intangible assets	50	118

Total net assets acquired	3,331	4,282

Goodwill	$2,561	$3,125

The customer lists are being amortized over ten years on a straight-line basis. The other intangible assets include non-compete agreements and trademarks and are being amortized over one year and five years, on a straight-line basis. The Company has included net assets and the results of operations for the acquisitions in the Company’s Consolidated Financial Statements as of and from their respective acquisition dates.

4. Fair Value Measurements

The Company utilizes the three-level valuation hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy consist of the following:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•

Level 2 – Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

4. Fair Value Measurements (continued)

•

Level 3 – Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs that market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short maturity of these instruments. The Company estimates that the carrying amount of debt approximates fair value due to the fluctuation of variable interest rates with market movement.

The following table summarizes the valuation at fair value of financial instruments measured on the Company’s Consolidated Balance Sheets:

	Level 1	Level 2	Level 3
December 31, 2018
Liabilities:
Interest rate swap(1)	$—	$386	$—
Contingent consideration payable(2)	—	—	720

Fair value of financial instruments	$—	$386	$720

September 30, 2019
Liabilities:
Interest rate swap(1)	$—	$739	$—
Contingent consideration payable(2)	—	—	580

Fair value of financial instruments	$—	$739	$580

(1)

The interest rate swap was measured using widely accepted valuation techniques. This analysis reflects the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs that include interest rate curves.

(2)

The fair value measurement of the contingent consideration obligations arising from acquisitions is based upon Level 3 inputs including, in part, the estimate of future cash flows based upon the likelihood of achieving the various earn-out criteria. Changes in the fair value of the contingent consideration obligations are recorded in Acquisition related and other expenses.

There were no transfers between Level 1 and Level 2 of the Fair Value Hierarchy.

The following table provides a reconciliation of the activity for the Level 3 contingent consideration fair value measurements during the period ended September 30, 2019:

Balance at December 31, 2018	$720
Current year acquisitions	580
Fair value adjustment	1,103
Payments	(1,823)

Balance at September 30, 2019	$580

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(Dollar Amounts in Thousands, Unless Otherwise Stated)

4. Fair Value Measurements (continued)

Cash and Cash Equivalents

Cash consists primarily of demand deposits held with financial institutions. The Company considers all highly liquid investments purchased with an original maturity of three months or less when purchased to be cash equivalents for financial statement presentation.

Trade Accounts Receivable

Trade accounts receivable balance primarily includes amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies, governmental agencies, and long-term care facilities) and private pay customers. Trade accounts receivable are stated at cost less an allowance for doubtful accounts, the net of which approximates fair value.

5. Derivatives

The Company uses a financial-based derivative contract to manage exposure to interest rate risks. U.S. GAAP requires companies to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. As such, the fair value of the derivative instrument of the Company is reported within Other accrued liabilities on the accompanying Consolidated Balance Sheets. For this derivative instrument, designated as a cash-flow hedge, the effective portion of the gains or losses of the derivative is reported within Accumulated other comprehensive gain (loss) on the accompanying Consolidated Balance Sheets until the hedge transaction is recognized in earnings. As of September 30, 2019 the Company does not expect any material gain/loss to be reclassed to earnings in the next twelve months. We reported $386 and $739 within Other accrued liabilities for the period ending December 31, 2018 and September 30, 2019, respectively.

6. Commitments and Contingencies

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the disposition of these claims will not have a material adverse impact on the Company’s consolidated financial position or results of operations.

Through and including                , 2020, (the 25th day after the date of this prospectus), all dealers effecting transactions in the Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                    Shares

Class A Common Stock

P R O S P E C T U S

BofA Securities

Morgan Stanley

                , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of Class A common stock being registered hereby. All amounts shown are estimates except the SEC registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee.

Amount to be Paid
SEC registration fee	$
FINRA filing fee
Initial Nasdaq Global Market listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer Agent and Registrar fees
Miscellaneous fees and expenses
Total

Item 14. Indemnification of Directors and Officers

Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our bylaws that will be effective upon the completion of this offering provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation that will be effective upon the completion of this offering provides for such limitation of liability.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments we may make to our officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

We have not sold any securities within the past three years that were not registered under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Number	Description

1.1**	Form of Underwriting Agreement

3.1**	Amended and Restated Operating Agreement of Guardian Pharmacy, LLC

3.2**	Form of Certificate of Incorporation of Guardian Pharmacy Services, Inc.

3.3**	Form of Bylaws of Guardian Pharmacy Services, Inc.

4.1**	Form of Voting Agreement, by and among Guardian Pharmacy Services, Inc. and the holders of Class B common stock party thereto

5.1**	Opinion of Jones Day

10.1**†	Form of Indemnification Agreement for Officers and Directors

10.2**	Third Amended and Restated Loan and Security Agreement, dated as of April 23, 2018, by and among Guardian Pharmacy, LLC, the subsidiary guarantors from time to time party thereto, Regions Bank as administrative agent and collateral agent, and the lenders from time to time party thereto

21.1**	List of Subsidiaries of the Registrant

23.1**	Consent of Ernst & Young LLP

23.2**	Consent of Jones Day (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page hereto)

*	Filed herewith.
**	To be filed by amendment.
†	Management contract or compensatory plan.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Atlanta, State of Georgia on                  , 2020.

Guardian Pharmacy, LLC

By:
Fred P. Burke
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Fred Burke and David Morris, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this registration statement and (ii) any registration statement or post-effective amendment thereto to be filed with the United States Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
Fred P. Burke	President and Chief Executive Officer and Manager (Principal Executive Officer)	, 2020

David Morris	Executive Vice President and Chief Financial Officer and Manager (Principal Financial and Accounting Officer)	, 2020

William Bindley	Chairman of the Board of Managers	, 2020

John Ackerman	Manager	, 2020

Thomas Salentine, Jr.	Manager	, 2020

II-4